
BNP PARIBAS

G.D.F. Investor Relations
& Financial Information

M.GROUVEL
☎ 33-1.42.98.23.40
Fax 33-1.42.98.21.22

18 September 2007


07027005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, DC 20549

Re : Information furnished pursuant to Rule 12g3-2b (1) (iii)
File n° 82-3757

Sirs,

In connection with the exemption granted to BNP PARIBAS (« the Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File 82-3757, the Company encloses herewith the English version of its 2007 second quarter results.

We would be grateful if you could acknowledge receipt of the present document by returning to us the enclosed letter.

Sincerely yours,

Enclosure : Second quarter 2007 results press release,
Second quarter 2007 results slide show,
Unaudited Consolidated Financial Statements
Acknowledgement of receipt


BNP PARIBAS



RESULTS AS AT 30 JUNE 2007

PRESS RELEASE

1 August 2007


BNP PARIBAS

Paris, 1st August 2007

Second Quarter 2007 Results

ROBUST ORGANIC GROWTH...

- **REVENUES** — €8,214mn, +13.4%/2Q06
  (+13.6% at constant scope and exchange rates)

French Retail Banking (excluding PEL/CEL)	+3.5%/2Q06
BNL bc	+7.4%/2Q06
International Retail Financial Services	+9.4%/2Q06
Asset Management and Services	+21.9%/2Q06
Corporate and Investment Banking	+24.0%/2Q06

- **NET INCOME, GROUP SHARE** — €2,282MN, + 20.0%/2Q06

... RESULT OF THE STRATEGY TO INTERNATIONALISE AND DEVELOP INNOVATION

- 56% OF REVENUES OUTSIDE FRANCE
- A EUROPEAN LEADER*:
  - RETAIL BANKING: TWO DOMESTIC MARKETS WITH THE SUCCESSFUL INTEGRATION OF BNL AND A PAN-EUROPEAN PRESENCE IN RETAIL FINANCIAL SERVICES: CETELEM NO. 1 IN CONSUMER LENDING IN CONTINENTAL EUROPE
  - ASSET MANAGEMENT AND SERVICES: NO. 1 IN SECURITIES CUSTODY SERVICES, ONLINE BROKERAGE AND SAVINGS SERVICES AND NO. 2 IN CORPORATE REAL ESTATE SERVICES IN EUROPE
  - CIB: A EUROPEAN POWERHOUSE WITH A GLOBAL REACH IN DERIVATIVES AND SPECIALIZED FINANCING; NO. 2 IN EUROPE FOR PRE-TAX INCOME IN 2006, NO.2 WORLDWIDE FOR EQUITY DERIVATIVES

**Sources: Lease Europe, EuroProperty and BNP Paribas Research*

SHARP RISE IN FIRST HALF PROFITABILITY

- **FIRST HALF EPS** — €5.22 (+17.9 %)
- **ANNUALISED ROE AFTER TAX** — 23.6% (+1.4 pts)

The Board of Directors of BNP Paribas met on 31 July 2007. It was chaired by Michel Pébereau and it examined the group's second quarter results and the first half financial statements.

ROBUST ORGANIC GROWTH

In the second quarter the revenues of BNP Paribas rose sharply (+13.4%) to €8,214mn. Operating expenses (€4,848mn) rose 13.1 %. At constant scope and exchange rates and excluding BNL's restructuring costs, revenues grew 13.6% and operating expenses 10.5%, producing a high marked jaws effect of 3.1 points. Gross operating income increased 13.8% (+18.1% at constant scope and exchange rates).

The cost of risk remained moderate at €258mn, or 0.21% of risk-weighted assets, compared to 0.11% in the second quarter 2006 and 0.23% in the first quarter 2007. The increase in the cost of risk compared to the second quarter 2006 is explained by €86mn less provision write-backs by CIB and the Corporate Centre, and by €15mn scope effects, notably the integration of UkrSibbank.

Thanks to the good credit quality of its customer base and a prudent risk policy, BNP Paribas is not directly impacted by the current US subprime mortgage crisis and the tensions in the LBO market. The rating agency Standard and Poor's highlighted BNP Paribas's sound risk management practices on 10 July when it announced that it was raising BNP Paribas' rating to AA+. This rating puts BNP Paribas amongst the top 6 best rated big banks worldwide.

BNP Paribas' profitability in the second quarter was up sharply with net income, group share totalling €2,282mn (+20.0%).

In the first half of the year, net income, group share amounted to €4,789mn (+22.4%), or a net half-year EPS of €5.22 (+17.9%). Annualised after-tax return on equity was 23.6%, up 1.4 points from the first half of 2006.

HIGH PERFORMANCE RETAIL BANKING

In the second quarter 2007, the retail banking business lines (Banking Networks and Retail Financial Services) contributed 51% of the revenues of the Group's core businesses.

1. French Retail Banking (FRB): very sound business performance.

The French network([1]), contributing 18% of the revenues of the Group's core businesses, continued to roll out a robust sales and marketing drive against a backdrop of more difficult interest rates environment. The integration of the Dexia's French Private Banking unit, renamed Banque Privée Anjou, further consolidated its position as no. 1 in Private Banking in France.

Revenues([2]) (€1,496mn) were up 3.5% compared to the second quarter 2006, which constituted a high benchmark (+3.2% at constant scope). Fees increased 9.3%, thanks to substantial growth in fees from financial savings (15.4%) and sustained growth in banking services fees (5.6%), driven in particular by the expanding customer base. Net interest income edged down 0.9% compared to the second quarter 2007 (+1.4% compared to the first quarter 2007). Pressure on margins was due to the negative impact of regulated interest rates increase (+0.50% compared to the second quarter 2006), rising short-term interest rates as well as a delay in the upwards adjustment of customer rates.

[1]) Including 100 % of private banking in France.
[2]) Excluding the effect of PEL/CEL allowance

The write-back of the PEL/CEL (Home Savings Plans and Accounts) allowance, recently created under IFRS accounting standards, amounted this quarter to €20mn against €54mn in 2Q06. Factoring in this effect, revenues rose 1.1% to €1,516mn.

Operating expenses grew 3.5% (+2.9% at constant scope). Cost of risk was still very low at 0.14% of risk-weighted assets, stable compared to the second quarter 2006 and the first quarter 2007, confirming the excellent credit quality of the customer base.

Operating income([2]) grew 3.6% to €491mn compared to the second quarter 2006 (4.1% at constant scope). Following allocation of one third of French Private Banking to AMS, quarterly pre-tax income([2]) of French Retail Banking rose 2.7% to €456mn compared to the second quarter 2006 (2.7% at constant scope).

FRB continued to affirm its sales performance:

- The growth in the number of individual cheque and deposit accounts reached a record level: +140,000 in the first half of 2007, against +80,000 in the first half of 2006, in particular thanks to the successful marketing campaigns geared at young customers (*Multiplacements Avenir, TA+K entrer*).

- Year-on-year, mortgage loans outstandings increased by 11.0% in a still buoyant market but in which BNP Paribas applied an increasingly selective lending policy. Outstanding consumer loans grew 5.9% compared to their second quarter 2006 level, outpacing the market (below 3%)([3]).

- Gross financial savings inflows remained particularly robust this quarter despite the high benchmark in the second quarter 2006, thereby bolstering significant growth in life insurance as well as medium and long-term mutual funds outstandings (+15.5 % and +15.4% respectively year-on-year). In a market where life insurance asset inflows fell 6%([4]) in the first half of 2007 compared to the exceptionally high level of the first half of 2006 (marked by strong PEL/CEL outflows), BNP Paribas confirmed its superior performance with stable life insurance asset inflows.

- FRB's Corporate Business continued to enjoy sustained growth, marked by a sharp rise in deposits and a doubling of structured investments distributed through regional dealing rooms, an excellent investment lending and factoring drive and a new rise in M&A activities thanks to deeper SME coverage. This positioning also helped grow cross-selling with Private Banking, as client referrals from the business centres grew 26% compared to the second quarter 2006.

Over the first half of the year, revenues grew 3.8%([2]), operating expenses grew 32%, the cost/income ratio improved 0.4 points at 64.3%([2]) and pre-tax return on equity was stable at 32%([2]).

For 2007, in a more difficult interest rate environment marked by regulated rates that rise a further 25 bps on 1st August 2007 and a surge in short-term interest rates, French Retail Banking continues to pursue the target of growing revenues by 4% and operating expenses by 3% at constant scope.

---

[2]) Excluding the effect of PEL/CEL allowance
[3]) Source: Banque de France
[4]) Source: FFSA.

2. BNL: ahead of schedule on the integration plan

One year after the acquisition of BNL, its powerful potential for value creation is confirmed with the first half 2007 results.

For BNL as a whole, synergies are being implemented quicker than expected: in addition to the €38mn in synergies accounted for in the second half 2006, there was an additional €67mn in the first half 2007 accounts (€39mn of which was for BNL bc and €28mn for the CIB, AMS and IRFS core businesses), which amounted already to 83% of the additional synergies planned for 2007.

In addition to this €105mn already posted, the full year effect of synergies implemented as at 30 June, is €146mn which will be reflected in the accounts over the next few quarters. So, out of the target of €480mn in synergies planned by 2009, €251mn, i.e. 52%, are already implemented by 30 June 2007.

Restructuring costs (booked at the corporate level) totalled €61mn in the second quarter of the year.

An illustration this quarter of the successful integration is the continued overhaul of the retail banking product and service offering (*Mutuo Revolution, Prestito Revolution*), distribution agreements entered into between BNL bc and AMS to sell notably creditor insurance, and the popularity of CIB products with medium and large corporate customers.

In the BNL banca commerciale core business (BLN bc)([5]), second quarter 2007 revenues came to €641mn (+7.4% compared to the second quarter 2006) while operating expenses edged up only 1.4% to €426mn.

With a stable cost of risk (0.44% of risk-weighted assets compared to 0.46% in the second quarter 2006), BNL bc's pre-tax income, reaching €163mn following allocation of one third of Italian Private Banking to AMS, grew 56.7% compared to the second quarter 2006.

In the first half of 2007, the cost/income ratio improved appreciably, dropping from 69.6% to 65.5% (-4.1 points) and pre-tax return on equity surged from 14% to 21% (+7 points).

3. International Retail Banking and Financial Services (IRFS)

This quarter, IRFS posted €1,996mn revenues, up 9.4% compared to the second quarter 2006 and 8.7% at constant scope and exchange rates, due to the opposite effects of, on the one hand, the integration of UkrSibbank and, on the other hand, the decline in the dollar (-6.7% compared to the second quarter 2006). Operating expenses rose 13.1% (9.5% at constant scope and exchange rates). Pre-tax income, amounting to €636mn, edged down 1.7% compared to the second quarter 2006 (up 4.4% at constant scope and exchange rates).

BancWest improved its sales and marketing drive in an interest rate environment that continued to weigh on net interest margin. BancWest's specialty franchises continued their expansion and have reached critical mass ranking no. 3 in the United States for agricultural lending and no. 1 for the financing of recreational vehicles. The net interest margin continued to be eroded at 3.11% compared to 3.35% in the second quarter 2006 and 3.21 of the first quarter 2007, such that revenues at constant scope fell 4.3% compared to the second quarter 2006. Operating expense growth was contained at 1.6%.

BancWest's exposure to the subprime market is very limited: less than 2% of the portfolio of mortgages granted to individuals. The cost of risk, €22mn, was up moderately compared to the very low level in the second quarter 2006 and stable compared to the first quarter 2007.

[5]) Including 100 % of Private Banking in Italy.

In the first half 2007, BancWest pre-tax return on equity reached a high 35%.

In the **Emerging Retail Networks**, revenues grew 54.3% to €341mn (35.9% at constant scope and exchange rates). The organic growth drive continued, especially in Turkey where the pace of branch openings accelerated and in Ukraine where revenues (€72mn) more than doubled compared to the second quarter 2006. At constant scope and exchanges rates, the jaws effect was over 8 points. The cost of risk rose from €10mn to €16mn, primarily due to the integration of UkrSibbank. Operating income, marking €104mn, grew 52.9% (+72.2% at constant scope and exchange rates).

With a strong presence around the Mediterranean, BNP Paribas is continuing to roll out its integrated model across the region with the acquisition announced in July 2007 of a stake giving operational control over the Sahara Bank in Libya, an oil-producing country where banking penetration is still low and that has strong cultural and business ties with Italy.

Cetelem continued its growth in France and outside France: its risk-weighted assets jumped 17.6% and its revenues rose 11.3% (9.9% at constant scope and exchange rates) in a context of pressure on margins in the Euro zone. Growth in outstandings in France (including Laser Cofinoga and excluding industrial partnerships) was 9.1% in a market where growth was below 3%([3]). Emerging countries' share in revenues grew to 15% in the first half 2007 compared to 9% in 2005. International expansion continued with new operations beginning in Ukraine, China, Algeria and Mexico as well as the announcement in July 2007 of the acquisition of Banco BGN in Brazil that will bolster Cetelem's already recognised position in this high-potential country. The rise in costs (13.1% or 9.5% at constant scope and exchange rates) reflects this business development strategy. The cost of risk remained stable at 2.22% of risk-weighted assets; the rise in the absolute value is explained by the rise in outstandings, notably in the emerging countries that have a structurally higher risk profile. As a result of the newly launched operations, operating income was stable (+0.6%) at €156mn. At constant scope and exchange rates, it rose 6.6% compared to the second quarter 2006. For the year 2007, despite the rise in short-term interest rates, operating income growth at constant scope and exchange rates, is expected to reach high single digits.

In the first half of 2007, IRFS posted a cost/income ratio up 1.3 points at 57.4% (+0.4 points at constant scope and exchange rates). Return on equity was 33% compared to 38% in the first half 2006.

ASSET MANAGEMENT AND SERVICES (AMS): A STRONG DRIVE FOR GROWTH AND VALUE CREATION

In the second half 2007, AMS again delivered excellent performances in all its business lines.

During the first semester of the year, net inflows remained high (€24.3bn or 9% of assets under management). As at 30 June 2007, assets under management came to €596bn, up 10.3% as compared to 31 December 2006, including a €4bn scope effect (due in particular to the integration of Dexia French Private Banking) and a €28bn performance and exchange rate effect.

Quarterly revenues, €1,373mn, which contribute 18% of the revenues of the Group's core businesses, rose 21.9% compared to second quarter 2006 (19.7% at constant scope and exchange rates). Each of the core business's business lines enjoyed significant revenue growth: +27.5% for Wealth and Asset Management; +10.2% for Insurance compared to a very high base; +24.8% for Securities Services. The core business thereby confirmed its role as a growth driver for the Group.

[3]) Source: Banque de France

With this robust growth dynamic, operating expenses grew at a fast pace (18.8%) but, at constant scope and exchange rates, yielded a positive 5.7 point jaws effect. Gross operating income, €559mn, was up 26.8% and pre-tax income 27.8% at €575mn.

In the second quarter, **Wealth and Asset Management** saw exceptionally high new inflows in Private Banking (+13.1% annualized of assets under management) in particular from Asia and the Middle East. Real Estate Services also enjoyed significant 26.8% revenue growth this quarter. Growth in the Wealth and Asset Management business' operating expenses was robust at 22.1% but lead to a more than 5 point jaws effect. Pre-tax income jumped 39.7% compared to the second quarter 2006.

Insurance continued its growth both in France, gaining market share, at 8.1%([5]), and continuing to sell a much higher proportion of unit-linked insurance products than the market (41% compared to 27%)([6]), and outside France, where gross inflows grew 30% in particular in the UK, Korea and Taiwan. Revenues grew 10.2% compared to a high base and operating expenses rose 9.5% to support organic growth and international business development. Pre-tax income rose 12.0% to €206mn.

Securities Services continued to affirm its European leadership by winning lots of mandates. As at 30 June, assets under custody totalled €3,963bn (+21.9%). Assets under administration, a segment with greater added value, soared 61.1% year-on-year to €825bn. Thanks to a close to 5 point jaws effect, pre-tax income rose 35.8%. The business line will further expand its European coverage with the integration in the second half of the year of two acquisitions announced: RBSI Securities Services (Channel Islands) and ExelBank (Spain).

Over the first half of the year, AMS' pre-tax income totalled €1,067mn, up 25.4% compared to the very high base in the first half 2006. Pre-tax return on equity rose 3 points to 41%.

CORPORATE AND INVESTMENT BANKING (CIB): A NEW RECORD THANKS TO POWERFUL FRANCHISES

Corporate and Investment Banking confirmed, with its results in the second quarter, the organic growth drive unveiled during the Investors Day event held on 20 June 2007.

CIB's businesses set a new record this quarter, generating €2,479mn in revenues, 24.0% higher than the second quarter 2006 and 3.5% better than the last record in the first quarter 2007. Customer revenues soared (18.6%). CIB's contributed 31% of the revenues of the Group's core businesses.

Operating expenses grew 15.7%, incorporating the effects of bolstering the teams as well as the rise in variable compensation due to the excellent results of the capital market businesses. Gross operating income rose 36% to €1,114mn. Provision write-backs this quarter surpassed by €59mn (€125mn in the second quarter 2006) the limited amount of additions to provisions. CIB's pre-tax income was up 27.7% to €1,244mn.

Advisory and Capital Markets recorded a very sharp rise in revenues, €1,764mn, up 32.4% from the second quarter of 2006. The Equity and Advisory businesses grew 27.7% driven by sustained equity derivatives business, both in flow and in structured products, and by the rapid growth in the Equity Capital Markets businesses in Asia (Hong Kong, China, Korea). The revenues from the Fixed Income business line grew 36.9% this quarter, in particular the interest rate derivatives and structured credit businesses, reaping the benefit of an environment with high volatility and rising interest rates and spreads.

---

[6]) Inflow market share. Source: FFSA.

The **Financing Businesses** continued the regular growth in their revenues (+7.2% at €715mn) thanks to buoyant level of business in the Energy and Commodities Finance and Acquisition Finance businesses.

In the first half of 2007, the core business' cost/income ratio, 54.1%, remains one of the best in the world for this type of business and pre-tax return on equity continued its rise at 44%, compared to 41% in the first half of 2006.

In terms of risks, CIB has not been directly affected by the US subprime crisis and has not observed any deterioration of its leverage finance portfolio, as of today.

In fact, CIB's exposure to the subprime market is negligible.

CIB's indirect risk via its activity with hedge funds is moderate. Direct investments in hedge funds are negligible. Exposure to counterparty risk is collateralised. Hedge fund shares are held in the fund derivatives business, but only for the purpose of hedging structured products' positions.

In the area of leverage finance, the portfolio of final takes is largely diversified, 69% European and virtually exclusively with senior tranches. The underwriting risk is limited and diversified.

In a report dated 10 July, the rating agency Standard & Poor's noted "BNP Paribas' exposure to current areas of concern are either limited (US subprime) or well managed (leveraged finance)."

◆

◆ ◆

In 2007, the BNP Paribas Group asserts itself more than ever as a fast-growing international financial services group. In the first half of the year, 56% of the Group's revenues and 59% of its workforce are located outside France. With around three-quarters of its revenues generated in Europe, BNP Paribas has become a pan-European leader in all its business lines.

Combining growing internationalisation, robust profitability and prudent and sophisticated risk management, BNP Paribas is deploying its integrated model to create value in high-potential businesses and has developed growth drivers enabling it to generate sustained organic growth (risk-weighted assets as at 30 June 2007 up 15.4% as compared to 30 June 2006). This value-creating growth dynamic is reflected in the growth in earnings per share, €5.22 per share for the half year 2007, up 17.9% compared to the first half 2006.



Commenting on the results, BNP Paribas' Chief Executive Officer Baudouin Prot, stated: "Posting again robust revenue growth, the Group is reaping the benefits of the growth and internationalisation strategy conducted for the last few years. All the Group's business lines are regularly improving their competitive positions thanks to a shared culture of innovation and excellence. The quality of our business model and our vigilance in terms of risks puts us in a good position to keep performing well in a less favorable environment."

This press release includes forward-looking statements based on current beliefs and expectations about future events. Forward-looking statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance and synergies. Forward-looking statements are not guarantees of future performance and are subject to inherent risks, uncertainties and assumptions about BNP Paribas and its subsidiaries and investments, developments of BNP Paribas and its subsidiaries, banking industry trends, future capital expenditures and acquisitions, changes in economic conditions globally or in BNP Paribas' principal local markets, the competitive market and regulatory factors. Those events are uncertain; their outcome may differ from current expectations which may in turn significantly affect expected results. Actual results may differ materially from those projected or implied in these forward-looking statements. Any forward-looking statement contained in this press release speaks as of the date of this press release: BNP Paribas undertakes no obligation to publicly revise or update any forward-looking statements in light of new information or future events.

The information contained in this press release as it relates to parties other than BNP Paribas or derived from external sources has not been independently verified and no representation or warranty expressed or implied is made as to, and no reliance should be placed on the fairness, accuracy, completeness or correctness of, the information or opinions contained herein. None of BNP Paribas or its representatives shall have any liability whatsoever in negligence or otherwise for any loss however arising from any use of this press release or its contents or otherwise arising in connection with this press release or any other information or material discussed.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In millions of euros	2Q07	2Q06	2Q07 / 2Q06	1Q07	2Q07 / 1Q07	1H07	1H06	1H07 / 1H0
Revenues	**8,214**	**7,245**	**+13.4%**	**8,213**	**+0.0%**	**16,427**	**14,062**	**+16.8**
Operating Expenses and Dep.	-4,848	-4,288	+13.1%	-4,586	+5.7%	-9,434	-8,150	+15.8
Gross Operating Income	**3,366**	**2,957**	**+13.8%**	**3,627**	**-7.2%**	**6,993**	**5,912**	**+18.3**
Provisions	-258	-121	n.s.	-260	-0.8%	-518	-237	+118.6
Operating Income	**3,108**	**2,836**	**+9.6%**	**3,367**	**x2,4**	**6,475**	**5,675**	**+14.1**
Associated Companies	90	59	+52.5%	127	-29.1%	217	121	+79.3
Other Non Operating Items	59	-2	n.s.	1	n.s.	60	33	+81.8
Non Operating Items	**149**	**57**	**+161.4%**	**128**	**+16.4%**	**277**	**154**	**+79.9**
Pre-Tax Income	3,257	2,893	+12.6%	3,495	-6.8%	6,752	5,829	+15.8
Tax Expense	-874	-837	+4.4%	-854	+2.3%	-1,728	-1,643	+5.2
Minority Interests	-101	-155	-34.8%	-134	-24.6%	-235	-272	-13.6
Net Income, Group Share	**2,282**	**1,901**	**+20.0%**	**2,507**	**-9.0%**	**4,789**	**3,914**	**+22.4**
Cost / Income	59.0%	59.2%	-0.2 pt	55.8%	+3.2 pt	57.4%	58.0%	-0.6 p

- At constant scope and exchange rates/2Q06 and excluding BNL restructuring costs: high marked jaws effect
  - Revenues: +13.6% (core businesses: +15.4%)
  - Operating expenses: +10.5% (core businesses: +10.3%)
- Cost of risk limited to 21 bp of risk weighted assets, or + €137mn compared to an exceptionally low 2Q06 (11 bp)
  - Provision write-backs at CIB and in "Other Businesses" lower by €86mn/2Q06
  - Growth in emerging markets (Emerging Retail Banking, Cetelem)
- Revenues 2Q07/1Q07: + 3.4% for core businesses

1Q07 - RESULTS BY CORE BUSINESSES

In millions of euros	FRB	BNL bc	IRFS	AMS	CIB	Core businesses	Other activities*	Group
Revenues	**1,450**	**636**	**1,996**	**1,373**	**2,479**	**7,934**	**280**	**8,214**
%Change/2Q06	+0.4%	+7.8%	+9.4%	+21.9%	+24.0%	+13.6%	+7.3%	+13.4%
%Change/1Q07	-0.6%	+0.8%	+4.0%	+8.4%	+3.5%	+3.4%	n.s.	+0.0%
Operating Expenses and Dep.	-943	-422	-1,150	-814	-1,365	-4,694	-154	-4,848
%Change/2Q06	+3.1%	+1.7%	+13.1%	+18.8%	+15.7%	+11.4%	+102.6%	+13.1%
%Change/1Q07	+1.7%	+3.7%	+4.7%	+4.4%	+7.4%	+4.7%	+49.5%	+5.7%
Gross Operating Income	**507**	**214**	**846**	**559**	**1,114**	**3,240**	**126**	**3,366**
%Change/2Q06	-4.2%	+22.3%	+4.7%	+26.8%	+36.0%	+16.9%	-31.9%	+13.8%
%Change/1Q07	-4.7%	-4.5%	+3.0%	+14.8%	-1.0%	+1.6%	-71.2%	-7.2%
Provisions	-31	-50	-240	0	59	-262	4	-258
%Change/2Q06	+0.0%	-7.4%	+29.7%	n.s.	-52.8%	+80.7%	-83.3%	n.s.
%Change/1Q07	-3.1%	-38.3%	+18.8%	n.s.	+5.4%	+0.4%	-70.4%	-0.8%
Operating Income	**476**	**164**	**606**	**559**	**1,173**	**2,978**	**130**	**3,108**
%Change/2Q06	-4.4%	+35.5%	-2.7%	+26.8%	+24.3%	+13.4%	-37.8%	+9.6%
%Change/1Q07	-4.8%	+14.7%	-2.1%	+15.3%	-0.7%	+1.7%	-43.2%	-7.7%
Associated Companies	0	0	22	11	3	36	54	90
Other Non Operating Items	0	-1	8	5	68	80	-21	59
Pre-Tax Income	**476**	**163**	**636**	**575**	**1,244**	**3,094**	**163**	**3,257**
%Change/2Q06	-4.4%	+56.7%	-1.7%	+27.8%	+27.7%	+15.8%	-25.9%	+12.6%
%Change/1Q07	-4.8%	+14.0%	-0.5%	+16.9%	+4.5%	+4.4%	n.s.	-6.8%

In millions of euros	FRB	BNL bc	IRFS	AMS	CIB	Core businesses	Other activities*	Group
Revenues	**1,450**	**636**	**1,996**	**1,373**	**2,479**	**7,934**	**280**	**8,214**
2Q06	1,444	590	1,825	1,126	1,999	6,984	261	7,245
1Q07	1,459	631	1,919	1,267	2,396	7,672	541	8,213
Operating Expenses and Dep.	-943	-422	-1,150	-814	-1,365	-4,694	-154	-4,848
2Q06	-915	-415	-1,017	-685	-1,180	-4,212	-76	-4,288
1Q07	-927	-407	-1,098	-780	-1,271	-4,483	-103	-4,586
Gross Operating Income	**507**	**214**	**846**	**559**	**1,114**	**3,240**	**126**	**3,366**
2Q06	529	175	808	441	819	2,772	185	2,957
1Q07	532	224	821	487	1,125	3,189	438	3,627
Provisions	-31	-50	-240	0	59	-262	4	-258
2Q06	-31	-54	-185	0	125	-145	24	-121
1Q07	-32	-81	-202	-2	56	-261	1	-260
Operating Income	**476**	**164**	**606**	**559**	**1,173**	**2,978**	**130**	**3,108**
2Q06	498	121	623	441	944	2,627	209	2,836
1Q07	500	143	619	485	1,181	2,928	439	3,367
Associated Companies	0	0	22	11	3	36	54	90
2Q06	0	1	24	8	1	34	25	59
1Q07	0	0	19	7	6	32	95	127
Other Non Operating Items	0	-1	8	5	68	80	-21	59
2Q06	0	-18	0	1	29	12	-14	-2
1Q07	0	0	1	0	4	5	-4	1
Pre-Tax Income	**476**	**163**	**636**	**575**	**1,244**	**3,094**	**163**	**3,257**
2Q06	498	104	647	450	974	2,673	220	2,893
1Q07	500	143	639	492	1,191	2,965	530	3,495
Tax Expense								-874
Pre-Tax Income								3,257
Minority Interests								**-101**

1H07 - RESULTS BY CORE BUSINESSES

In millions of euros	FRB	BNL bc	IRFS	AMS	CIB	Core businesses	Other activities*	Group
Revenues	**2,909**	**1,267**	**3,915**	**2,640**	**4,875**	**15,606**	**821**	**16,42**
	+0.7%	+1.2%	+9.0%	+21.9%	+13.9%	+15.5%	+50.1%	+16.8
Operating Expenses and Dep.	-1,870	-829	-2,248	**-1,594**	**-2,636**	**-9,177**	**-257**	**-9,43**
	+2.9%	+1.2%	+11.7%	+20.1%	+8.7%	+14.8%	+66.9%	+15.8
Gross Operating Income	**1,039**	**438**	**1,667**	**1,046**	**2,239**	**6,429**	**564**	**6,99**
	-3.0%	+22.7%	+5.6%	+24.8%	+20.6%	+16.5%	-1.3%	+18.3
Provisions	-63	**-131**	-442	**-2**	**115**	**-523**	**5**	**-51**
	+1.6%	-5.1%	+30.8%	n.s.	-19.6%	+72.0%	-92.5%	+118.6
Operating Income	**976**	**307**	**1,225**	**1,044**	**2,354**	**5,906**	**569**	**6,47**
	-3.3%	+40.2%	-1.2%	+23.6%	+17.7%	+13.3%	+23.7%	+14.1
Associated Companies	0	0	41	18	9	68	149	21
Other Non Operating Items	0	-1	9	5	72	85	-25	6
Pre-Tax Income	**976**	**306**	**1,275**	**1,067**	**2,435**	**6,059**	**693**	**6,75**
	-3.3%	+53.0%	-3.6%	+25.4%	+19.5%	+13.8%	+37.2%	+15.8
Minority Interests								-23
Tax Expense								-1,72
Net Income, Group Share								**4,78**
Annualised ROE after Tax								23.6

FRENCH RETAIL BANKING

French Retail Banking excluding PEL/CEL effects

In millions of euros	2Q07	2Q06	2Q07 / 2Q06	1Q07	2Q07 / 1Q07	1H07	1H06	1H07 / 1H06
Revenues	**1,496**	**1,445**	**+3.5%**	**1,499**	**-0.2%**	**2,995**	**2,885**	**+3.8%**
Incl. Interest Margin	*815*	*822*	*-0.9%*	*802*	*+1.6%*	*1,617*	*1,624*	*-0.4%*
Incl. Commissions	*681*	*623*	*+9.3%*	*697*	*-2.3%*	*1,378*	*1,261*	*+9.3%*
Operating Expenses and Dep.	-973	-940	+3.5%	-954	+2.0%	-1,927	-1,867	+3.2%
Gross Operating Income	**523**	**505**	**+3.6%**	**545**	**-4.0%**	**1,068**	**1,018**	**+4.9%**
Provisions	-32	-31	+3.2%	-31	+3.2%	-63	-62	+1.6%
Operating Income	**491**	**474**	**+3.6%**	**514**	**-4.5%**	**1,005**	**956**	**+5.1%**
Non Operating Items	1	0	n.s.	0	n.s.	1	0	n.s.
Pre-Tax Income	**492**	**474**	**+3.8%**	**514**	**-4.3%**	**1,006**	**956**	**+5.2%**
Income Attributable to AMS	-36	-30	+20.0%	-41	-12.2%	-77	-65	+18.5%
Pre-Tax Income of French Retail Bkg	**456**	**444**	**+2.7%**	**473**	**-3.6%**	**929**	**891**	**+4.3%**
Cost / Income	65.0%	65.1%	-0.1 pt	63.6%	+1.4 pt	64.3%	64.7%	-0.4 pt
Allocated Equity (Ebn)						5.8	5.5	+5.2%
Pre-Tax ROE						32%	33%	-1 pt

Including 100% of French Private Banking for Revenues to Pre-Tax Income line items

- Revenues: +3.5%/2Q06 (+3.2% at constant scope)
  - Net interest margin up 1.6%/1Q07 and down 0.9%/2Q06 due to a high base, the negative impact of the rise in regulated and short-term interest rates as well as a delay in the upward adjustment of customer rates
  - Sharp rise in fees: +9.3 %/2Q06
- Operating expenses: +3.5%/2Q06 (+2.9% at constant scope)
- Cost of risk still very low: 14 bp vs. 15 bp in 2Q06 and 15 bp in 1Q07
  - Excellent customer base
- Operating Income: +3.6% (+4.1% at constant scope)

French Retail Banking including PEL/CEL effects

In millions of euros	2Q07	2Q06	2Q07 / 2Q06	1Q07	2Q07 / 1Q07	1H07	1H06	1H07 / 1H06
Revenues	**1,516**	**1,499**	**+1.1%**	**1,526**	**-0.7%**	**3,042**	**3,003**	**+1.3%**
Incl. Interest Margin	*835*	*876*	*-4.7%*	*829*	*+0.7%*	1,664	1,742	*-4.5%*
Incl. Commissions	*681*	*623*	*+9.3%*	*697*	*-2.3%*	1,378	1,261	*+9.3%*
Operating Expenses and Dep.	-973	-940	+3.5%	-954	+2.0%	-1,927	-1,867	+3.2%
Gross Operating Income	**543**	**559**	**-2.9%**	**572**	**-5.1%**	**1,115**	**1,136**	**-1.8%**
Provisions	-32	-31	+3.2%	-31	+3.2%	-63	-62	+1.6%
Operating Income	**511**	**528**	**-3.2%**	**541**	**-5.5%**	**1,052**	**1,074**	**-2.0%**
Non Operating Items	1	0	n.s.	0	n.s.	1	0	n.s.
Pre-Tax Income	**512**	**528**	**-3.0%**	**541**	**-5.4%**	**1,053**	**1,074**	**-2.0%**
Income Attributable to AMS	-36	-30	+20.0%	-41	-12.2%	-77	-65	+18.5%
Pre-Tax Income of French Retail Bkg	**476**	**498**	**-4.4%**	**500**	**-4.8%**	**976**	**1,009**	**-3.3%**
Cost / Income	64.2%	62.7%	+1.5 pt	62.5%	+1.7 pt	63.3%	62.2%	+1.1 pt
Allocated Equity (Ebn)						5.8	5.5	+5.3%
Pre-Tax ROE						34%	37%	-3 pt

Including 100% of French Private Banking for Revenues to Pre-Tax Income line items

- Net interest margin not representative of French Retail Banking's business activity
  - Because it is impacted by variations in the PEL/CEL provision
- PEL/CEL effect: €20mn in 2Q07 compared to €54mn in 2Q06
  - Including the volume effect: €6mn vs €13mn in 2Q06

Individuals, Professionals, Entrepreneurs

- Continued to accelerate the pace of attracting new customers
  - Opened 60,000 new accounts in 2Q07 thanks, in particular, to new services tailor-made for young people ("TA+K entrer", "Multiplacements Avenir" investment product)
  - Success of the Open House event for Entrepreneurs: close to 5,000 projects for 530 million euros in loan applications
- Success of the customer fidelity programme thanks to wide variety of products and services and CRM tools

Corporate Customers

- Corporate Finance: fresh rise in business thanks to close relationship with SMEs (1H07 fees amount to 80% of total fees in 2006)
- Financing: good sales & marketing drive
  - Investment loans: outstanding +7.8 %/1H06
  - Factoring: new loans +15%/1H06
- Structured placements done via regional dealing rooms: +103%/1H06
- Cross-selling with Private Banking in France: new customers +26%/1H06

FEES

- Rise in fees' contribution to revenues*
  - 46% in 1H07 vs. 43.7% in 1H06
- Fees on investment funds and transactions: +15.4%/2Q06
  - Success in placing two innovative structured investment funds: *Conquistador* and *Mambo*
  - Sharp growth in fees on life-insurance and mutual funds thanks to substantial volumes placed in 2006 and a large part of unit-linked insurance products
- Fees on other banking transactions: +5.6%/2Q06
  - More customers who are doing more business and are more faithful


Fees
in €mn
638
623
592
617
697
681
259
235
206
231
288
271
379
388
387
386
409
410
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
Fees on investment funds and transactions
Fees on other banking transactions

* *Incl. 100% of French Private Banking; excl. PEL/CEL effects*

LENDINGS, DEPOSITS AND SAVINGS, FUNDS UNDER MANAGEMENT

in billions of euros	Outstandings 2Q07	% Change 1 year 2Q07/2Q06	% Change 1 quarter 2Q07/1Q07	Average Outstandings 1H07	%Change 1 Year 1H07/1H06
LENDINGS (1)					
Total loans	**103.1**	**+8.6%**	**+2.0%**	**102.1**	**+8.8%**
Individual Customers	55.7	+10.3%	+2.7%	54.9	+10.7%
Incl. Mortgages	48.0	+11.0%	+2.9%	47.4	+11.5%
Incl. Consumer Lending	7.6	+5.9%	+1.7%	7.6	+5.9%
Corporates	44.3	+7.8%	+1.5%	43.9	+7.8%
DEPOSITS AND SAVINGS (1)	**85.3**	**+6.6%**	**+1.9%**	**84.5**	**+6.2%**
Cheque and Current Accounts	35.9	+6.8%	+2.3%	35.5	+6.8%
Saving Accounts	37.0	-1.7%	-0.7%	37.2	-2.0%
Market Rate Deposits	12.3	+41.8%	+9.4%	11.8	+40.8%

(1) Average cash outstandings

in billions of euros	30 June 07	% Change 30.06.07/ 30.06.06	% Change 31.03.07/ 31.12.06
Funds under management			
Life insurance	56.5	+15.5%	+3.7%
Mutual fund (2)	81.9	+16.3%	-0.4%

(2) These statistics do not include funds assets registered in Luxembourg (PARVEST). Source: Europerformance.

- Powerful sales and marketing drive
  - Loans: sustained growth with greater selectiveness in mortgage lending
  - Deposits: new significant contribution from corporates
  - Life insurance asset inflow: markedly outperformed the market, sustained by renewed product and service offering (in line/1H06 vs –3%* for the market)

*Source: FFSA

BNL banca commerciale

In millions of euros	2Q07	2Q06	2Q07 / 2Q06	1Q07	2Q07 / 1Q07	1H07	1H06 pro forma	1H07 / 1H06
Revenues	**641**	**597**	**+7.4%**	**638**	**+0.5%**	**1,279**	**1,189**	**+7.6%**
Operating Expenses and Dep.	-426	-420	+1.4%	-412	+3.4%	-838	-828	+1.2%
Gross Operating Income	**215**	**177**	**+21.5%**	**226**	**-4.9%**	**441**	**361**	**+22.2%**
Provisions	-50	-54	-7.4%	-81	-38.3%	-131	-138	-5.1%
Operating Income	**165**	**123**	**+34.1%**	**145**	**+13.8%**	**310**	**223**	**+39.0%**
Non Operating Items	-1	-17	-94.1%	0	n.s.	-1	-19	-94.7%
Pre-Tax Income	**164**	**106**	**+54.7%**	**145**	**+13.1%**	**309**	**204**	**+51.5%**
Income Attributable to AMS	-1	-2	-50.0%	-2	-50.0%	-3	-4	-25.0%
Pre-Tax Income of Italian Retail Bkg	**163**	**104**	**+56.7%**	**143**	**+14.0%**	**306**	**200**	**+53.0%**
Cost / Income	66.5%	70.4%	-3.9 pt	64.6%	+1.9 pt	65.5%	69.6%	-4.1 pt
Allocated Equity (Ebn)						3.0	2.8	+4.1%
Pre-Tax ROE						21%	15%	+6 pt

Including 100% of Private Banking in Italy for the line items from Revenues to Pre-tax Income

- Net interest margin: + 9.6%/2Q06
  - Increase of margins on individual customers deposits
- Fees: + 4.4%/2Q06
  - Mostly in the corporate segment (banking fees and factoring)
- Moderate rise in operating expenses and depreciation: +1.4%/2Q06
  - Synergies effect: marginal costs -€4mn; cost synergies: €13mn
- Cost of risk: 44 bp vs 46 bp in 2Q06
- Pre-tax income: +56.7%/2Q06
  - Significant improvement of pre-tax ROE

LENDINGS, DEPOSITS AND SAVINGS, FUNDS UNDER MANAGEMENT

in billions of euros	Outstandings 2Q07	% Change 1 year 2Q07/2Q06	% Change 1 quarter 2Q07/1Q07	Average Outstandings 1H07	%Change 1 Year 1H07/1H06
LENDINGS (1)					
Total loans	**51.7**	**+4.4%**	**+1.6%**	**51.3**	**+4.1%**
Individual Customers	23.5	+6.1%	+1.3%	23.3	+6.8%
Incl. Mortgages	16.9	+7.4%	+1.6%	16.8	+8.8%
Corporates	28.2	+3.0%	+1.8%	28.0	+1.8%
DEPOSITS AND SAVINGS (1)	**32.2**	**+3.6%**	**+1.3%**	**32.0**	**+4.3%**
Individual Customers	20.6	+2.8%	-0.2%	20.6	+4.1%
Corporates	11.6	+4.9%	+4.3%	11.3	+4.7%

(1) Average volumes

in billions of euros	30 June 07	% Change 30.06.07/ 30.06.06	% Change 30.06.07/ 31.03.07
Funds under management			
Mutual funds	11.5	-15.8%	-5.0%
Life insurance	10.1	+10.9%	-1.9%

- Growth in individual customers lending driven by volume increase of mortgages
- Corporate lending: pick-up in business
- Deposits growth :
  - Individual customers: slow down due to switches into short-term Italian government bonds (BOT), following the rise in short-term interest rates
  - Corporate customers : confirmation of good sales and marketing drive
- Mutual funds (excluding Parvest and Life-Insurance): slow down in net asset outflows in 2Q07
  - General trend of households moving into Italian T-Bonds

INDIVIDUALS

- Sustained sales and marketing drive
  - Accelerated product offering restyling (*Mutuo Revolution, Prestito Revolution*)
- Success of AMS products
  - Credit Protection Insurance: volume +82%/1Q07
- Revitalisation of the entrepreneur and professionals market segment
  - ML term lending: + 3%/1Q07
  - Deposits: +7%/1Q07
- Improved marketing effectiveness
  - New customer segmentation
  - Lowered threshold to access private banking

CORPORATE

- Public bodies and local authorities:
  - Strengthening of the sales teams
  - Accelerated growth: short-term deposits +9.1%/1Q07
- Corporate customers: 97 structured finance mandates signed in 1H07 (of which 67 implemented)
- First commercial success with CIB
  - 15 structured finance mandates signed (of which 2 implemented)
- 5 trade centres opened
  - Rome, Milan, Florence, Bologna, Naples

Structured finance mandates signed


X2.5
97
39
1S06
1S07

INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES

In millions of euros	2Q07	2Q06	2Q07 / 2Q06	1Q07	2Q07 / 1Q07	1H07	1H06	1H07 / 1H06
Revenues	**1,996**	**1,825**	**+9.4%**	**1,919**	**+4.0%**	**3,915**	**3,591**	**+9.0%**
Operating Expenses and Dep.	-1,150	-1,017	+13.1%	-1,098	+4.7%	-2,248	-2,013	+11.7%
Gross Operating Income	**846**	**808**	**+4.7%**	**821**	**+3.0%**	**1,667**	**1,578**	**+5.6%**
Provisions	-240	-185	+29.7%	-202	+18.8%	-442	-338	+30.8%
Operating Income	**606**	**623**	**-2.7%**	**619**	**-2.1%**	**1,225**	**1,240**	**-1.2%**
Associated Companies	22	24	-8.3%	19	+15.8%	41	44	-6.8%
Other Non Operating Items	8	0	n.s.	1	n.s.	9	38	-76.3%
Pre-Tax Income	**636**	**647**	**-1.7%**	**639**	**-0.5%**	**1,275**	**1,322**	**-3.6%**
Cost / Income	57.6%	55.7%	+1.9 pt	57.2%	+0.4 pt	57.4%	56.1%	+1.3 pt
Allocated Equity (Ebn)						7.8	7.0	+11.4%
Pre-Tax ROE						33%	38%	-5 pt

- Scope and exchange rate effects
  - Full integration of UkrSibbank
  - USD/EUR: -6.6% 2Q07/2Q06
- At constant scope and exchange rates/2Q06
  - Revenues: +8.7%
  - Operating expenses: +9.5%
  - GOI: +7.8%
  - Cost of risk: +20%
  - Pre-tax income: +4.4%

BANCWEST

In millions of euros	2Q07	2Q06	2Q07 / 2Q06	1Q07	2Q07 / 1Q07	1H07	1H06	1H07 / 1H06
Revenues	**493**	**549**	**-10.2%**	**511**	**-3.5%**	**1,004**	**1,126**	**-10.8%**
Operating Expenses and Dep.	-261	-274	-4.7%	-268	-2.6%	-529	-567	-6.7%
Gross Operating Income	**232**	**275**	**-15.6%**	**243**	**-4.5%**	**475**	**559**	**-15.0%**
Provisions	-22	-12	n.s.	-23	-4.3%	-45	-21	n.s.
Operating Income	**210**	**263**	**-20.2%**	**220**	**-4.5%**	**430**	**538**	**-20.1%**
Associated Companies	0	0	n.s.	0	n.s.	0	0	n.s.
Other Non Operating Items	6	0	n.s.	0	n.s.	6	0	n.s.
Pre-Tax Income	**216**	**263**	**-17.9%**	**220**	**-1.8%**	**436**	**538**	**-19.0%**
Cost / Income	52.9%	49.9%	+3.0 pt	52.4%	+0.5 pt	52.7%	50.4%	+2.3 pt
Allocated Equity (Ebn)						2.5	2.6	-6.3%
Pre-Tax ROE						35%	41%	-6 pt

- At constant scope and exchange rates/2Q06
  - Revenues: -4.3%; negative effect of the inversion of the yield curves on net interest margins: -24 bp/2Q06 at 3.11%
  - Operating expenses: +1.6%
- Moderate cost of risk: 23 bp/risk weighted assets in 2Q07
  - Up compared to the very low level in 2Q06 (13 bp)
  - Stable compared to 1Q07 (24bp)
- Good sales & marketing drive and increased cross-selling
  - Fees: +3.9%/2Q06

(US GAAP)

(in billions of USD)	2Q07	2Q06	2Q07 /2Q06	1Q07	2Q07 /1Q07
Total Assets	70.7	66.7	+5.9%	68.7	+2.9%
Loans and Leases	46.8	44.4	+5.4%	46.1	+1.5%
Deposits	43.1	43.6	-1.1%	43.7	-1.5%

	30.06.07	30.06.06	30.06.07 / 30.06.06	31.03.07	30.06.07 / 31.03.07
Non Performing Assets /Loans and foreclosed properties	0.54%	0.46%	+8 bp	0.57%	-3 bp

	2Q07	2Q06	2Q07 /2Q06	1Q07	2Q07 /1Q07
Net Interest Margin	3.11%	3.35%	-24 bp	3.21%	-10 bp

- Good progress in loans outstandings
- Deposits down due to the switch to mutual funds as the rate rose

GOOD QUALITY OF THE REAL ESTATE PORTFOLIO

- Exposure to the real estate market limited to 52% of the loan portfolio compared to 62% for the competition

Loan portfolio as at 30/06/07
22%
26%
25%
27%
52%
Consumer
Mortgage Lending
Corporate Real Estate
Commercial & Industrial

- Commercial real estate: 25% of the portfolio
  - Half comes from loans made to owner-occupiers
  - Less than 2% are rated substandard by the bank
  - Negligible contribution to BancWest's cost of risk
- Mortgage lending to individual: 27% of the portfolio
  - Portfolio diversified over 20 states including California 39% and Hawaii 15%
  - Marginal share of loans made to sub prime customers $155mn/ total mortgages granted to individuals $12.9bn as at 30.06.07
  - No prime portfolio deterioration reported
- Investment portfolio: comprising only 2% of subprime mortgages

Segmentation of mortgages granted to individuals
FICO Scores
Superprime
Prime
Subprime
49%
50%
1%
99%
58%
40%
2%
98%
First Mortgage
Home Equity Loans and Lines

EMERGING RETAIL BANKING

In millions of euros	2Q07	2Q06	2Q07 / 2Q06	1Q07	2Q07 / 1Q07	1H07	1H06	1H07 / 1H06
Revenues	**341**	**221**	**+54.3%**	**305**	**+11.8%**	**646**	**430**	**+50.2%**
Operating Expenses and Dep.	-221	-143	+54.5%	-205	+7.8%	-426	-281	+51.6%
Gross Operating Income	**120**	**78**	**+53.8%**	**100**	**+20.0%**	**220**	**149**	**+47.7%**
Provisions	-16	-10	+60.0%	-11	+45.5%	-27	-13	+107.7%
Operating Income	**104**	**68**	**+52.9%**	**89**	**+16.9%**	**193**	**136**	**+41.9%**
Non Operating Items	2	3	-33.3%	4	-50.0%	6	3	+100.0%
Pre-Tax Income	**106**	**71**	**+49.3%**	**93**	**+14.0%**	**199**	**139**	**+43.2%**
Cost / Income	64.8%	64.7%	+0.1 pt	67.2%	-2.4 pt	65.9%	65.3%	+0.6 pt
Allocated Equity (Ebn)						1.0	0.7	+53.1%
Pre-Tax ROE						40%	42%	-2 pt

- At constant scope and exchange rates/2Q06
  - Revenues: +35.9%
  - Operating expenses: +27.5%
  - GOI: +52.4%
  - Pre-tax income: +70.5%
- Very sharp rise in revenues: +54.3%/2Q06
  - Scope effect: full integration of UkrSibbank
  - Continued organic growth
  - 45 branches opened in 2Q07
- Cost of risk: -€16mn in 2Q07 compared to -€10mn in 2Q06
  - Scope effect related to the integration of UkrSibbank: -€8mn

CETELEM

In millions of euros	2Q07	2Q06	2Q07 / 2Q06	1Q07	2Q07 / 1Q07	1H07	1H06	1H07 / 1H06
Revenues	**757**	**680**	**+11.3%**	**714**	**+6.0%**	**1,471**	**1,319**	**+11.5%**
Operating Expenses and Dep.	-424	-375	+13.1%	-393	+7.9%	-817	-728	+12.2%
Gross Operating Income	**333**	**305**	**+9.2%**	**321**	**+3.7%**	**654**	**591**	**+10.7%**
Provisions	-177	-150	+18.0%	-151	+17.2%	-328	-281	+16.7%
Operating Income	**156**	**155**	**+0.6%**	**170**	**-8.2%**	**326**	**310**	**+5.2%**
Associated Companies	23	19	+21.1%	17	+35.3%	40	37	+8.1%
Other Non Operating Items	0	-1	n.s.	0	n.s.	0	36	n.s.
Pre-Tax Income	**179**	**173**	**+3.5%**	**187**	**-4.3%**	**366**	**383**	**-4.4%**
Cost / Income	56.0%	55.1%	+0.9 pt	55.0%	+1.0 pt	55.5%	55.2%	+0.3 pt
Allocated Equity (Ebn)						2.1	1.8	+15.4%
Pre-Tax ROE						35%	42%	-7 pt

- At constant scope and exchange rates/2Q06: positive 0.4 pt jaws effect thanks to a continuous effort to control operating expenses
  - Revenues: +9.9% (+15.7% outside France)
  - Despite substantial pressure on margins in the Euro zone in a context of rising interest rates
  - Operating expenses: +9.5% ; GOI: +10.4% ; Pre-tax income: +5.5%
- Cost of risk at 222 bp of risk weighted assets vs 221 bp in 2Q06 and 197 bp in 1Q07
  - France: stable cost of risk
  - Outside France: increase in cost of risk related to the growth in outstandings in emerging markets
- Continued business development investments in high-potential countries
  - A number of new operations got started including in Algeria, Mexico and China weighing on the operating income
  - Acquisition of Banco BGN in Brazil announced in July 2007

EQUIPMENT SOLUTIONS, UCB

In millions of euros	2Q07	2Q06	2Q07 / 2Q06	1Q07	2Q07 / 1Q07	1H07	1H06	1H07 / 1H06
Revenues	**405**	**375**	**+8.0%**	**389**	**+4.1%**	**794**	**716**	**+10.9%**
Operating Expenses and Dep.	-244	-225	+8.4%	-232	+5.2%	-476	-437	+8.9%
Gross Operating Income	**161**	**150**	**+7.3%**	**157**	**+2.5%**	**318**	**279**	**+14.0%**
Provisions	-25	-13	+92.3%	-17	+47.1%	-42	-23	+82.6%
Operating Income	**136**	**137**	**-0.7%**	**140**	**-2.9%**	**276**	**256**	**+7.8%**
Associated Companies	-2	2	n.s.	-2	+0.0%	-4	4	n.s.
Other Non Operating Items	1	1	+0.0%	1	+0.0%	2	2	+0.0%
Pre-Tax Income	**135**	**140**	**-3.6%**	**139**	**-2.9%**	**274**	**262**	**+4.6%**
Cost / Income	60.2%	60.0%	+0.2 pt	59.6%	+0.6 pt	59.9%	61.0%	-1.1 pt
Allocated Equity (Ebn)						2.2	1.9	+18%
Pre-Tax ROE						25%	28%	-3 pt

- At constant scope and exchange rates/2Q06
  - Revenues: +6.6%
  - Operating expenses: +5.3%
  - GOI: + 8.5%
  - Pre-tax income: +1.3%
- Cost of risk up compared to a very low level in 2Q06
- UCB
  - Tie-up under way with Cetelem in a "Personal Finance" business line
  - Partnership agreement in Turkey with TEB and in India with Sundaram Finance
- Equipment Solutions
  - BPLG: equipment financing partnership agreement in India with SREI

FINANCIAL SERVICES – MANAGED OUTSTANDINGS

In billions of euros	Jun-07	Jun-06	%Change 1 year / June 06	Mar-07	%Change 1 quarter / March 07
CETELEM	**57.7**	**48.0**	**+20.3%**	**55.3**	**+4.4%**
France (1), incl.	33.2	27.9	+18.9%	31.8	+4.1%
Cetelem France (2)	*16.7*	*14.7*	*+13.4%*	*16.4*	*+1.4%*
Laser Cofinoga	*8.8*	*7.8*	*+13.5%*	*8.5*	*+3.7%*
Partnerships and parent company's outstandings	*7.6*	*5.4*	*+41.6%*	*6.9*	*+11.2%*
Outside France	24.6	20.1	+22.2%	23.4	+4.8%
BNP Paribas Lease Group MT (3)	**21.5**	**15.5**	**+38.3%**	**20.7**	**+3.6%**
France	10.6	10.7	-1.4%	10.5	+0.9%
Europe (excluding France)	10.9	4.8	n.s.	10.2	+6.2%
UCB	**35.2**	**30.6**	**+15.0%**	**33.7**	**+4.4%**
France (1)	16.8	16.1	+4.5%	16.4	+2.4%
Europe (excluding France)	18.4	14.6	+26.5%	17.3	+6.3%
Long Term Leasing with Services	**6.9**	**6.4**	**+6.9%**	**6.8**	**+1.5%**
France	2.2	2.1	+6.3%	2.2	-0.7%
Europe (excluding France)	4.7	4.3	+7.2%	4.5	+2.6%

ARVAL (in thousands)

	Jun-07	Jun-06	%Change 1 year / June 06	Mar-07	%Change 1 quarter / March 07
Financed vehicles	**522**	**484**	**+7.9%**	**512**	**+1.9%**
included in total managed vehicles	615	603	+2.1%	615	+0.1%

(1) Transfer from UCB France to Cetelem France (debt consolidation activity): 0.9 Md€ as at 31.12.06

(2) Cetelem France, excl. debt consolidation activity: +6.8%/June 06

(3) Consolidation of Locafit outstandings (Leasing subsidiary of BNL): €5.0bn as at 31.12.06

ASSET MANAGEMENT AND SERVICES

In millions of euros	2Q07	2Q06	2Q07 / 2Q06	1Q07	2Q07 / 1Q07	1H07	1H06	1H07 / 1H06
Revenues	**1,373**	**1,126**	**+21.9%**	**1,267**	**+8.4%**	**2,640**	**2,165**	**+21.9%**
Operating Expenses and Dep.	-814	-685	+18.8%	-780	+4.4%	-1,594	-1,327	+20.1%
Gross Operating Income	**559**	**441**	**+26.8%**	**487**	**+14.8%**	**1,046**	**838**	**+24.8%**
Provisions	0	0	n.s.	-2	n.s.	-2	7	n.s.
Operating Income	**559**	**441**	**+26.8%**	**485**	**+15.3%**	**1,044**	**845**	**+23.6%**
Associated Companies	11	8	+37.5%	7	+57.1%	18	7	n.s.
Other Non Operating Items	5	1	n.s.	0	n.s.	5	-1	n.s.
Pre-Tax Income	**575**	**450**	**+27.8%**	**492**	**+16.9%**	**1,067**	**851**	**+25.4%**
Cost / Income	59.3%	60.8%	-1.5 pt	61.6%	-2.3 pt	60.4%	61.3%	-0.9 pt
Allocated Equity (Ebn)						5.2	4.5	+16.7%
Pre-Tax ROE						41%	38%	+3 pt

- At constant scope and exchange rates/2Q06
  - Revenues: + 19.7%
  - Operating expenses : +14.0%
  - Positive jaws effect of 5.7 pt
- High profitability, up sharply
  - Pre-tax income: +27.8%/2Q06
  - Pre-tax ROE: 41% in 1H07 (+3 pt/1H06)

ACTIVITY

	30 June 07	30 June 06 pro forma	30 June 07 / 30 June 06	31 March 07	30 June 07 31 March 07
Assets under management (in €bn)	596.1	504.5	18.2%	567.5	5.0%
Asset management	289.7	235.5	23.0%	277.6	4.4%
Private Banking and Cortal Consors	189.8	156.8	21.0%	175.5	8.1%
Insurance	108.5	104.5	3.8%	106.4	2.0%
Real Estate Services	8.1	7.7	5.5%	8.0	1.3%

	2Q07	2Q06 pro forma	2Q07/2Q06	1Q07	2Q07/1Q07
Net asset inflows (in €bn)	9.3	10.5	-11.2%	15.0	-37.7%
Asset management	2.5	5.1	-51.7%	8.7	-71.5%
Private Banking and Cortal Consors	5.5	3.9	40.5%	3.5	56.5%
Insurance	1.3	1.4	-7.8%	2.8	-54.8%

	30 June 07	30 June 06 pro forma	30 June 07 / 30 June 06	31 March 07	30 June 07/ 31 March 07
Securities Services					
Assets under custody (in €bn)	3,963	3,250	+21.9%	3,660	+8.3%
Assets under admi,istratio (in €bn)	825.3	512.1	+61.1%	706.2	+16.9%
	2Q07	**2Q06**	**2Q07/2Q06**	**1Q07**	**2Q07/1Q07**
Number of transactions (in thousands)	10,910	8,371	+30.3%	10,032	+8.8%

- Strong sales and marketing drive, based on the comprehensive product and service offering of all the business lines

ASSET MANAGEMENT – BREAKDOWN OF AUM


31/12/06
Money Market
23%
Bonds
25%
52%
Equity
21%
Alternative, structured and Index-based
15%
Diversified
16%
€251.4bn
30/06/07
Bonds
20%
Money Market
24%
56%
Equity
22%
Alternative, structured and Index-based
16%
Diversified
18%
€289.7bn

WEALTH AND ASSET MANAGEMENT

In millions of euros	2Q07	2Q06	2Q07 / 2Q06	1Q07	2Q07 / 1Q07	1H07	1H06	1H07 / 1H06
Revenues	**715**	**561**	**+27.5%**	**653**	**+9.5%**	**1,368**	**1,081**	**+26.5%**
Operating Expenses and Dep.	-442	-362	+22.1%	-429	+3.0%	-871	-709	+22.8%
Gross Operating Income	**273**	**199**	**+37.2%**	**224**	**+21.9%**	**497**	**372**	**+33.6%**
Provisions	0	-1	n.s.	-1	n.s.	-1	1	n.s.
Operating Income	**273**	**198**	**+37.9%**	**223**	**+22.4%**	**496**	**373**	**+33.0%**
Associated Companies	0	0	n.s.	5	n.s.	5	-1	n.s.
Other Non Operating Items	5	1	n.s.	0	n.s.	5	2	n.s.
Pre-Tax Income	**278**	**199**	**+39.7%**	**228**	**+21.9%**	**506**	**374**	**+35.3%**
Cost / Income	61.8%	64.5%	-2.7 pt	65.7%	-3.9 pt	63.7%	65.6%	-1.9 pt
Allocated Equity (Ebn)						1.6	1.3	+22.7%
Pre-Tax ROE						63%	57%	+6 pt

- Remarkable new asset inflow drive in Private Banking: €4.8bn in 2Q06 (13.1% of annualised outstandings)
  - From the Middle East and Asia particularly
- Revenues continued fast-paced growth: +27.5%/2Q06
  - Asset Management: +28.2%*/2Q06
  - Corporate Real Estate Services: +26.8%*/2Q06
  - Asia Private Banking: +46%/2Q06
- Very good operating performance: jaws effect of 5.4 pt
- Very sharp rise in profitability
  - Pre-tax income: +39.7%/2Q06

**At constant scope and exchange rates*

INSURANCE

In millions of euros	2Q07	2Q06	2Q07 / 2Q06	1Q07	2Q07 / 1Q07	1H07	1H06	1H07 / 1H06
Revenues	**356**	**323**	**+10.2%**	**353**	**+0.8%**	**709**	**633**	**+12.0%**
Operating Expenses and Dep.	-161	-147	+9.5%	-159	+1.3%	-320	-287	+11.5%
Gross Operating Income	**195**	**176**	**+10.8%**	**194**	**+0.5%**	**389**	**346**	**+12.4%**
Provisions	0	1	n.s.	-1	n.s.	-1	6	n.s.
Operating Income	**195**	**177**	**+10.2%**	**193**	**+1.0%**	**388**	**352**	**+10.2%**
Associated Companies	11	8	+37.5%	2	n.s.	13	8	+62.5%
Other Non Operating Items	0	-1	n.s.	0	n.s.	0	-4	n.s.
Pre-Tax Income	**206**	**184**	**+12.0%**	**195**	**+5.6%**	**401**	**356**	**+12.6%**
Cost / Income	45.2%	45.5%	-0.3 pt	45.0%	+0.2 pt	45.1%	45.3%	-0.2 pt
Allocated Equity (Ebn)						3.0	2.6	+15.1%
Pre-Tax ROE						27%	27%	+0 pt

- France: maintained high gross asset inflows (€2.7bn) despite a high reference period in 2Q06
  - Over 1H07, gained 0.5 pt of market share to reach 8.1%* (vs.7.6% in 2006)
  - Share of unit-linked insurance products in 1H07 at 44% of life-insurance sales vs 27%* for the market
- International: very sharp rise in gross asset inflows at €1.9bn (+30%/2Q06)
  - Including €1.3bn in savings (+47%/2Q06), in particular thanks to the UK (+224%), South Korea (+125%) and Taiwan (+56%)
- Operating expenses: +9.5% to support organic growth and international expansion
- Started up business in Croatia in July

**Source FFSA*

SECURITIES SERVICES

In millions of euros	2Q07	2Q06	2Q07 / 2Q06	1Q07	2Q07 / 1Q07	1H07	1H06	1H07 / 1H06
Revenues	**302**	**242**	**+24.8%**	**261**	**+15.7%**	**563**	**451**	**+24.8%**
Operating Expenses and Dep.	-211	-176	+19.9%	-192	+9.9%	-403	-331	+21.8%
Gross Operating Income	**91**	**66**	**+37.9%**	**69**	**+31.9%**	**160**	**120**	**+33.3%**
Provisions	0	0	n.s.	0	n.s.	0	0	n.s.
Operating Income	**91**	**66**	**+37.9%**	**69**	**+31.9%**	**160**	**120**	**n.s.**
Non Operating Items	0	1	n.s.	0	n.s.	0	1	n.s.
Pre-Tax Income	**91**	**67**	**+35.8%**	**69**	**+31.9%**	**160**	**121**	**+32.2%**
Cost / Income	69.9%	72.7%	-2.8 pt	73.6%	-3.7 pt	71.6%	73.4%	-1.8 pt
Allocated Equity (Ebn)						0.6	0.5	+11.0%
Pre-Tax ROE						53%	44%	+9 pt

- Continued the excellent sales and marketing drive winning many mandates from the institutional investor segment
- Very strong growth in volumes: particularly in assets under administration +61%/2Q06 and in transactions +30%/2Q06
- RBSI Securities Services and ExelBank acquisitions finalised with consolidation scheduled in 2H07
- Improved operating efficiency: 4.9 pt jaws effect
- Strong rise in profitability
  - Pre-tax income: +35.8%

CORPORATE AND INVESTMENT BANKING

In millions of euros	2Q07	2Q06	2Q07 / 2Q06	1Q07	2Q07 / 1Q07	1H07	1H06	1H07 / 1H06
Revenues	**2,479**	**1,999**	**+24.0%**	**2,396**	**+3.5%**	**4,875**	**4,281**	**+13.9%**
Operating Expenses and Dep.	-1,365	-1,180	+15.7%	-1,271	+7.4%	-2,636	-2,424	+8.7%
Gross Operating Income	**1,114**	**819**	**+36.0%**	**1,125**	**-1.0%**	**2,239**	**1,857**	**+20.6%**
Provisions	59	125	-52.8%	56	+5.4%	115	143	-19.6%
Operating Income	**1,173**	**944**	**+24.3%**	**1,181**	**-0.7%**	**2,354**	**2,000**	**+17.7%**
Associated Companies	3	1	n.s.	6	-50.0%	9	2	n.s.
Other Non Operating Items	68	29	n.s.	4	n.s.	72	36	+100.0%
Pre-Tax Income	**1,244**	**974**	**+27.7%**	**1,191**	**+4.5%**	**2,435**	**2,038**	**+19.5%**
Cost / Income	55.1%	59.0%	-3.9 pt	53.0%	+2.1 pt	54.1%	56.6%	-2.5 pt
Allocated Equity (Ebn)						11.1	9.9	+12.6%
Pre-Tax ROE						44%	41%	+3 pt

- Revenues: +24.0%/2Q06, +3.5% better than the previous record in 1Q07
  - Very robust customer business (customer revenues +18.6%)
- Operating expenses: +15.7%
  - Continued to strengthen the front office staff
  - Growth in variable compensation
- Cost/income ratio still low at 55.1%
- Continued to optimise the capital used
  - Fresh rise in the pre-tax ROE at 44% in 1H07

ADVISORY AND CAPITAL MARKETS

In millions of euros	2Q07	2Q06	2Q07 / 2Q06	1Q07	2Q07 / 1Q07	1H07	1H06	1H07 / 1H06
Revenues	**1,764**	**1,332**	**+32.4%**	**1,672**	**+5.5%**	**3,436**	**2,955**	**+16.3%**
Incl. Equity and Advisory	*826*	*647*	*+27.7%*	*814*	*+1.5%*	*1,640*	*1,408*	*+16.5%*
Incl. Fixed Income	*938*	*685*	*+36.9%*	*857*	*+9.5%*	*1,796*	*1,547*	*+16.1%*
Operating Expenses and Dep.	-1,064	-898	+18.5%	-981	+8.5%	-2,045	-1,872	+9.2%
Gross Operating Income	**700**	**434**	**+61.3%**	**691**	**+1.3%**	**1,391**	**1,083**	**+28.4%**
Provisions	0	0	n.s.	0	n.s.	0	0	n.s.
Operating Income	**700**	**434**	**+61.3%**	**691**	**+1.3%**	**1,391**	**1,083**	**+28.4%**
Associated Companies	3	1	n.s.	6	-50.0%	9	2	n.s.
Other Non Operating Items	19	29	-34.5%	4	n.s.	23	36	-36.1%
Pre-Tax Income	**722**	**464**	**+55.6%**	**701**	**+3.0%**	**1,423**	**1,121**	**+26.9%**
Cost / Income	60.3%	67.4%	-7.1 pt	58.7%	+1.6 pt	59.5%	63.4%	-3.9 pt
Allocated Equity (Ebn)						4.2	3.7	+14.1%
Pre-Tax ROE						68%	61%	+7 pt

- Revenues: + 32.4%/2Q06
  - Sharp rise in customer revenues in all regions (+29%/2Q06)
- Operating expenses: +18.5%/2Q06
  - Front office staff +5%/31.12.06
  - Rise in variable compensation
- Pre-tax income: +55.6%/2Q06

VAR (1 DAY – 99%) BY TYPE OF RISK



Average quarterly VaR
27 54 34 31 40 26 21 21 25 25 23 23 20 21 25 23 39
In €mn
Commodities
Change & others
Equities
Interest rate
Crédit
Netting
Quarterly average VaR
38 22 22 25 28 27 19 19 36 25 28 16 19 21 20 25 52
30.06.03 30.09.03 31.12.03 31.03.04 30.06.04 30.09.04 31.12.04 31.03.05 30.06.05 30.09.05 31.12.05 31.03.06 30.06.06 30.09.06 31.12.06 31.03.07 30.06.07
Bar chart: data from the last market trading day of the period

- Increased VaR
  - Rapid business growth, especially in equity derivatives
  - Enhanced method: added equity correlation risk factors
- Daily P&L very stable despite market turbulences
  - Only 4 loosing days in 1H07 (17 for all of 2006)
  - No loosing week in 1H07 (1 for all of 2006)

FINANCING BUSINESSES

In millions of euros	2Q07	2Q06	2Q07/ 2Q06	1Q07	2Q07/ 1Q07	1H07	1H06	1H07/ 1H06
Revenues	**715**	**667**	**+7.2%**	**724**	**-1.2%**	**1,439**	**1,326**	**+8.5%**
Operating Expenses and Dep.	-301	-282	+6.7%	-290	+3.8%	-591	-552	+7.1%
Gross Operating Income	**414**	**385**	**+7.5%**	**434**	**-4.6%**	**848**	**774**	**+9.6%**
Provisions	59	125	-52.8%	56	+5.4%	115	143	-19.6%
Operating Income	**473**	**510**	**-7.3%**	**490**	**-3.5%**	**963**	**917**	**+5.0%**
Non Operating Items	49	0	n.s.	0	n.s.	49	0	n.s.
Pre-Tax Income	**522**	**510**	**+2.4%**	**490**	**+6.5%**	**1,012**	**917**	**+10.4%**
Cost / Income	42.1%	42.3%	-0.2 pt	40.1%	+2.0 pt	41.1%	41.6%	-0.5 pt
Allocated Equity (Ebn)						6.9	6.2	+11.8%
Pre-Tax ROE						29%	30%	-1 pt

- Regular revenue growth (+7.2%)
- Operating expenses and depreciation: +6.7%
  - Trend towards specialised financing
- Further provision write-backs
  - Still very low level of new provision, including for LBOs
  - Less write-backs than in 2Q06
- One off non operating capital gains of €49mn
- Pre-tax income: +2.4% compared to a very high 2Q06

Pre-Tax Income*



in €mn
407
510
439
460
490
522
1Q06 2Q06 3Q06 4Q06 1Q07 2Q07

* *BNL business to CIB integrated from 2Q06*

CIB: RANKINGS

- Advisory and Capital Markets
  - *Equity Derivatives House of the Year 2007* (Risk Awards, Jan 07 and FOW, June 07)
  - *Structured Products House of the Year 2007* (Euromoney, July 07) for the second consecutive year
  - *Best Equity-linked MTN House and Best Fund-linked MTN House* (Euroweek, May 07)
  - *#3 Interest Rate and FX Derivatives Denominated in Euros, Dollars and Yen for local currency products* (Asiamoney structured products poll, May 07)
  - *#14 M&A Announced Deals worldwide* (Dealogic, 1H07)

- Financing Businesses
  - *Best Structured Commodity Bank* (Trade Finance Magazine, June 07)
  - *Best Trade Bank in Oil/Energy and Most Innovative Bank in Trade* (Trade & Forfaiting Review, July 07)
  - *#1 Global Mandated Lead Arranger - Project Finance* (Thomson, by volume, 1H07)
  - #2 Bookrunner and MLA in EMEA - Structured Finance (Thomson, by volume, 1H07)







TRADE FINANCE TRADE&FORFAITING Review THOMSON

CIB: RISK WEIGHTED ASSETS BY TYPE OF RISK


Risk Weighted Assets - CIB
(beginning of period)
Market Risk
Counterparty Risk
Credit Risk - Specialised Financing
Credit Risk - Plain Vanilla
in €bn
166.1
12.3
53.6
66.4
33.8
165.6
12.4
56.3
68.2
28.7
166.4
10.9
54.8
70.3
30.4
172.1
10.8
57.0
72.6
31.7
180.9
9.4
60.8
79.3
31.4
+13.4%/2Q06
+19.4%/2Q06
-7.1%/2Q06
2Q06
3Q06
4Q06
1Q07
2Q07

FINANCING BUSINESSES: AVERAGE RISK WEIGHTED ASSETS

- Sustained growth in gross risk weighted assets: +9.0%/1H06
  - Development of specialised finance
- Partly offset by protection bought in 2006
  - Not very sensitive to spreads because essentially done in the form of securitisation


Average Risk Weighted Assets
Financing Business Line
in €bn
120.1
15.6
104.5
+9.0%
+4.6%
130.9
21.6
109.3
1H06*
1H07
Impact of protection bought
Average net weighted assets

*Pro forma including BNL's business operations transferred to CIB

A SOLID FINANCIAL STRUCTURE

CAPITAL STRUCTURE

In billions of euros	30-Jun-07	31-Dec-06	30-Jun-06
Shareholders' equity Group share, not re-evaluated (a)	**43.0**	**37.2**	**36.5**
Valuation Reserve	**4.5**	**5.0**	**3.7**
Including BNP Paribas Capital	*2.1*	*2.2*	*1.7*
Total Capital ratio	**10.2%**	**10.5%**	**10.7%**
Tier One Ratio (b)	**7.2%**	**7.4%**	**7.6%**

(a) Excluding undated participating subordinated notes and after estimated distribution.
(b) On estimated risk weighted assets, respectively of €513.6bn as at 30.06.07, €478.5bn as at 31.03.07 and €465.2bn as at 31.12.06.

NUMBER OF SHARES

in millions	30 June 2007	30 June 2006
Number of Shares (end of period)	932.9	924.6
Number of Shares excluding Treasury Shares (end of period)	892.0	910.5
Average Number of Shares Outstanding excluding Treasury Shares	901.3	871.7

EARNINGS PER SHARE

In euros	1H07	1H06
Earnings Per Share (EPS)	5.22	4.43

BOOK VALUE PER SHARE

In euros	30/06/2007	30/06/2006
Book Value Per Share excl. Treasury Shares	50.9	45.8
of which shareholders' equity not re-evaluated	45.9	41.7

COVERAGE RATIO

In billions of euros	31-Dec-06	31-Dec-05
Doubtful loans and commitments (1)	**13.7**	**15.3**
Provisions	**12.7**	**13.8**
Coverage ratio	**93%**	**90%**

(1) Gross doubtful loans, balance sheet and off-balance sheet

RATINGS

S&P	**AA+**	**Stable Outlook**	**Upgraded on 10 July 2007**
Fitch	AA	Stable Outlook	Reaffirmed on 16 May 2007
Moody's	Aa1	Stable Outlook	Upgraded on 23 May 2007

BREAK-DOWN OF COMMITMENTS BY INDUSTRY

Gross outstandings + off balance sheet commitments, unweighted = €763bn as at 30.06.07


Chemicals
1%
Household appliances
1%
Automotive
1%
Insurance
1%
Food
3%
Utilities (Electricity, Gas, Water, etc)
3%
Transportation
3%
Construction
2%
Retailers
2%
Energy
4%
Capital goods
3%
Finance, Sovereign, Local gvt
18%
Hotels, Tourism, Leisure
1%
Real Estate
3%
Communication Services
2%
B2B
2%
Healthcare & Pharmaceuticals
1%
Private individuals and self-employed
36%
Wholesalers
7%
Mining
3%
Technology
2%
Media & Cultural Services
1%

BREAK-DOWN OF COMMITMENTS BY REGION

Gross outstandings + off balance sheet commitments, unweighted = 763 Md€ au 30.06.07


Japan
1%
Africa &Middle East
3%
Italy
13%
North America
13%
Bancwest
6%
Latin America
3%
France
35%
Asia-Pacific (excl. Japan)
4%
Other European Union + Switzerland
22%

QUARTERLY SERIES

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
GROUP						
Revenues	**6,817**	**7,245**	**6,829**	**7,052**	**8,213**	**8,214**
Operating Expenses and Dep.	-3,862	-4,288	-4,261	-4,654	-4,586	-4,848
Gross Operating Income	**2,955**	**2,957**	**2,568**	**2,398**	**3,627**	**3,366**
Provisions	-116	-121	-264	-282	-260	-258
Operating Income	**2,839**	**2,836**	**2,304**	**2,116**	**3,367**	**3,108**
Associated Companies	62	59	118	54	127	90
Other Non Operating Items	35	-2	4	145	1	59
Pre-Tax Income	**2,936**	**2,893**	**2,426**	**2,315**	**3,495**	**3,257**
Tax Expense	-806	-837	-638	-481	-854	-874
Minority Interests	-117	-155	-113	-115	-134	-101
Net Income, Group Share	**2,013**	**1,901**	**1,675**	**1,719**	**2,507**	**2,282**

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
FRENCH RETAIL BANKING (including 100% of Private Banking in France)						
Revenues	**1,504**	**1,499**	**1,439**	**1,408**	**1,526**	**1,516**
Incl. Interest Margin	*866*	*876*	*847*	*791*	*829*	*835*
Incl. Commissions	*638*	*623*	*592*	*617*	*697*	*681*
Operating Expenses and Dep.	-927	-940	-972	-972	-954	-973
Gross Operating Income	**577**	**559**	**467**	**436**	**572**	**543**
Provisions	-31	-31	-35	-56	-31	-32
Operating Income	**546**	**528**	**432**	**380**	**541**	**511**
Non Operating Items	0	0	0	1	0	1
Pre-Tax Income	**546**	**528**	**432**	**381**	**541**	**512**
Income Attributable to AMS	-35	-30	-24	-28	-41	-36
Pre-Tax Income of French Retail Bkg	**511**	**498**	**408**	**353**	**500**	**476**
FRENCH RETAIL BANKING (including 100% of Private Banking in France) - Excl. PEL/CEL EFFECT						
Revenues	**1,440**	**1,445**	**1,401**	**1,385**	**1,499**	**1,496**
Incl. Interest Margin	*802*	*822*	*809*	*768*	*802*	*815*
Incl. Commissions	*638*	*623*	*592*	*617*	*697*	*681*
Operating Expenses and Dep.	-927	-940	-972	-972	-954	-973
Gross Operating Income	**513**	**505**	**429**	**413**	**545**	**523**
Provisions	-31	-31	-35	-56	-31	-32
Operating Income	**482**	**474**	**394**	**357**	**514**	**491**
Non Operating Items	0	0	0	1	0	1
Pre-Tax Income	**482**	**474**	**394**	**358**	**514**	**492**
Income Attributable to AMS	-35	-30	-24	-28	-41	-36
Pre-Tax Income of French Retail Bkg	**447**	**444**	**370**	**330**	**473**	**456**
FRENCH RETAIL BANKING (including 2/3 of Private Banking in France)						
Revenues	**1,444**	**1,444**	**1,390**	**1,355**	**1,459**	**1,450**
Operating Expenses and Dep.	-902	-915	-947	-947	-927	-943
Gross Operating Income	**542**	**529**	**443**	**408**	**532**	**507**
Provisions	-31	-31	-35	-56	-32	-31
Operating Income	**511**	**498**	**408**	**352**	**500**	**476**
Non Operating Items	0	0	0	1	0	0
Pre-Tax Income	**511**	**498**	**408**	**353**	**500**	**476**

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
BNL banca commerciale (BPIt at 100 %)						
Revenues		**597**	**633**	**651**	**638**	**641**
Operating Expenses and Dep.		-420	-437	-481	-412	-426
Gross Operating Income		**177**	**196**	**170**	**226**	**215**
Provisions		-54	-89	-91	-81	-50
Operating Income		**123**	**107**	**79**	**145**	**165**
Non Operating Items		-17	1	6	0	-1
Pre-Tax Income		**106**	**108**	**85**	**145**	**164**
Income Attributable to AMS		-2	-1	-1	-2	-1
Pre-Tax Income of Italian Reatil Banking		**104**	**107**	**84**	**143**	**163**
BNL banca commerciale (PBIt at 2/3)						
Revenues		**590**	**627**	**644**	**631**	**636**
Operating Expenses and Dep.		-415	-432	-475	-407	-422
Gross Operating Income		**175**	**195**	**169**	**224**	**214**
Provisions		-54	-89	-91	-81	-50
Operating Income		**121**	**106**	**78**	**143**	**164**
Non Operating Items		-17	1	6	0	-1
Pre-Tax Income		**104**	**107**	**84**	**143**	**163**

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES						
Revenues	**1,766**	**1,825**	**1,879**	**1,904**	**1,919**	**1,996**
Operating Expenses and Dep.	-996	-1,017	-1,057	-1,135	-1,098	-1,150
Gross Operating Income	**770**	**808**	**822**	**769**	**821**	**846**
Provisions	-153	-185	-221	-163	-202	-240
Operating Income	**617**	**623**	**601**	**606**	**619**	**606**
Associated Companies	20	24	20	-9	19	22
Other Non Operating Items	38	0	4	3	1	8
Pre-Tax Income	**675**	**647**	**625**	**600**	**639**	**636**
BANCWEST						
Revenues	**577**	**549**	**531**	**534**	**511**	**493**
Operating Expenses and Dep.	-293	-274	-270	-267	-268	-261
Gross Operating Income	**284**	**275**	**261**	**267**	**243**	**232**
Provisions	-9	-12	-17	-20	-23	-22
Operating Income	**275**	**263**	**244**	**247**	**220**	**210**
Non Operating Items	0	0	0	1	0	6
Pre-Tax Income	**275**	**263**	**244**	**248**	**220**	**216**
CETELEM						
Revenues	**639**	**680**	**675**	**690**	**714**	**757**
Operating Expenses and Dep.	-353	-375	-360	-430	-393	-424
Gross Operating Income	**286**	**305**	**315**	**260**	**321**	**333**
Provisions	-131	-150	-138	-101	-151	-177
Operating Income	**155**	**155**	**177**	**159**	**170**	**156**
Associated Companies	18	19	14	1	17	23
Other Non Operating Items	37	-1	1	-1	0	0
Pre-Tax Income	**210**	**173**	**192**	**159**	**187**	**179**

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
EMERGING RETAIL BANKING						
Revenues	**209**	**221**	**302**	**305**	**305**	**341**
Operating Expenses and Dep.	-138	-143	-198	-204	-205	-221
Gross Operating Income	**71**	**78**	**104**	**101**	**100**	**120**
Provisions	-3	-10	-51	-22	-11	-16
Operating Income	**68**	**68**	**53**	**79**	**89**	**104**
Associated Companies	0	3	5	-1	4	1
Other Non Operating Items	0	0	2	2	0	1
Pre-Tax Income	**68**	**71**	**60**	**80**	**93**	**106**
EQUIPMENT SOLUTIONS, UCB						
Revenues	**341**	**375**	**371**	**375**	**389**	**405**
Operating Expenses and Dep.	-212	-225	-229	-234	-232	-244
Gross Operating Income	**129**	**150**	**142**	**141**	**157**	**161**
Provisions	-10	-13	-15	-20	-17	-25
Operating Income	**119**	**137**	**127**	**121**	**140**	**136**
Associated Companies	2	2	1	-9	-2	-2
Other Non Operating Items	1	1	1	1	1	1
Pre-Tax Income	**122**	**140**	**129**	**113**	**139**	**135**

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
Asset Management and Services						
Revenues	**1,039**	**1,126**	**1,085**	**1,159**	**1,267**	**1,373**
Operating Expenses and Dep.	-642	-685	-707	-770	-780	-814
Gross Operating Income	**397**	**441**	**378**	**389**	**487**	**559**
Provisions	7	0	-6	-5	-2	0
Operating Income	**404**	**441**	**372**	**384**	**485**	**559**
Associated Companies	-1	8	-2	29	7	11
Other Non Operating Items	-2	1	0	-3	0	5
Pre-Tax Income	**401**	**450**	**370**	**410**	**492**	**575**
WEALTH AND ASSET MANAGEMENT						
Revenues	**520**	**561**	**536**	**611**	**653**	**715**
Operating Expenses and Dep.	-347	-362	-364	-427	-429	-442
Gross Operating Income	**173**	**199**	**172**	**184**	**224**	**273**
Provisions	2	-1	-1	-3	-1	0
Operating Income	**175**	**198**	**171**	**181**	**223**	**273**
Associated Companies	-1	0	-3	13	5	0
Other Non Operating Items	1	1	0	-4	0	5
Pre-Tax Income	**175**	**199**	**168**	**190**	**228**	**278**
INSURANCE						
Revenues	**310**	**323**	**317**	**326**	**353**	**356**
Operating Expenses and Dep.	-140	-147	-156	-156	-159	-161
Gross Operating Income	**170**	**176**	**161**	**170**	**194**	**195**
Provisions	5	1	-5	-2	-1	0
Operating Income	**175**	**177**	**156**	**168**	**193**	**195**
Associated Companies	0	8	1	16	2	11
Other Non Operating Items	-3	-1	0	1	0	0
Pre-Tax Income	**172**	**184**	**157**	**185**	**195**	**206**

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
SECURITIES SERVICES						
Revenues	**209**	**242**	**232**	**222**	**261**	**302**
Operating Expenses and Dep.	-155	-176	-187	-187	-192	-211
Gross Operating Income	**54**	**66**	**45**	**35**	**69**	**91**
Provisions	0	0	0	0	0	0
Operating Income	**54**	**66**	**45**	**35**	**69**	**91**
Non Operating Items	0	1	0	0	0	0
Pre-Tax Income	**54**	**67**	**45**	**35**	**69**	**91**

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
CORPORATE AND INVESTMENT BANKING						
Revenues	**2,282**	**1,999**	**1,821**	**1,988**	**2,396**	**2,479**
Operating Expenses and Dep.	-1,244	-1,180	-1,018	-1,031	-1,271	-1,365
Gross Operating Income	**1,038**	**819**	**803**	**957**	**1,125**	**1,114**
Provisions	18	125	87	34	56	59
Operating Income	**1,056**	**944**	**890**	**991**	**1,181**	**1,173**
Associated Companies	1	1	1	7	6	3
Other Non Operating Items	7	29	4	-8	4	68
Pre-Tax Income	**1,064**	**974**	**895**	**990**	**1,191**	**1,244**
ADVISORY AND CAPITAL MARKETS						
Revenues	**1,623**	**1,332**	**1,181**	**1,260**	**1,672**	**1,764**
Incl. Equity and Advisory	*761*	*647*	*503*	*491*	*814*	*826*
Incl. Fixed Income	*862*	*685*	*677*	*770*	*858*	*938*
Operating Expenses and Dep.	-974	-898	-729	-726	-981	-1,064
Gross Operating Income	**649**	**434**	**452**	**534**	**691**	**700**
Provisions	0	0	0	-16	0	0
Operating Income	**649**	**434**	**452**	**518**	**691**	**700**
Associated Companies	1	1	1	7	6	3
Other Non Operating Items	7	29	3	5	4	19
Pre-Tax Income	**657**	**464**	**456**	**530**	**701**	**722**
FINANCING BUSINESSES						
Revenues	**659**	**667**	**640**	**728**	**724**	**715**
Operating Expenses and Dep.	-270	-282	-289	-305	-290	-301
Gross Operating Income	**389**	**385**	**351**	**423**	**434**	**414**
Provisions	18	125	87	50	56	59
Operating Income	**407**	**510**	**438**	**473**	**490**	**473**
Non Operating Items	0	0	1	-13	0	49
Pre-Tax Income	**407**	**510**	**439**	**460**	**490**	**522**

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
KLEPIERRE						
Revenues	**75**	**76**	**67**	**125**	**117**	**85**
Operating Expenses and Dep.	-23	-23	-21	-27	-25	-24
Gross Operating Income	**52**	**53**	**46**	**98**	**92**	**61**
Provisions	0	0	0	-3	0	-1
Operating Income	**52**	**53**	**46**	**95**	**92**	**60**
Associated Companies	0	0	0	1	1	0
Other Non Operating Items	0	0	0	0	0	0
Pre-Tax Income	**52**	**53**	**46**	**96**	**93**	**60**
AUTRES ACTIVITES (INCL. BNP PARIBAS CAPITAL AND KLEPIERRE)						
Revenues	**286**	**261**	**27**	**2**	**541**	**280**
Incl. BNP Paribas Capital	*98*	*83*	*53*	*53*	*423*	*208*
Operating Expenses and Dep.	-78	-76	-100	-296	-103	-154
Incl. BNL restructuring costs	*0*	*0*	*-10*	*-141*	*-23*	*-61*
Gross Operating Income	208	185	-73	-294	438	126
Provisions	43	24	0	-1	1	4
Operating Income	251	209	-73	-295	439	130
Associated Companies	42	25	100	26	95	54
Other Non Operating Items	-8	-14	-6	147	-4	-21
Pre-Tax Income	**285**	**220**	**21**	**-122**	**530**	**163**

CONTENTS

Investor Relations & Financial Information

Véronique Ormezzano	+33 (1) 40 14 63 58
Béatrice Belorgey	+33 (1) 42 98 46 45
Marc Grouvel	+33 (1) 42 98 23 40
Olivier Fèvre	+33 (1) 43 16 82 05

Fax : +33 (1) 42 98 21 22

E-mail : investor.relations@bnpparibas.com

http://invest.bnpparibas.com


BNP PARIBAS


BNP PARIBAS

CONSOLIDATED FINANCIAL STATEMENTS

First half of 2007

(Unaudited)

CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

PROFIT AND LOSS ACCOUNT FOR THE FIRST HALF OF 2007

In millions of euros	Note	6 months to 30 June 2007	6 months to 30 June 2006	6 months to 30 June 2005
Interest income	2.a	27,816	21,704	13,948
Interest expense	2.a	(23,341)	(16,965)	(10,161)
Commission income		5,337	5,252	3,959
Commission expense		(1,869)	(2,361)	(1,685)
Net gain/loss on financial instruments at fair value through profit or loss	2.b	4,796	3,698	2,354
Net gain/loss on available-for-sale financial assets	2.c	1,518	914	1,019
Income from other activities	2.d	13,004	10,101	10,755
Expenses on other activities	2.d	(10,834)	(8,281)	(9,415)
NET BANKING INCOME		**16,427**	**14,062**	**10,774**
Operating expense		(8,951)	(7,732)	(5,997)
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets		(483)	(418)	(341)
GROSS OPERATING INCOME		**6,993**	**5,912**	**4,436**
Cost of risk	2.e	(518)	(237)	(212)
OPERATING INCOME		**6,475**	**5,675**	**4,224**
Share of earnings of associates		217	121	176
Net gain/loss on non-current assets		60	33	116
PRE-TAX NET INCOME		**6,752**	**5,829**	**4,516**
Corporate income tax	2.f	(1,728)	(1,643)	(1,152)
NET INCOME		**5,024**	**4,186**	**3,364**
Net income attributable to minority interests		235	272	188
NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS		**4,789**	**3,914**	**3,176**
Basic earnings per share	4.a	5.22	4.42	3.81
Diluted earnings per share	4.a	5.18	4.37	3.77

BALANCE SHEET AT 30 JUNE 2007

In millions of euros	30 June 2007	31 Dec 2006	31 Dec 2005
ASSETS			
Cash and amounts due from central banks and post office banks	11,154	9,642	7,115
Financial assets at fair value through profit or loss	900,137	744,858	700,525
Derivatives used for hedging purposes	2,721	2,803	3,087
Available-for-sale financial assets	102,572	96,739	92,706
Loans and receivables due from credit institutions	62,283	75,170	45,009
Loans and receivables due from customers	426,795	393,133	301,196
Remeasurement adjustment on interest-rate risk hedged portfolios	(676)	(295)	(61)
Held-to-maturity financial assets	15,119	15,149	15,445
Current and deferred tax assets	3,028	3,443	2,135
Accrued income and other assets	107,028	66,915	65,327
Investments in associates	2,749	2,772	1,823
Investment property	6,074	5,813	5,255
Property, plant and equipment	12,591	12,470	9,213
Intangible assets	1,628	1,569	1,225
Goodwill	10,400	10,162	8,079
TOTAL ASSETS	**1,663,603**	**1,440,343**	**1,258,079**
LIABILITIES			
Due to central banks and post office banks	2,149	939	742
Financial liabilities at fair value through profit or loss	806,793	653,328	610,681
Derivatives used for hedging purposes	1,967	1,335	1,015
Due to credit institutions	150,882	143,650	118,893
Due to customers	321,865	298,652	247,494
Debt securities	128,332	121,559	84,629
Remeasurement adjustment on interest-rate risk hedged portfolios	(1)	367	901
Current and deferred tax liabilities	2,040	2,306	2,206
Accrued expenses and other liabilities	76,200	53,661	48,446
Technical reserves of insurance companies	91,966	87,044	76,523
Provisions for contingencies and charges	4,932	4,718	3,850
Subordinated debt	17,440	17,960	16,706
TOTAL LIABILITIES	**1,606,565**	**1,385,519**	**1,212,086**
CONSOLIDATED EQUITY			
Share capital and additional paid-in capital	*15,716*	*15,589*	*9,701*
Retained earnings	*27,250*	*21,590*	*19,694*
Net income for the period attributable to shareholders	*4,789*	*7,308*	*5,852*
Total capital and retained earnings and net income for the period attributable to shareholders	47,755	44,487	35,247
Unrealised or deferred gains and losses attributable to shareholders	4,455	5,025	5,471
Shareholders' equity	**52,210**	**49,512**	**40,718**
Minority interests	4,828	5,312	5,275
Total consolidated equity	**57,038**	**54,824**	**45,993**
TOTAL LIABILITIES AND EQUITY	**1,663,603**	**1,440,343**	**1,258,079**

STATEMENT OF CHANGES IN SHAREHOLDERS'

Movements during the year 2005

In millions of euros	Shareholders' equity: Share capital and additional paid-in capital	Shareholders' equity: Preferred shares and equivalent instruments	Shareholders' equity: Elimination of own equity instruments	Shareholders' equity: Retained earnings and net income for the period	Total capital and retained earnings
Consolidated equity at 1 January 2005 after appropriation of net income	**12,109**	**-**	**(2,661)**	**17,611**	**27,059**
Movements arising from relations with shareholders					
Increase in share capital	16				16
Reduction in share capital	(691)		691		-
Issue of preferred shares		1,114			1,114
Movements of own equity instruments			(248)	(42)	(290)
Share-based payment plans			37	4	41
Dividends on preferred shares					-
Transaction carried out with minority interests				(90)	(90)
	(675)	**1,114**	**480**	**(128)**	**791**
Other movements				**(22)**	**(22)**
Unrealised or deferred gains and losses for the period					
Changes in fair value of financial instruments through shareholders' equity					-
Changes in fair value of financial instruments through profit and loss					-
Effect of movements in exchange rates					-
Share of changes in net assets of equity-accounted joint enterprises					-
	-	-	-	-	-
Net income for 6 months to 30 june 2005				**3,176**	**3,176**
Consolidated equity at 30 June 2005 (1)	**11,434**	**1,114**	**(2,181)**	**20,637**	**31,004**
Movements arising from relations with shareholders					
Increase in share capital	270				270
Reduction in share capital	(2,003)		2,003		-
Issue of preferred shares		1,310			1,310
Movements of own equity instruments			13	(21)	(8)
Share-based payment plans	-		-	31	31
Dividends on preferred shares				(19)	(19)
Transaction carried out with minority interests				(2)	(2)
	(1,733)	**1,310**	**2,016**	**(11)**	**1,582**
Other movements				**(15)**	**(15)**
Unrealised or deferred gains and losses for the period					
Changes in fair value of financial instruments through shareholders' equity					-
Changes in fair value of financial instruments through profit and loss					-
Effect of movements in exchange rates					-
Share of changes in net assets of equity-accounted joint enterprises					-
	-	-	-	-	-
Net income for 6 months to 31 december 2005				**2,676**	**2,676**
Consolidated equity at 31 December 2005	**9,701**	**2,424**	**(165)**	**23,287**	**35,247**

(1) The impacts of adopting IFRS applicable at 1 January 2005 were revised after the publication of first-half 2005 financial statements. The changes related to (i) put options awarded by the Group to certain minority shareholders of subsidiaries over which the Group exercises exclusive control; (ii) the call option granted to the shareholders of a non-consolidated jointly-controlled subsidiary; and (iii) the Group's acquisition of shares issued by subsidiaries under exclusive control. The combined impact of these changes was a reduction of EUR 139 million in retained earnings attributable to the Group and of EUR 96 million in minority interests at 30 June 2005.

EQUITY BETWEEN 1 JAN 2005 AND 30 JUNE 2007

Shareholders' equity (cont'd)					Minority interests			
Cumulative translation adjustment	Available-for-sale reserve	Hedging reserve	Total unrealised or deferred gains & losses	Total shareholders' equity	Retained earnings and net income for the period	Unrealised or deferred gains and losses	Total minority Interests	Total consolidated equity
(172)	3,329	436	3,593	30,652	4,819	(111)	4,708	35,360
			-	16			-	16
			-	-			-	-
			-	1,114			-	1,114
			-	(290)			-	(290)
			-	41			-	41
			-	-	(148)		(148)	(148)
			-	(90)	(72)		(72)	(162)
-	-	-	-	791	(220)	-	(220)	571
			-	(22)	(3)		(3)	(25)
	849	96	945	945		(6)	(6)	939
	(532)		(532)	(532)			-	(532)
410			410	410		158	158	568
(33)		(1)	(34)	(34)			-	(34)
377	317	95	789	789	-	152	152	941
				3,176	188		188	3,364
205	3,646	531	4,382	35,386	4,784	41	4,825	40,211
			-	270			-	270
			-	-			-	-
			-	1,310	163		163	1,473
			-	(8)			-	(8)
			-	31			-	31
			-	(19)	(111)		(111)	(130)
			-	(2)	94		94	92
-	-	-	-	1,582	146	-	146	1,728
			-	(15)	9		9	(6)
	1,169	(286)	883	883		7	7	890
	(170)		(170)	(170)			-	(170)
135			135	135		45	45	180
26	212	3	241	241			-	241
161	1,211	(283)	1,089	1,089	-	52	52	1,141
				2,676	243 (2)		243	2,919
366	4,857	248	5,471	40,718	5,182	93	5,275	45,993

(2) The portion of net income for the period attributable to minority shareholders in respect of whose shares the Group has granted a put option has been transferred to retained earnings attributable to BNP Paribas shareholders, on the "Other movements" line. The corresponding amount for the second half of 2005 was EUR 3 million.

Movements during the year 2006

In millions of euros	Share capital and additional paid-in capital	Preferred shares and equivalent instruments	Elimination of own equity instruments	Retained earnings and net income for the period	Total capital and retained earnings
	Shareholders' equity				
Consolidated equity at 31 December 2005 before appropriation of net income	9,701	2,424	(165)	23,287	35,247
Appropriation of net income for 2005				(2,163)	(2,163)
Consolidated equity at 31 December 2005 after appropriation of net income	9,701	2,424	(165)	21,124	33,084
Movements arising from relations with shareholders					
Increase in share capital	5,567				5,567
Issue and redemption of preferred shares		1,398			1,398
Movements of own equity instruments			(327)	(19)	(346)
Share-based payment plans			44	(6)	38
Dividends on preferred shares				(18)	(18)
Impact of the acquisition of a controlling interest in BNL					-
Impact of acquisitions carried out subsequently to the acquisition of a controlling interest in BNL				(1,880)	(1,880)
Transaction carried out with minority interests				79	79
	5,567	1,398	(283)	(1,844)	4,838
Other movements				(15)	(15)
Unrealised or deferred gains and losses for the period					
Changes in fair value of financial instruments through shareholders' equity					-
Changes in fair value of financial instruments through profit and loss					-
Effect of movements in exchange rates					-
Share of changes in net assets of equity-accounted joint enterprises					-
	-	-	-	-	-
Net income for 6 months to 30 june 2006				3,914	3,914
Consolidated equity at 30 June 2006	15,268	3,822	(448)	23,179	41,821
Movements arising from relations with shareholders					
Increase in share capital	338				338
Issue and redemption of preferred shares		625			625
Movements of own equity instruments			(1,379)	(51)	(1,430)
Share-based payment plans			41	36	77
Dividends on preferred shares				(62)	(62)
Additional dividends paid out of net income 2005					-
Interim dividends paid out of net income for the period					-
Impact of the acquisition of a controlling interest in BNL					-
Impact of acquisitions carried out subsequently to the acquisition of a controlling interest in BNL				(210)	(210)
Other transactions carried out with minority interests				(63)	(63)
	338	625	(1,338)	(350)	(725)
Other movements	(17)			14	(3)
Unrealised or deferred gains and losses for the period					
Changes in fair value of financial instruments through shareholders' equity					-
Changes in fair value of financial instruments through profit and loss					-
Effect of movements in exchange rates					-
Share of changes in net assets of equity-accounted joint enterprises					-
	-	-	-	-	-
Net income for 6 months to 31 december 2006				3,394	3,394
Consolidated equity at 31 December 2006	15,589	4,447	(1,786)	26,237	44,487

Shareholders' equity (cont'd)					Minority interests			
Cumulative translation adjustment	Available-for-sale reserve	Hedging reserve	Total unrealised or deferred gains & losses	Total shareholders' equity	Retained earnings and net income for the period	Unrealised or deferred gains and losses	Total minority interests	Total consolidated equity
366	4,857	248	5,471	40,718	5,182	93	5,275	45,993
			-	(2,163)	(113)		(113)	(2,276)
366	4,857	248	5,471	38,555	5,069	93	5,162	43,717
			-	5,567			-	5,567
			-	1,398			-	1,398
			-	(346)			-	(346)
			-	38			-	38
			-	(18)	(155)		(155)	(173)
			-	-	2,476		2,476	2,476
			-	(1,880)	(2,319)		(2,319)	(4,199)
			-	79	221		221	300
-	-	-	-	4,838	223	-	223	5,061
			-	(15)	(12)		(12)	(27)
	(510)	(398)	(908)	(908)		25	25	(883)
	(372)		(372)	(372)			-	(372)
(497)			(497)	(497)		(138)	(138)	(635)
1	35	4	40	40			-	40
(496)	(847)	(394)	(1,737)	(1,737)	-	(113)	(113)	(1,850)
				3,914	268 (1)		268	4,182
(130)	4,010	(146)	3,734	45,555	5,548	(20)	5,528	51,083
			-	338			-	338
			-	625	(369)		(369)	256
			-	(1,430)			-	(1,430)
			-	77			-	77
			-	(62)	(70)		(70)	(132)
			-	-	(12)		(12)	(12)
			-	-	(13)		(13)	(13)
			-	-	(108)		(108)	(108)
			-	(210)	(41)		(41)	(251)
			-	(63)	169		169	106
-	-	-	-	(725)	(444)	-	(444)	(1,169)
			-	(3)	25		25	22
	1,613	136	1,749	1,749		1	1	1,750
	(181)	(99)	(280)	(280)			-	(280)
(166)			(166)	(166)		(20)	(20)	(186)
(2)	(11)	1	(12)	(12)			-	(12)
(168)	1,421	38	1,291	1,291	-	(19)	(19)	1,272
				3,394	222 (1)		222	3,616
(298)	5,431	(108)	5,025	49,512	5,351	(39)	5,312	54,824

(1) The portion of net income for the period attributable to minority shareholders in respect of whose shares the Group has granted a put option has been transferred to retained earnings attributable to BNP Paribas shareholders, on the "Other movements" line. The corresponding amount was EUR 4 million for the first half of 2006 and EUR 6 million for the second half.

Movements during the first-half 2007

In millions of euros	Shareholders' equity				
	Share capital and additional paid-in capital	Preferred shares and equivalent instruments	Elimination of own equity instruments	Retained earnings and net income for the period	Total capital and retained earnings
Consolidated equity at 31 December 2006	**15,589**	**4,447**	**(1,786)**	**26,237**	**44,487**
Appropriation of net income for 2006				**(2,801)**	**(2,801)**
Consolidated equity at 31 December 2006 after appropriation of net income	**15,589**	**4,447**	**(1,786)**	**23,436**	**41,686**
Movements arising from relations with shareholders					
Increase in share capital	115				115
Issue and redemption of preferred shares		2,009			2,009
Movements of own equity instruments			(565)	-	(565)
Share-based payment plans			(25)	(5)	(30)
Dividends on preferred shares				(66)	(66)
Interim dividends paid out of net income for the period					-
Additional impact of the acquisition of Banca Nazionale del Lavoro				(134)	(134)
Transaction carried out with minority interests				-	-
	115	**2,009**	**(590)**	**(205)**	**1,329**
Other movements	**12**			**(61)**	**(49)**
Unrealised or deferred gains and losses for the period :					
Changes in fair value of financial instruments through shareholders' equity					-
Changes in fair value of financial instruments through profit and loss					-
Effect of movements in exchange rates					-
Share of changes in net assets of equity-accounted joint enterprises					-
	-	-	-	-	-
Net income for 6 months to 30 June 2007				**4,789**	**4,789**
Consolidated equity at 30 June 2007	**15,716**	**6,456**	**(2,376)**	**27,959**	**47,755**

Shareholders' equity (cont'd)					Minority interests			
Cumulative translation adjustment	Available-for-sale reserve	Hedging reserve	Total unrealised or deferred gains & losses	Total shareholders' equity	Retained earnings and net income for the period	Unrealised or deferred gains and losses	Total minority Interests	Total consolidated equity
(298)	5,431	(108)	5,025	49,512	5,351	(39)	5,312	54,824
			-	(2,801)	(155)		(155)	(2,956)
(298)	5,431	(108)	5,025	46,711	5,196	(39)	5,157	51,868
			-	115			-	115
			-	2,009	(492)		(492)	1,517
			-	(565)			-	(565)
			-	(30)			-	(30)
			-	(66)	(125)		(125)	(191)
			-	-	(5)		(5)	(5)
			-	(134)			-	(134)
			-	-	3		3	3
-	-	-	-	1,329	(619)	-	(619)	710
	44		44	(5)	66		66	61
	409	(320)	89	89		16	16	105
	(603)		(603)	(603)			-	(603)
(123)			(123)	(123)		(21)	(21)	(144)
(2)	24	1	23	23			-	23
(125)	(170)	(319)	(614)	(614)	-	(5)	(5)	(619)
				4,789	229 [1]		229	5,018
(423)	5,305	(427)	4,455	52,210	4,872	(44)	4,828	57,038

(1) The portion of net income for the period attributable to minority shareholders in respect of whose shares the Group has granted a put option has been transferred to retained earnings attributable to BNP Paribas shareholders, on the "Other movements" line. The corresponding amount was EUR 6 million for the first half of 2007.

STATEMENT OF CASH FLOWS FOR THE FIRST HALF OF 2007

In millions of euros	Note	6 months to 30 June 2007	6 months to 30 June 2006	6 months to 30 June 2005
Pre-tax net income		**6,752**	**5,829**	**4,516**
Non-monetary items included in pre-tax net income and other adjustments		**(14,285)**	**5,864**	**229**
Net depreciation/amortisation expense on property, plant and equipment and intangible assets		1,311	1,187	366
Impairment of goodwill and other non-current assets		(11)	(10)	(25)
Net addition to provisions		4,922	1,489	3,167
Share of earnings of associates		(217)	(121)	(176)
Net income from investing activities		(57)	(32)	(110)
Net (income) loss from financing activities		(197)	74	(161)
Other movements		(20,036)	3,277	(2,832)
Net decrease in cash related to assets and liabilities generated by operating activities		**6,047**	**(326)**	**(4,495)**
Net increase (decrease) in cash related to transactions with credit institutions		20,057	(5,614)	5,623
Net (decrease) increase in cash related to transactions with customers		(4,417)	13,375	(6,700)
Net decrease in cash related to transactions involving other financial assets and liabilities		(7,405)	(6,262)	(2,699)
Net decrease in cash related to transactions involving non-financial assets and liabilities		(967)	(1,342)	(347)
Taxes paid		(1,221)	(483)	(372)
NET (DECREASE) INCREASE IN CASH AND EQUIVALENTS GENERATED BY OPERATING ACTIVITIES		**(1,486)**	**11,367**	**250**
Net (decrease) increase in cash related to acquisitions and disposals of consolidated entities	4.c	(145)	(14,170)	227
Net decrease related to property, plant and equipment and intangible assets		(584)	(429)	(397)
NET DECREASE IN CASH AND EQUIVALENTS RELATED TO INVESTING ACTIVITIES		**(729)**	**(14,599)**	**(170)**
(Decrease) increase in cash and equivalents related to transactions with shareholders		(3,298)	2,946	(2,285)
Other increases in cash and equivalents generated by other financing activities		1,933	149	4,386
NET (DECREASE) INCREASE IN CASH AND EQUIVALENTS RELATED TO FINANCING ACTIVITIES		**(1,365)**	**3,095**	**2,101**
EFFECT OF MOVEMENTS IN EXCHANGE RATES ON CASH AND EQUIVALENTS		**(120)**	**(416)**	**399**
NET (DECREASE) INCREASE IN CASH AND EQUIVALENTS		**(3,700)**	**(553)**	**2,580**
Balance on cash and equivalent accounts at the start of the period		**16,074**	**8,565**	**7,346**
Net balance of cash accounts and accounts with central banks and post office banks		8,712	6,642	6,634
Net balance of demand loans and deposits - credit institutions		7,362	1,923	712
Balance on cash and equivalent accounts at the end of the period		**12,374**	**8,012**	**9,926**
Net balance of cash accounts and accounts with central banks and post office banks		9,006	10,036	9,682
Net balance of demand loans and deposits - credit institutions		3,368	(2,024)	244
NET (DECREASE) INCREASE IN CASH AND EQUIVALENTS		**(3,700)**	**(553)**	**2,580**

NOTES TO THE FINANCIAL STATEMENTS
Prepared in accordance with International Financial Reporting Standards as adopted by the European Union

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES APPLIED BY THE BNP PARIBAS GROUP

1.a APPLICABLE ACCOUNTING STANDARDS

International Financial Reporting Standards (IFRS) were applied to the consolidated financial statements from 1 January 2005 (the date of first-time adoption) in accordance with the requirements of IFRS 1 "First-time Adoption of International Financial Reporting Standards" and of other IFRS, based on the version and interpretations of standards adopted within the European Union.

The content of these interim consolidated financial statements complies with IAS 34 "Interim Financial Reporting", which allows the publication of condensed financial information for interim periods.

The application as of 1 January 2007 of the new standards, amendments to existing standards and new interpretations adopted within the European Union and whose application was compulsory at that date had no impact on the condensed interim financial statements for the six months ended 30 June 2007.

1.b CONSOLIDATION

1.b.1 SCOPE OF CONSOLIDATION

The consolidated financial statements of BNP Paribas include all entities under the exclusive or joint control of the Group or over which the Group exercises significant influence, with the exception of those entities whose consolidation is regarded as immaterial to the Group. The consolidation of an entity is regarded as immaterial if it fails to meet any of the following thresholds: a contribution of more than EUR 8 million to consolidated net banking income, more than EUR 1 million to consolidated gross operating income or net income before tax (versus EUR 4 million in 2005), or more than EUR 40 million to total consolidated assets. Companies that hold shares in consolidated companies are also consolidated.

Subsidiaries are consolidated from the date on which the Group obtains effective control. Entities under temporary control are included in the consolidated financial statements until the date of disposal.

The Group also consolidates special purpose entities (SPEs) formed specifically to manage a transaction or a group of transactions with similar characteristics, even where the Group has no equity interest in the entity, provided that the substance of the relationship indicates that the Group exercises control as assessed by reference to the following criteria:

- the activities of the SPE are being conducted exclusively on behalf of the Group, such that the Group obtains benefits from those activities;
- the Group has the decision-making and management powers to obtain the majority of the benefits of the ordinary activities of the SPE (as evidenced, for example, by the power to dissolve the SPE, to amend its bylaws, or to exercise a formal veto over amendments to its bylaws);

- the Group has the ability to obtain the majority of the benefits of the SPE, and therefore may be exposed to risks incident to the activities of the SPE. These benefits may be in the form of rights to some or all of the SPE's earnings, to a share of its net assets, to benefit from one or more assets, or to receive the majority of the residual assets in the event of liquidation;
- the Group retains the majority of the risks taken by the SPE in order to obtain benefits from its activities. This would apply, for example, if the risk exposure of outside investors is significantly reduced as a result of a guarantee from a Group company.

1.b.2 CONSOLIDATION METHODS

Enterprises under the exclusive control of the Group are fully consolidated. The Group has exclusive control over an enterprise where it is in a position to govern the financial and operating policies of the enterprise so as to obtain benefits from its activities. Exclusive control is presumed to exist when the BNP Paribas Group owns, directly or indirectly, more than half of the voting rights of an enterprise. It also exists when the Group has power to govern the financial and operating policies of the enterprise under an agreement; to appoint or remove the majority of the members of the Board of Directors or equivalent governing body; or to cast the majority of votes at meetings of the Board of Directors or equivalent governing body.

Currently exercisable or convertible potential voting rights are taken into account when determining the percentage of control held.

Jointly-controlled companies are consolidated by the proportional method. The Group exercises joint control when under a contractual arrangement, strategic financial and operating decisions require the unanimous consent of the parties that share control.

Enterprises over which the Group exercises significant influence (associates) are accounted for by the equity method. Significant influence is the power to participate in the financial and operating policy decision-making of an enterprise without exercising control. Significant influence is presumed to exist when the Group holds, directly or indirectly, 20% or more of the voting power of an enterprise. Interests of less than 20% are excluded from consolidation unless they represent a strategic investment and the Group effectively exercises significant influence. This applies to companies developed in partnership with other groups, where the BNP Paribas Group participates in the strategic decision-making of the enterprise through representation on the Board of Directors or equivalent governing body, exercises influence over the enterprise's operational management by supplying management systems or decision-making tools, and provides technical assistance to support the enterprise's development.

Changes in the net assets of associates (companies accounted for under the equity method) are recognised in "Investments in associates" on the assets side of the balance sheet, and in the relevant component of shareholders' equity. Goodwill on associates is also included in "Investments in associates".

If the Group's share of losses of an associate equals or exceeds the carrying amount of its investment in the associate, the Group discontinues including its share of further losses. The investment is reported at nil value. Additional losses of the associate are provided for only to the extent that the Group has a legal or constructive obligation to do so, or has made payments on behalf of the associate.

Minority interests are presented separately in the consolidated profit and loss account and balance sheet. The calculation of minority interests takes account of outstanding cumulative preferred shares classified as equity instruments and issued by subsidiaries, and held outside the Group.

Realised gains and losses on investments in consolidated undertakings are recognised in the profit and loss account under "Net gain on non-current assets".

1.b.3 CONSOLIDATION PROCEDURES

The consolidated financial statements are prepared using uniform accounting policies for reporting like transactions and other events in similar circumstances.

- Elimination of intragroup balances and transactions

Intragroup balances arising from transactions between consolidated enterprises, and the transactions themselves (including income, expenses and dividends), are eliminated. Profits and losses arising from intragroup sales of assets are eliminated, except where there is an indication that the asset sold is impaired. Unrealised gains and losses included in the value of available-for-sale assets are maintained in the consolidated financial statements.

- Translation of financial statements expressed in foreign currencies

The consolidated financial statements of BNP Paribas are prepared in euros.

The financial statements of enterprises whose functional currency is not the euro are translated using the closing rate method. Under this method, all assets and liabilities, both monetary and non-monetary, are translated using the spot exchange rate at the balance sheet date. Income and expense items are translated at the average rate for the period.

The same method is applied to the financial statements of enterprises located in hyperinflationary economies, after adjusting for the effects of inflation by applying a general price index.

Differences arising on the translation of balance sheet items and profit and loss items are recorded in shareholders' equity under "Cumulative translation adjustment" for the portion attributable to shareholders, and in "Minority interests" for the portion attributable to outside investors. Under the optional treatment permitted by IFRS 1, the Group has reset at zero, by transfer to retained earnings, all cumulative translation differences attributable to shareholders and to minority interests in the opening balance sheet at 1 January 2004.

On liquidation or disposal of some or all of the interest held in a foreign enterprise, the portion of the cumulative translation adjustment recorded in shareholders' equity in respect of the interest liquidated or disposed of is recognised in the profit and loss account.

1.b.4 BUSINESS COMBINATIONS AND MEASUREMENT OF GOODWILL

- Business combinations

Business combinations are accounted for by the purchase method. Under this method, the acquiree's identifiable assets, liabilities and contingent liabilities that meet the IFRS recognition criteria are measured at fair value at the acquisition date except for non-current assets classified as assets held for sale, which are accounted for at fair value less costs to sell. The Group may recognise any adjustments to the provisional accounting within 12 months of the acquisition date.

The cost of a business combination is the fair value, at the date of exchange, of assets given, liabilities assumed, and equity instruments issued to obtain control of the acquiree, plus any costs directly attributable to the combination.

Goodwill represents the difference between the cost of the combination and the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree at the acquisition date. Positive goodwill is recognised in the acquirer's balance sheet, and negative goodwill is recognised immediately in profit or loss, on the acquisition date.

Goodwill is recognised in the functional currency of the acquiree and translated at the closing exchange rate.

The BNP Paribas Group tests goodwill for impairment on a regular basis.

As permitted under IFRS 1, business combinations that took place before 1 January 2004 and were recorded in accordance with the previously applicable accounting standards (French GAAP), have not been restated in accordance with the principles set out above.

- Cash-generating units

The BNP Paribas Group has split all its activities into cash-generating units[1], representing major business lines. This split is consistent with the Group's organisational structure and management methods, and reflects the independence of each unit in terms of results and management methods; it is subject to regular review in order to take account of events likely to affect the composition of cash-generating units, such as acquisitions, disposals and major reorganisations.

- Testing cash-generating units for impairment

Goodwill allocated to cash-generating units is tested for impairment annually and whenever there is an indication that a unit may be impaired, by comparing the carrying amount of the unit with its recoverable amount. If the recoverable amount is less than the carrying amount, an irreversible impairment loss is recognised, writing down the goodwill by the excess of the carrying amount of the unit over its recoverable amount.

- Recoverable amount of a cash-generating unit

The recoverable amount of a cash-generating unit is the higher of the fair value of the unit and its value in use.

Fair value is the price that would be obtained from selling the unit at the market conditions prevailing at the date of measurement, as determined mainly by reference to actual prices of recent transactions involving similar entities or on the basis of stock market multiples for comparable companies.

Value in use is based on an estimate of the future cash flows to be generated by the cash-generating unit, derived from the annual forecasts prepared by the unit's management and approved by Group Executive Management and from analyses of long-term trends of the market positioning of the unit's activities. These cash flows are discounted at a rate that reflects the return that investors would require from an investment in the business sector and region involved.

1.c FINANCIAL ASSETS AND FINANCIAL LIABILITIES

1.c.1 LOANS AND RECEIVABLES

Loans and receivables include credit provided by the Group, the Group's share in syndicated loans, and purchased loans that are not quoted in an active market, unless they are held for trading purposes. Loans that are quoted in an active market are classified as "Available-for-sale financial assets" and measured using the methods applicable to this category.

Loans and receivables are initially measured at fair value, which is usually the net amount disbursed at inception including directly attributable origination costs and certain types of fees or commission (syndication commission, commitment fees and handling charges) that are regarded as an adjustment to the effective interest rate on the loan.

Loans and receivables are subsequently measured at amortised cost. The income from the loan, representing interest plus transaction costs and fees/commission included in the initial value of the loan, is calculated using the effective interest method and taken to profit or loss over the life of the loan.

Commission earned on financing commitments prior to the inception of a loan is deferred and included

[1] As defined by IAS 36.

in the value of the loan when the loan is made.

Commission earned on financing commitments where the probability of drawdown is low, or there is uncertainty as to the timing and amount of drawdowns, is recognised on a straight-line basis over the life of the commitment.

1.c.2 REGULATED SAVINGS AND LOAN CONTRACTS

Home savings accounts (*Comptes Épargne-Logement* – "CEL") and home savings plans (*Plans d'Épargne Logement* – "PEL") are government-regulated retail products sold in France. They combine a savings phase and a loan phase which are inseparable, with the loan phase contingent upon the savings phase.

These products contain two types of obligation for BNP Paribas: (i) an obligation to pay interest on the savings for an indefinite period, at a rate set by the government on inception of the contract (in the case of PEL products) or at a rate reset every six months using an indexation formula set by law (in the case of CEL products); and (ii) an obligation to lend to the customer (at the customer's option) an amount contingent upon the rights acquired during the savings phase, at a rate set on inception of the contract (in the case of PEL products) or at a rate contingent upon the savings phase (in the case of CEL products).

The Group's future obligations in respect of each generation (in the case of PEL products, a generation comprises all products with the same interest rate at inception; in the case of CEL products, all such products constitute a single generation) are measured by discounting potential future earnings from at-risk outstandings for that generation.

At-risk outstandings are estimated on the basis of a historical analysis of customer behaviour, and equate to:

- for the loan phase: statistically probable loan outstandings and actual loan outstandings;
- for the savings phase: the difference between statistically probable outstandings and minimum expected outstandings, with minimum expected outstandings being deemed equivalent to unconditional term deposits.

Earnings for future periods from the savings phase are estimated as the difference between (i) the reinvestment rate and (ii) the fixed savings interest rate on at-risk savings outstandings for the period in question. Earnings for future periods from the loan phase are estimated as the difference between (i) the refinancing rate and (ii) the fixed loan interest rate on at-risk loan outstandings for the period in question.

The reinvestment rate for savings and the refinancing rate for loans are derived from the swap yield curve and from the spreads expected on financial instruments of similar type and maturity. Spreads are determined on the basis of actual spreads on (i) fixed-rate home loans in the case of the loan phase and (ii) euro-denominated life assurance products in the case of the savings phase. In order to reflect the uncertainty of future interest rate trends, and the impact of such trends on customer behaviour models and on at-risk outstandings, the obligations are estimated using the Monte Carlo method.

Where the sum of the Group's estimated future obligations in respect of the savings and loan phases of any generation of contracts indicates a potentially unfavourable situation for the Group, a provision is recognised (with no offset between generations) in the balance sheet in "Provisions for contingencies and charges". Movements in this provision are recognised as interest income in the profit and loss account.

1.c.3 SECURITIES

- Categories of securities

Securities held by the Group are classified in one of three categories.

- Financial assets at fair value through profit or loss

  Financial assets at fair value through profit or loss comprise:

  - financial assets held for trading purposes;
  - financial assets that the Group has opted, on initial recognition, to recognise and measure at fair value through profit or loss using the fair value option available under IAS 39.

  Securities in this category are measured at fair value at the balance sheet date. Changes in fair value (excluding accrued interest on fixed-income securities) are presented in the profit and loss account under "Net gain/loss on financial instruments at fair value through profit or loss", along with dividends from variable-income securities and realised gains and losses on disposal.

  Income earned on fixed-income securities classified in this category is shown under "Interest income" in the profit and loss account.

  Fair value incorporates an assessment of the counterparty risk on these securities.

- Held-to-maturity financial assets

  Held-to-maturity financial assets are investments with fixed or determinable payments and fixed maturity that the Group has the intention and ability to hold until maturity. Hedges contracted to cover assets in this category against interest rate risk do not qualify for hedge accounting as defined in IAS 39.

  Assets in this category are accounted for at amortised cost using the effective interest method, which builds in amortisation of premium and discount (corresponding to the difference between the purchase price and redemption value of the asset) and incidental acquisition costs (where material). Income earned from this category of assets is included in "Interest income" in the profit and loss account.

- Available-for-sale financial assets

  Available-for-sale financial assets are fixed-income and variable-income securities other than those classified as "fair value through profit or loss" or "held-to-maturity".

  Assets included in the available-for-sale category are initially recorded at fair value plus transaction costs where material. At the balance sheet date, they are remeasured to fair value, with changes in fair value (excluding accrued interest) shown on a separate line in shareholders' equity, "Unrealised or deferred gains or losses". On disposal, or on recognition of an impairment loss, these unrealised gains and losses are transferred from shareholders' equity to the profit and loss account, where they are shown on the line "Net gain/loss on available-for-sale financial assets".

  Gains and losses realised on disposal of available-for-sale financial assets are taken to the profit and loss account under "Net gain/loss on available-for-sale financial assets". Income recognised using the effective interest method derived from fixed-income available-for-sale securities is recorded in "Interest income" in the profit and loss account. Dividend income from variable-income securities is recognised in "Net gain/loss on available-for-sale financial assets" when the Group's right to receive payment is established.

- Repurchase agreements and securities lending/borrowing

Securities temporarily sold under repurchase agreements continue to be recorded in the Group's balance sheet in the category of securities to which they belong. The corresponding liability is recognised in the appropriate debt category in the balance sheet except in the case of repurchase agreements contracted for trading purposes, where the corresponding liability is classified in "Financial

liabilities at fair value through profit or loss".

Securities temporarily acquired under reverse repurchase agreements are not recognised in the Group's balance sheet. The corresponding receivable is recognised in "Loans and receivables" except in the case of reverse repurchase agreements contracted for trading purposes, where the corresponding receivable is recognised in "Financial assets at fair value through profit or loss".

Securities lending transactions do not result in derecognition of the loaned securities, and securities borrowing transactions do not result in recognition of the borrowed securities in the balance sheet, except in cases where the borrowed securities are subsequently sold by the Group. In such cases, the obligation to deliver the borrowed securities on maturity is recognised in the balance sheet under "Financial liabilities at fair value through profit or loss".

- Date of recognition for securities transactions

Accounting classification	*Date of recognition*
- At fair value through profit or loss	Trade date
- Held-to-maturity financial assets	Trade date
- Available-for-sale financial assets	Trade date
- Repurchase agreements at fair value through profit or loss	Settlement date
- Repurchase agreements in loans & receivables and debt	Settlement date
- Sale of borrowed securities	Settlement date

Securities transactions are carried on the balance sheet until the Group's rights to receive the related cash flows expire, or until the Group has transferred substantially all the risks and rewards incident to ownership of the securities.

1.c.4 FOREIGN CURRENCY TRANSACTIONS

The methods used to account for assets and liabilities relating to foreign currency transactions entered into by the Group, and to measure the foreign exchange risk arising on such transactions, depends upon whether the asset or liability in question is classified as a monetary or a non-monetary item.

- Monetary assets and liabilities[2] expressed in foreign currencies

  Monetary assets and liabilities expressed in foreign currencies are translated into the functional currency of the relevant Group entity at the closing rate. Translation differences are recognised in the profit and loss account, except for those arising on financial instruments designated as a cash flow hedge or a net foreign investment hedge, which are recognised in shareholders' equity.

- Non-monetary assets and liabilities expressed in foreign currencies

  Non-monetary assets may be measured either at historical cost or at fair value. Non-monetary assets expressed in foreign currencies are translated using the exchange rate at the date of the transaction if they are measured at historical cost, and at the closing rate if they are measured at fair value.

  Translation differences on non-monetary assets expressed in foreign currencies and measured at fair value (variable-income securities) are recognised in the profit and loss account if the asset is classified in "Financial assets at fair value through profit or loss", and in shareholders' equity if the asset is classified in "Available-for-sale financial assets", unless the financial asset in question is designated as an item hedged against foreign exchange risk in a fair value hedging relationship, in which case the translation difference is recognised in the profit and loss account.

[2] Monetary assets and liabilities are assets and liabilities to be received or paid in fixed or determinable amounts of money.

1.c.5 IMPAIRMENT OF FINANCIAL ASSETS

- Impairment of loans and receivables and held-to-maturity financial assets, provisions for financing and guarantee commitments

An impairment loss is recognised against loans and held-to-maturity financial assets when there is objective evidence of a measurable decrease in value as a result of an event occurring after inception of the loan or acquisition of the asset. Loans are assessed for evidence of impairment initially on an individual basis, and subsequently on a portfolio basis. Similar principles are applied to financing and guarantee commitments entered into by the Group.

At individual level, the amount of the impairment is the difference between the carrying amount before impairment and the present value, discounted at the original effective interest rate of the asset, of those components (principal, interest, collateral, etc.) regarded as recoverable. Changes in the amount of impairment losses are taken to the profit and loss account under "Cost of risk". Any subsequent decrease in an impairment loss that can be related objectively to an event occurring after the impairment loss was recognised is credited to the profit and loss account, also under "Cost of risk". Once an asset has been impaired, the notional interest earned on the carrying amount of the asset (calculated at the original effective interest rate used to discount the estimated recoverable cash flows) is recognised in "Interest income" in the profit and loss account.

Counterparties that are not individually impaired are risk-assessed on the basis of portfolios of loans with similar characteristics. This assessment draws upon an internal rating system based on historical data, adjusted as necessary to reflect circumstances prevailing at the balance sheet date. It enables the Group to identify groups of counterparties which, as a result of events occurring since inception of the loans, have collectively acquired a probability of default at maturity that provides objective evidence of impairment of the entire portfolio, but without it being possible at that stage to allocate the impairment to individual counterparties. This assessment also estimates the amount of the loss on the portfolios in question, taking account of trends in the economic cycle during the assessment period. Changes in the amount of portfolio impairments are taken to the profit and loss account under "Cost of risk".

- Impairment of available-for-sale financial assets

Impairment of available-for-sale financial assets (which mainly comprise securities) is recognised on an individual basis if there is objective evidence of impairment as a result of one or more events occurring since acquisition. In the case of variable-income securities quoted in an active market, a prolonged or significant decline in the quoted price below acquisition cost is regarded as objective evidence of impairment.

Impairment losses taken against fixed-income securities are recognised in "Cost of risk", and may be reversed through the profit and loss account in the event of an increase in fair value that relates objectively to an event occurring after the last impairment was recognised.

Impairment losses taken against variable-income securities are recognised as a component of net banking income on the line "Net gain/loss on available-for-sale financial assets", and may not be reversed through the profit and loss account until the securities in question are sold. Any subsequent decline in fair value constitutes an additional impairment loss, recognised in the profit and loss account.

1.c.6 ISSUES OF DEBT SECURITIES

Financial instruments issued by the Group qualify as debt instruments if the Group company issuing the instruments has a contractual obligation to deliver cash or another financial asset to the holder of the instrument. The same applies if the Group may be obliged to exchange financial assets or financial

liabilities with another entity under conditions that are potentially unfavourable to the Group, or to deliver a variable number of the Group's own equity instruments.

Issues of debt securities are initially recognised at the issue value including transaction costs, and are subsequently measured at amortised cost using the effective interest method.

Bonds redeemable for or convertible into equity instruments of the Group are accounted for as hybrid instruments with a debt component and an equity component, determined on initial recognition.

Upon first-time adoption of international financial reporting standards at 1 January 2005, the BNP Paribas Group continued classifying undated subordinated debt and other undated subordinated notes as a component of debt. The International Financial Reporting Interpretations Committee (IFRIC) was subsequently asked to consider the classification of such instruments under IAS 32 "Financial Instruments: Disclosure and Presentation". The IFRIC rejected the request for an interpretation in November 2006, but comments received regarding this issue will be examined by the International Accounting Standard Board (IASB). Pending a formal opinion from the IASB, BNP Paribas continues to classify these instruments as debt rather than equity. The impacts of reclassifying the instruments as equity would not be material.

1.c.7 OWN EQUITY INSTRUMENTS AND OWN EQUITY INSTRUMENT DERIVATIVES

The term "own equity instruments" refers to shares issued by the parent company (BNP Paribas SA) or by its fully-consolidated subsidiaries.

Own equity instruments held by the Group, also known as treasury shares, are deducted from consolidated shareholders' equity irrespective of the purpose for which they are held. Gains and losses arising on such instruments are eliminated from the consolidated profit and loss account.

When the Group acquires equity instruments issued by subsidiaries under the exclusive control of BNP Paribas, the difference between the acquisition price and the share of net assets acquired is recorded in retained earnings attributable to BNP Paribas shareholders. Similarly, the liability corresponding to put options granted to minority shareholders in such subsidiaries, and changes in the value of that liability, are offset initially against minority interests, with any surplus offset against retained earnings attributable to BNP Paribas shareholders.

Own equity instrument derivatives are treated as follows, depending on the method of settlement:

- as equity instruments if they are settled by physical delivery of a fixed number of own equity instruments for a fixed amount of cash or other financial asset. Such instruments are not revalued ;
- as debt instruments if the contract includes an obligation, whether contingent or not, for the issuer to repurchase its own shares;
- as derivatives if they are settled in cash, or if the issuer can choose whether they are settled by physical delivery of the shares or in cash. Changes in value of such instruments are taken to the profit and loss account.

1.c.8 DERIVATIVE INSTRUMENTS AND HEDGE ACCOUNTING

All derivative instruments are recognised in the balance sheet on the trade date at the transaction price, and are remeasured to fair value on the balance sheet date.

- Derivatives held for trading purposes

Derivatives held for trading purposes are recognised in the balance sheet in "Financial assets at fair value through profit or loss" when their fair value is positive, and in "Financial liabilities at fair value through profit or loss" when their fair value is negative. Realised and unrealised gains and losses are

taken to the profit and loss account on the line "Net gain/loss on financial instruments at fair value through profit or loss".

- Derivatives and hedge accounting

Derivatives contracted as part of a hedging relationship are designated according to the purpose of the hedge.

Fair value hedges are used in particular to hedge interest rate risk on fixed-rate assets and liabilities, both for identified financial instruments (securities, debt issues, loans, borrowings) and for portfolios of financial instruments (in particular, demand deposits and fixed-rate loans).

Cash flow hedges are used in particular to hedge interest rate risk on floating-rate assets and liabilities, including rollovers, and foreign exchange risk on highly probable forecast foreign currency revenues.

At the inception of the hedge, the Group prepares formal documentation of the hedging relationship identifying the instrument (or portion of the instrument or portion of risk) that is being hedged; the hedging strategy and the type of risk covered; the hedging instrument; and the methods used to assess the effectiveness of the hedging relationship.

On inception and at least quarterly, the Group assesses, consistently with the original documentation, the actual (retrospective) and expected (prospective) effectiveness of the hedging relationship. Retrospective effectiveness tests are designed to assess whether actual changes in the fair value or cash flows of the hedging instrument and the hedged item are within a range of 80% to 125%. Prospective effectiveness tests are designed to ensure that expected changes in the fair value or cash flows of the derivative over the residual life of the hedge adequately offset those of the hedged item. For highly probable forecast transactions, effectiveness is assessed largely on the basis of historical data for similar transactions.

Under IAS 39 adopted by the European Union, interest rate risk hedging relationships based on portfolios of assets or liabilities qualify for fair value hedge accounting as follows:

- the risk designated as being hedged is the interest rate risk associated with the interbank rate component of interest rates on commercial banking transactions (loans to customers, savings accounts and demand deposits);
- the instruments designated as being hedged correspond, for each maturity band, to a portion of the interest rate gap associated with the hedged underlyings;
- the hedging instruments used consist exclusively of "plain vanilla" swaps;
- prospective hedge effectiveness is established by the fact that all derivatives must, on inception, have the effect of reducing interest rate risk in the portfolio of hedged underlyings. Retrospectively, a hedge will be disqualified from hedge accounting once a shortfall arises in the underlyings specifically associated with that hedge for each maturity band (due to prepayment of loans or withdrawals of deposits).

The accounting treatment of derivatives and hedged items depends on the hedging strategy.

In a fair value hedging relationship, the derivative instrument is remeasured at fair value in the balance sheet, with changes in fair value taken to profit or loss in "Net gain/loss on financial instruments at fair value through profit or loss", symmetrically with the remeasurement of the hedged item to reflect the hedged risk. In the balance sheet, the fair value remeasurement of the hedged component is recognised in accordance with the classification of the hedged item in the case of a hedge of identified assets and liabilities, or under "Remeasurement adjustment on interest rate risk hedged portfolios" in the case of a portfolio hedging relationship.

If a hedging relationship ceases or no longer fulfils the effectiveness criteria, the hedging instrument is transferred to the trading book and accounted for using the treatment applied to this asset category. In the case of identified fixed-income instruments, the remeasurement adjustment recognised in the balance sheet is amortised at the effective interest rate over the remaining life of the instrument. In the case of interest rate risk hedged fixed-income portfolios, the adjustment is amortised on a straight-line basis over the remainder of the original term of the hedge. If the hedged item no longer appears in the balance sheet, in particular due to prepayments, the adjustment is taken to the profit and loss account immediately.

In a cash flow hedging relationship, the derivative is stated at fair value in the balance sheet, with changes in fair value taken to shareholders' equity on a separate line, "Unrealised or deferred gains or losses". The amounts taken to shareholders' equity over the life of the hedge are transferred to the profit and loss account under "Net interest income" as and when the cash flows from the hedged item impact profit or loss. The hedged items continue to be accounted for using the treatment specific to the asset category to which they belong.

Cash flow hedges contracted to protect the Group against foreign currency risk qualified for cash flow hedge accounting up to 31 December 2005, whenever the currency hedged was a currency other than the euro. In an amendment to IAS 39 effective 1 January 2006, transactions carried out in the functional currency of the entity initiating the transaction may no longer be designated as the hedged item in a foreign currency cash flow hedge. Any such hedges existing at that date were therefore disqualified from hedge accounting.

If the hedging relationship ceases or no longer fulfils the effectiveness criteria, the cumulative amounts recognised in shareholders' equity as a result of the remeasurement of the hedging instrument remain in equity until the hedged transaction itself impacts profit or loss, or until it becomes clear that the transaction will not occur, at which point they are transferred to the profit and loss account.

If the hedged item ceases to exist, the cumulative amounts recognised in shareholders' equity are immediately taken to the profit and loss account.

Whatever the hedging strategy used, any ineffective portion of the hedge is recognised in the profit and loss account under "Net gain/loss on financial instruments at fair value through profit or loss".

Hedges of net foreign-currency investments in subsidiaries and branches are accounted for in the same way as cash flow hedges. The gains and losses initially recognised in shareholders' equity are taken to the profit and loss account when the net investment is sold or liquidated in full or in part.

- Embedded derivatives

Derivatives embedded in hybrid financial instruments are extracted from the value of the host contract and accounted for separately as a derivative if the hybrid instrument is not recorded as a financial asset or liability at fair value through profit or loss and if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract.

1.c.9 DETERMINATION OF FAIR VALUE

Financial assets and liabilities classified as fair value through profit or loss, and financial assets classified as available-for-sale, are measured and accounted for at fair value, defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. On initial recognition, the value of a financial instrument is generally the transaction price (i.e., the value of the consideration paid or received).

Method of determining fair value

Fair value is determined:

- on the basis of quoted prices in an active market; or,
- using valuation techniques involving :
  - mathematical calculation methods based on accepted financial theories; and
  - parameters derived in some cases from the prices of instruments traded in active markets, and in others from statistical estimates or other quantitative methods.

The distinction between the two valuation methods is made according to whether or not the instrument is traded in an active market.

A market for an instrument is regarded as active, and hence liquid, if there is regular trading in that market, bids and offers are matched, or instruments are traded that are very similar to the instrument being valued.

- Instruments traded in active markets

If quoted prices in an active market are available, they are used to determine fair value. This method is used for quoted securities and for derivatives traded on organised markets such as futures and options.

The majority of over-the-counter derivatives, swaps, forward rate agreements, caps, floors and standard options are traded in active markets. Valuations are determined using generally accepted models (discounted cash flows, Black-Scholes model, interpolation techniques) based on quoted market prices for similar instruments or underlyings.

The valuation derived from these models is adjusted for liquidity and credit risk.

Starting from valuations derived from median market prices, price adjustments are used to value the net position in each financial instrument at bid price in the case of short positions, or at asking price in the case of long positions. Bid price is the price at which a counterparty would buy the instrument, and asking price is the price at which a seller would sell the same instrument.

A counterparty risk adjustment is applied to the valuation derived from the model in order to reflect the credit quality of the derivative instrument.

- Instruments traded in inactive markets

  - Products traded in inactive markets and valued using an internal valuation model based on directly observable parameters or on parameters derived from observable data

    Some financial instruments, although not traded in an active market, are valued using methods based on observable market data.

    These models use market parameters calibrated on the basis of observable data such as yield curves, implicit volatility layers of options, default rates, and loss assumptions obtained from consensus data or from active over-the-counter markets. Valuations derived from these models are adjusted for liquidity risk and credit risk.

    The margin generated when these financial instruments are traded is taken to the profit and loss account immediately.

  - Products traded in inactive markets and valued using an internal valuation model based on parameters that are not observable or only partially observable

    Some complex financial instruments, which are usually tailored, illiquid or have long maturities, are valued using internally-developed techniques or techniques that are based on data only partially observable on active markets.

    In the absence of observable data, these instruments are measured on initial recognition in a way that reflects the transaction price, regarded as the best indication of fair value. Valuations derived from these models are adjusted for liquidity risk and credit risk.

    The margin generated when these complex financial instruments are traded (day one profit) is deferred and taken to the profit and loss account over the period during which the valuation parameters are expected to remain non-observable. When parameters that were originally non-observable become observable, or when the valuation can be substantiated by comparison with recent similar transactions in an active market, the unrecognised portion of the day one profit is released to the profit and loss account.

  - Unlisted equity securities

    The fair value of unquoted equity securities is measured by comparison with recent transactions in the equity of the company in question carried out with an independent third party on an

arm's length basis. If no such reference is available, the valuation is determined either on the basis of generally accepted practices (EBIT or EBITDA multiples) or of the Group's share of net assets as calculated using the most recently available information.

1.c.10 FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (FAIR VALUE OPTION)

The amendment to IAS 39 relating to the "fair value option" was adopted by the European Union on 15 November 2005, with effect from 1 January 2005.

This option allows entities to designate any financial asset or financial liability on initial recognition as measured at fair value, with changes in fair value recognised in profit or loss, in the following cases:

- hybrid financial instruments containing one or more embedded derivatives which otherwise would have been extracted and accounted for separately;
- where using the option enables the entity to eliminate or significantly reduce a mismatch in the measurement and accounting treatment of assets and liabilities that would arise if they were to be classified in separate categories;
- where a group of financial assets and/or financial liabilities is managed and measured on the basis of fair value, under a properly documented management and investment strategy.

BNP Paribas applies this option primarily to financial assets related to unit-linked business (in order to achieve consistency of treatment with the related liabilities), and to structured issues containing significant embedded derivatives.

1.c.11 INCOME AND EXPENSES ARISING FROM FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Income and expenses arising from financial instruments measured at amortised cost and from fixed-income securities classified in "Available-for-sale financial assets" are recognised in the profit and loss account using the effective interest method.

The effective interest rate is the rate that exactly discounts estimated future cash flows through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the asset or liability in the balance sheet. The effective interest rate calculation takes account of (i) all fees received or paid that are an integral part of the effective interest rate of the contract, (ii) transaction costs, and (iii) premiums and discounts.

The method used by the Group to recognise service-related commission income and expenses depends upon the nature of the service. Commission treated as an additional component of interest is included in the effective interest rate, and is recognised in the profit and loss account in "Net interest income". Commission payable or receivable on execution of a significant transaction is recognised in the profit and loss account in full on execution of the transaction, under "Net commission income". Commission payable or receivable for recurring services is recognised over the term of the service, also under "Net commission income".

Commission received in respect of financial guarantee commitments is regarded as representing the fair value of the commitment. The resulting liability is subsequently amortised over the term of the commitment, under commission income in net banking income.

External costs that are directly attributable to an issue of new shares are deducted from equity net of all related taxes.

1.c.12 DERECOGNITION OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The Group derecognises all or part of a financial asset either (i) when the contractual rights to the cash flows from the asset expire or (ii) when the Group transfers the contractual rights to the cash flows from the asset and substantially all the risks and rewards of ownership of the asset. Unless these conditions are fulfilled, the Group retains the asset in its balance sheet and recognises a liability for the obligation

created as a result of the transfer of the asset.

The Group derecognises all or part of a financial liability when the liability is extinguished in full or in part.

1.c.13 NETTING OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

A financial asset and a financial liability are offset and the net amount presented in the balance sheet if, and only if, the Group has a legally enforceable right to set off the recognised amounts, and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

1.d INSURANCE

The specific accounting policies relating to assets and liabilities generated by insurance contracts and financial contracts with a discretionary participation feature written by fully-consolidated insurance companies are retained for the purposes of the consolidated financial statements. These policies comply with IFRS 4.

All other insurance company assets and liabilities are accounted for using the policies applied to the Group's assets and liabilities generally, and are included in the relevant balance sheet and profit and loss account headings in the consolidated financial statements.

1.d.1 ASSETS

Financial assets and non-current assets are accounted for using the policies described elsewhere in this note. The only exceptions are shares in civil property companies (SCIs) held in unit-linked insurance contract portfolios, which are measured at fair value on the balance sheet date with changes in fair value taken to profit or loss.

Financial assets representing technical provisions related to unit-linked business are shown in "Financial assets at fair value through profit or loss", and are stated at the realisable value of the underlying assets at the balance sheet date.

1.d.2 LIABILITIES

The Group's obligations to policyholders and beneficiaries are shown in "Technical reserves of insurance companies" and comprise liabilities relating to insurance contracts carrying a significant insurance risk (e.g., mortality or disability) and to financial contracts with a discretionary participation feature, which are covered by IFRS 4. A discretionary participation feature is one which gives life policyholders the right to receive, as a supplement to guaranteed benefits, a share of actual profits.

Liabilities relating to other financial contracts, which are covered by IAS 39, are shown in "Due to customers".

Unit-linked contract liabilities are measured by reference to the fair value of the underlying assets at the balance sheet date.

The technical reserves of life insurance subsidiaries consist primarily of mathematical reserves, which generally correspond to the surrender value of the contract.

The benefits offered relate mainly to the risk of death (term life insurance, annuities, loan repayment, guaranteed minimum on unit-linked contracts) and, for borrowers insurance, to disability, incapacity and unemployment risks. These types of risks are controlled by the use of appropriate mortality tables (certified tables in the case of annuity-holders), medical screening appropriate to the level of benefit offered, statistical monitoring of insured populations, and reinsurance programmes.

Non-life technical reserves include unearned premium reserves (corresponding to the portion of written premiums relating to future periods) and outstanding claims reserves, inclusive of claims handling costs.

The adequacy of technical reserves is tested at the balance sheet date by comparing them with the average value of future cash flows as derived from stochastic analyses. Any adjustments to technical reserves are taken to the profit and loss account for the period. A capitalisation reserve is set up in individual statutory accounts on the sale of amortisable securities in order to defer part of the net realised gain and hence maintain the yield to maturity on the portfolio of admissible assets. In the consolidated financial statements, the bulk of this reserve is reclassified to "Policyholders' surplus" on the liabilities side of the consolidated balance sheet; a deferred tax liability is recognised on the portion taken to shareholders' equity.

This item also includes the policyholders' surplus reserve resulting from the application of shadow accounting. This represents the interest of policyholders, mainly within French life insurance subsidiaries, in unrealised gains and losses on assets where the benefit paid under the policy is linked to the return on those assets. This interest is an average derived from stochastic analyses of unrealised gains and losses attributable to policyholders in various scenarios.

1.d.3 PROFIT AND LOSS ACCOUNT

Income and expenses arising on insurance contracts written by the Group are recognised in the profit and loss account under "Income from other activities" and "Expenses on other activities".

Other insurance company income and expenses are included in the relevant profit and loss account item. Consequently, movements in the policyholders' surplus reserve are shown on the same line as gains and losses on the assets that generated the movements.

1.e PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Property, plant and equipment and intangible assets shown in the consolidated balance sheet comprise assets used in operations and investment property.

Assets used in operations are those used in the provision of services or for administrative purposes, and include non-property assets leased by the Group as lessor under operating leases.

Investment property comprises property assets held to generate rental income and capital gains.

Property, plant and equipment and intangible assets are initially recognised at purchase price plus directly attributable costs, together with borrowing costs where a long period of construction or adaptation is required before the asset can be brought into service.

Software developed internally by the BNP Paribas Group that fulfils the criteria for capitalisation is capitalised at direct development cost, which includes external costs and the labour costs of employees directly attributable to the project.

Subsequent to initial recognition, property, plant and equipment and intangible assets are measured at cost less accumulated depreciation or amortisation and any impairment losses. The only exceptions are shares in civil property companies (SCIs) held in unit-linked insurance contract portfolios, which are measured at fair value on the balance sheet date, with changes in fair value taken to profit or loss.

The depreciable amount of property, plant and equipment and intangible assets is calculated after deducting the residual value of the asset. Only assets leased by the Group as lessor under operating leases are presumed to have a residual value, as the useful life of property, plant and equipment and intangible assets used in operations is generally the same as their economic life.

Property, plant and equipment and intangible assets are depreciated or amortised using the straight-line method over the useful life of the asset. Depreciation and amortisation expense is recognised in the profit and loss account under "Depreciation, amortisation and impairment of property, plant and equipment and intangible assets".

Where an asset consists of a number of components that may require replacement at regular intervals, or that have different uses or different patterns of consumption of economic benefits, each component is recognised separately and depreciated using a method appropriate to that component. The BNP Paribas Group has adopted the component-based approach for property used in operations and for investment property.

The depreciation periods used for office property are as follows: 80 years or 60 years for the shell (for prime and other property respectively); 30 years for facades; 20 years for general and technical installations; and 10 years for fixtures and fittings.

Software is amortised, depending on its type, over periods of no more than 8 years in the case of infrastructure developments and 3 years or 5 years in the case of software developed primarily for the purpose of providing services to customers.

Software maintenance costs are expensed as incurred. However, expenditure that is regarded as upgrading the software or extending its useful life is included in the initial acquisition or production cost.

Depreciable property, plant and equipment and intangible assets are tested for impairment if there is an indication of potential impairment at the balance sheet date. Non-depreciable assets are tested for impairment at least annually, using the same method as for goodwill allocated to cash-generating units.

If there is an indication of impairment, the new recoverable amount of the asset is compared with the carrying amount. If the asset is found to be impaired, an impairment loss is recognised in the profit and loss account. This loss is reversed in the event of a change in the estimated recoverable amount or if there is no longer an indication of impairment. Impairment losses are taken to the profit and loss account in "Depreciation, amortisation and impairment of property, plant and equipment and intangible assets".

Gains and losses on disposals of property, plant and equipment and intangible assets used in operations are recognised in the profit and loss account in "Net gain on non-current assets".

Gains and losses on disposals of investment property are recognised in the profit and loss account in "Income from other activities" or "Expenses on other activities".

1.f LEASES

Group companies may be either the lessee or the lessor in a lease agreement.

1.f.1 LESSOR ACCOUNTING:

Leases contracted by the Group as lessor are categorised as either finance leases or operating leases.

- Finance leases:

In a finance lease, the lessor transfers substantially all the risks and rewards of ownership of an asset to the lessee. It is treated as a loan made to the lessee to finance the purchase of the asset.

The present value of the lease payments, plus any residual value, is recognised as a receivable. The net income earned from the lease by the lessor is equal to the amount of interest on the loan, and is taken to the profit and loss account under "Interest income". The lease payments are spread over the lease term, and are allocated to reduction of the principal and to interest such that the net income reflects a constant rate of return on the net investment outstanding in the lease. The rate of interest used is the rate implicit in the lease.

Individual and portfolio impairments of lease receivables are determined using the same principles as applied to other loans and receivables.

- Operating leases:

An operating lease is a lease under which substantially all the risks and rewards of ownership of an asset are not transferred to the lessee.

The asset is recognised under property, plant and equipment in the lessor's balance sheet and depreciated on a straight-line basis over the lease term. The depreciable amount excludes the residual value of the asset. The lease payments are taken to the profit and loss account in full on a straight-line basis over the lease term. Lease payments and depreciation expense are taken to the profit and loss account under "Income from other activities" and "Expenses on other activities".

1.f.2 LESSEE ACCOUNTING:

Leases contracted by the Group as lessee are categorised as either finance leases or operating leases.

- Finance leases:

A finance lease is treated as an acquisition of an asset by the lessee, financed by a loan. The leased asset is recognised in the balance sheet of the lessee at the lower of its fair value or the present value of the minimum lease payments calculated at the interest rate implicit in the lease. A matching liability, equal to the fair value of the leased asset or the present value of the minimum lease payment, is also recognised in the balance sheet of the lessee. The asset is depreciated using the same method as that applied to owned assets, after deducting the residual value from the amount initially recognised, over the useful life of the asset. The lease obligation is accounted for at amortised cost.

- Operating leases:

The asset is not recognised in the balance sheet of the lessee. Lease payments made under operating leases are taken to the profit and loss account of the lessee on a straight-line basis over the lease term.

1.g NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Where the Group decides to sell non-current assets and it is highly probable that the sale will occur within twelve months, these assets are shown separately in the balance sheet, on the line "Non-current assets held for sale". Any liabilities associated with these assets are also shown separately in the balance sheet, on the line "Liabilities associated with non-current assets held for sale".
Once classified in this category, non-current assets and groups of assets and liabilities are measured at the lower of carrying amount or fair value less costs to sell.
Such assets are no longer depreciated. If an asset or group of assets and liabilities becomes impaired, an impairment loss is recognised in the profit and loss account. Impairment losses may be reversed.

Where a group of assets and liabilities held for sale represents a major business line, it is categorised as a "discontinued operation". Discontinued operations include operations that are held for sale, operations that have been shut down, and subsidiaries acquired exclusively with a view to resale.

All gains and losses related to discontinued operations are shown separately in the profit and loss account, on the line "Post-tax gain/loss on discontinued operations and assets held for sale". This line includes the post-tax profits or losses of discontinued operations, the post-tax gain or loss arising from remeasurement at fair value less costs to sell, and the post-tax gain or loss on disposal of the operation.

1.h EMPLOYEE BENEFITS

Employee benefits are classified in one of four categories:

- short-term benefits such as salary, annual leave, incentive plans, profit-sharing and additional payments;
- long-term benefits, including compensated absences, long-service awards, and other types of cash-based deferred compensation;
- termination benefits;
- post-employment benefits, including top-up banking industry pensions in France and pension plans in other countries, some of which are operated through pension funds.

- Short-term benefits

The Group recognises an expense when it has used services rendered by employees in exchange for employee benefits.

- Long-term benefits

These are benefits (other than post-employment benefits and termination benefits) which do not fall wholly due within twelve months after the end of the period in which the employees render the associated service. This relates in particular to compensation deferred for more than twelve months, which is accrued in the financial statements for the period in which it is earned.

The actuarial techniques used are similar to those used for defined-benefit post-employment benefits, except that actuarial gains and losses are recognised immediately and no "corridor" is applied. The effect of any plan amendments regarded as relating to past service is also recognised immediately.

- Termination benefits

Termination benefits are employee benefits payable as a result of a decision by the Group to terminate a contract of employment before the legal retirement age or a decision by an employee to accept voluntary redundancy in exchange for a benefit. Termination benefits falling due more than twelve months after the balance sheet date are discounted.

- Post-employment benefits

In accordance with IFRS, the BNP Paribas Group draws a distinction between defined-contribution plans and defined-benefit plans.

Defined-contribution plans do not give rise to an obligation for the Group and consequently do not require a provision. The amount of employer's contributions payable during the period is recognised as an expense.

Only defined-benefit schemes give rise to an obligation for the Group. This obligation must be measured

and recognised as a liability by means of a provision.

The classification of plans into these two categories is based on the economic substance of the plan, which is reviewed to determine whether the Group has a legal or constructive obligation to pay the agreed benefits to employees.

Post-employment benefit obligations under defined-benefit plans are measured using actuarial techniques that take account of demographic and financial assumptions.

The amount of the obligation recognised as a liability is measured on the basis of the actuarial assumptions applied by the Group, using the projected unit credit method. This method takes account of various parameters such as demographic assumptions, the probability that employees will leave before retirement age, salary inflation, a discount rate, and the general inflation rate. The value of any plan assets is deducted from the amount of the obligation.

Where the value of the plan assets exceeds the amount of the obligation, an asset is recognised if it represents a future economic benefit for the Group in the form of a reduction in future contributions or a future partial refund of amounts paid into the plan.

The amount of the obligation under a plan, and the value of the plan assets, may show significant fluctuations from one period to the next due to changes in actuarial assumptions, thereby giving rise to actuarial gains and losses. The Group applies the "corridor" method in accounting for actuarial gains and losses. Under this method, the Group is allowed to recognise, as from the following period and over the average remaining service lives of employees, only that portion of actuarial gains and losses that exceeds the greater of (i) 10% of the present value of the gross defined-benefit obligation or (ii) 10% of the fair value of plan assets at the end of the previous period.

At the date of first-time adoption, BNP Paribas elected for the exemption allowed under IFRS 1, under which all unamortised actuarial gains and losses at 1 January 2004 are recognised as a deduction from equity at that date.

The effects of plan amendments on past service cost are recognised in profit or loss over the full vesting period of the amended benefits.

The annual expense recognised in the profit and loss account under "Salaries and employee benefits" in respect of defined-benefit plans comprises the current service cost (the rights vested in each employee during the period in return for service rendered), interest cost (the effect of discounting the obligation), the expected return on plan assets, amortisation of actuarial gains and losses and past service cost arising from plan amendments, and the effect of any plan curtailments or settlements.

1.i SHARE-BASED PAYMENT

Share-based payment transactions are payments based on shares issued by the Group, whether the transaction is settled in the form of equity or cash of which the amount is based on trends in the value of BNP Paribas shares.

IFRS 2 requires share-based payments granted after 7 November 2002 to be recognised as an expense. The amount recognised is the value of the share-based payment made to the employee.

The Group grants stock subscription option plans and deferred share-based compensation plans to employees, and also offers them the possibility of subscribing for specially-issued BNP Paribas shares at a discount on condition that they retain the shares for a specified period.

- Stock option plans

The expense related to stock option plans is recognised at the date of grant if the grantee immediately acquires rights to the shares, or over the vesting period if the benefit is conditional upon the grantee's continued employment. This expense, the credit entry for which is posted to shareholders' equity, is calculated on the basis of the overall plan value, determined at the grant date by the Board of Directors. In the absence of any market for these instruments, mathematical valuation models are used. The total expense of a plan is determined by multiplying the unit value per option by the estimated number of

options that will vest at the end of the vesting period, taking account of conditions regarding the grantee's continued employment.

The only assumptions revised during the vesting period, and hence resulting in a remeasurement of the expense, are those relating to the probability that employees will leave the Group and those relating to performance conditions that are not linked to the value of BNP Paribas shares.

A similar accounting treatment is applied to deferred share-based compensation plans.

- Share subscriptions offered to employees under the company savings plan

Share subscriptions offered to employees under the company savings plan (*Plan d'Épargne Entreprise*) at lower-than-market rates over a specified period do not include a vesting period. However, employees are prohibited by law from selling shares acquired under this plan for a period of five years. This restriction is taken into account in measuring the benefit to the employees, which is reduced accordingly. The benefit equals the difference between the fair value of the share (after allowing for the restriction on sale) and the acquisition price paid by the employee at the subscription date, multiplied by the number of shares acquired.

The cost of the mandatory five-year holding period is equivalent to the cost of a strategy involving the forward sale of shares subscribed at the time of the capital increase reserved for employees and the cash purchase of an equivalent number of BNP Paribas shares on the market, financed by a loan repaid at the end of a five-year period out of the proceeds from the forward sale transaction. The interest rate on the loan is the rate that would be applied to a five-year general purpose loan taken out by an individual with an average risk profile. The forward sale price for the shares is determined on the basis of market parameters.

1.j PROVISIONS RECORDED UNDER LIABILITIES

Provisions recorded under liabilities (other than those relating to financial instruments, employee benefits and insurance contracts) mainly relate to restructuring, claims and litigation, fines and penalties, and tax risks.

A provision is recognised when it is probable that an outflow of resources embodying economic benefits will be required to settle an obligation arising from a past event, and a reliable estimate can be made of the amount of the obligation. The amount of such obligations is discounted, where the impact of discounting is material, in order to determine the amount of the provision.

1.k CURRENT AND DEFERRED TAXES

The current income tax charge is determined on the basis of the tax laws and tax rates in force in each country in which the Group operates during the period in which the income is generated.

Deferred taxes are recognised when temporary differences arise between the carrying amount of an asset or liability in the balance sheet and its tax base.

Deferred tax liabilities are recognised for all taxable temporary differences other than:

- taxable temporary differences on initial recognition of goodwill;
- taxable temporary differences on investments in enterprises under the exclusive or joint control of the Group, where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences and unused carryforwards of tax losses only to the extent that it is probable that the entity in question will generate future taxable profits against which these temporary differences and tax losses can be offset.

Deferred tax assets and liabilities are measured using the liability method, using the tax rate which is expected to apply to the period when the asset is realised or the liability is settled, based on tax rates and tax laws that have been or will have been enacted by the balance sheet date of that period. They are not discounted.

Deferred tax assets and liabilities are offset when they arise within a group tax election under the jurisdiction of a single tax authority, and there is a legal right of offset.

Current and deferred taxes are recognised as tax income or expense in the profit and loss account, except deferred taxes relating to unrealised gains or losses on available-for-sale assets or to changes in the fair value of instruments designated as cash flow hedges, which are taken to shareholders' equity.

When tax credits on revenues from receivables and securities are used to settle corporate income tax payable for the period, the tax credits are recognised on the same line as the income to which they relate. The corresponding tax expense continues to be carried in the profit and loss account under "Corporate income tax".

1.l STATEMENT OF CASH FLOWS

The cash and cash equivalents balance is composed of the net balance of cash accounts and accounts with central banks and post office banks, and the net balance of interbank demand loans and deposits.

Changes in cash and cash equivalents related to operating activities reflect cash flows generated by the Group's operations, including cash flows related to investment property, held-to-maturity financial assets and negotiable certificates of deposit.

Changes in cash and cash equivalents related to investing activities reflect cash flows resulting from acquisitions and disposals of subsidiaries, associates or joint ventures included in the consolidated group, as well as acquisitions and disposals of property, plant and equipment excluding investment property and property held under operating leases.

Changes in cash and cash equivalents related to financing activities reflect the cash inflows and outflows resulting from transactions with shareholders, cash flows related to bonds and subordinated debt, and debt securities (excluding negotiable certificates of deposit).

1.m USE OF ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS

Preparation of the financial statements requires managers of core businesses and corporate functions to make assumptions and estimates that are reflected in the measurement of income and expense in the profit and loss account and of assets and liabilities in the balance sheet, and in the disclosure of information in the notes to the financial statements. This requires the managers in question to exercise their judgement and to make use of information available at the date of preparation of the financial statements when making their estimates. The actual future results from operations in respect of which managers have made use of estimates may in reality differ from those estimates. This may have a material effect on the financial statements.

This applies in particular to:

- impairment losses recognised to cover credit risks inherent in banking intermediation activities;

- the use of internally-developed models to measure positions in financial instruments that are not quoted in organised markets;
- calculations of the fair value of unquoted financial instruments classified in "Available-for-sale financial assets", "Financial assets at fair value through profit or loss" or "Financial liabilities at fair value through profit or loss", and (more generally) calculations of the fair value of financial instruments subject to a fair value disclosure requirement;
- impairment tests performed on intangible assets;
- the appropriateness of the designation of certain derivative instruments as cash flow hedges, and the measurement of hedge effectiveness;
- estimates of the residual value of assets leased under finance leases or operating leases, and (more generally) of assets on which depreciation is charged net of their estimated residual value;
- the measurement of provisions for contingencies and charges.

2. NOTES TO THE PROFIT AND LOSS ACCOUNT FOR THE FIRST HALF OF 2007

2.a NET INTEREST INCOME

The BNP Paribas Group includes in "Interest income" and "Interest expense" all income and expense from financial instruments measured at amortised cost (interest, fees/commissions, transaction costs), and from financial instruments measured at fair value that do not meet the definition of derivative instruments. These amounts are calculated using the effective interest method. The change in fair value on financial instruments at fair value through profit or loss (excluding accrued interest) is recognised in "Net gain/loss on financial instruments at fair value through profit or loss".

Interest income and expense on derivatives accounted for as fair value hedges are included with the revenues generated by the hedged item.

Interest income and expense arising from derivatives used to hedge transactions designated as at fair value through profit or loss is allocated to the same accounts as the interest income and expense relating to the underlying transactions. Applied for the first time at year ended 31 December 2006, this allocation provides a better economic representation of transactions designated as at fair value through profit or loss by adopting a symmetrical treatment for interest relating to the hedged item and interest relating to the hedge, and is consistent with the classification selected for the hedged financial instruments concerned. If this treatment had been applied it would have led to the reclassification of EUR 238 million in income for the first half of 2005 and EUR 83 million in income for the first half of 2006 from the caption "Net gain/loss on financial instruments at fair value through profit or loss" to "Trading book – debt securities" included in net interest income.

In millions of euros	6 months to 30 June 2007			6 months to 30 June 2006			6 months to 30 June 2005
	Income	Expense	Net	Income	Expense	Net	Net
Customer items	12,069	(5,205)	6,864	9,228	(3,454)	5,774	3,939
Deposits, loans and borrowings	11,327	(5,093)	6,234	8,695	(3,389)	5,306	3,504
Repurchase agreements	11	(72)	(61)	4	(41)	(37)	(31)
Finance leases	731	(40)	691	529	(24)	505	466
Interbank items	2,362	(3,591)	(1,229)	2,352	(3,473)	(1,121)	(446)
Deposits, loans and borrowings	2,216	(3,359)	(1,143)	2,270	(3,238)	(968)	(459)
Repurchase agreements	146	(232)	(86)	82	(235)	(153)	13
Debt securities issued	-	(3,510)	(3,510)	-	(2,421)	(2,421)	(1,670)
Cash flow hedge intruments	910	(462)	448	1,369	(689)	680	124
Interest rate portfolio hedge instruments	685	(472)	213	562	(417)	145	20
Trading book	9,649	(10,101)	(452)	6,239	(6,511)	(272)	39
Fixed-income securities	1,832	-	1,832	1,253	-	1,253	973
Repurchase agreements	7,784	(8,514)	(730)	4,939	(5,533)	(594)	(264)
Loans / Borrowings	33	(95)	(62)	47	(77)	(30)	(29)
Debt securities	-	(1,492)	(1,492)	-	(901)	(901)	(641)
Available-for-sale financial assets	1,771	-	1,771	1,587	-	1,587	1,367
Held-to-maturity financial assets	370	-	370	367	-	367	414
Total interest income/(expense)	27,816	(23,341)	4,475	21,704	(16,965)	4,739	3,787

Interest income on individually impaired loans amounted to EUR 157 million in the first half of 2007, and EUR 131 million in the first half of 2006, and EUR 100 million in the first half of 2005.

2.b NET GAIN/LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

"Net gain/loss on financial instruments at fair value through profit or loss" includes all profit and loss items relating to financial instruments managed in the trading book and financial instruments that the Group has designated as at fair value through profit or loss under the fair value option, other than interest income and expense which are recognised in "Net interest income" (Note 2.a).

Net gains/losses on the trading book also include gains and losses due to ineffectiveness of fair value hedges, cash flow hedges or net foreign investment hedges.

In millions of euros	6 months to 30 June 2007			6 months to 30 June 2006			6 months to 30 June 2005
	Trading book	Assets designated at fair value through profit or loss	Total	Trading book	Assets designated at fair value through profit or loss	Total	Total
Fixed-income securities	(790)	879	89	(800)	900	100	(137)
Variable-income securities	4,608	45	4,653	2,469	148	2,617	2,215
of which dividends	*1,522*	*19*	*1,541*	*1,283*	*10*	*1,293*	*1,091*
Derivative instruments	(464)	-	(464)	837	-	837	226
Repurchase agreements	8	45	53	(11)	10	(1)	(26)
Loans	17	(139)	(122)	(69)	17	(52)	46
Borrowings	44	134	178	95	(18)	77	(65)
Remeasurement of interest-rate risk hedged portfolios	18	-	18	93	-	93	69
Remeasurement of currency positions	391	-	391	27	-	27	26
Total	**3,832**	**964**	**4,796**	**2,641**	**1,057**	**3,698**	**2,354**

2.c NET GAIN/LOSS ON AVAILABLE-FOR-SALE FINANCIAL ASSETS

"Net gain/loss on available-for-sale financial assets" includes net gains or losses on non-derivative financial assets not classified as either loans and receivables or held-to-maturity investments.

In millions of euros	6 months to 30 June 2007	6 months to 30 June 2006	6 months to 30 June 2005
Fixed-income securities [1]	**17**	**22**	**90**
Gains and losses on disposals	17	22	90
Equities and other variable-income securities	**1,501**	**892**	**929**
Dividend income	536	358	218
Additions to impairment provisions	(16)	(40)	(26)
Gains and losses on disposals	981	574	737
Total	**1,518**	**914**	**1,019**

(1) Interest income from available-for-sale fixed-income securities is included in "Net interest income" (Note 2.a), and impairment losses related to potential issuer default are included in "Cost of risk" (Note 2.e).

Unrealised gains and losses - previously recorded under "Unrealised or deferred gains and losses" - and taken to the profit and loss account amounted to EUR 1 257 million in the first half of 2007, EUR 509 million in the first half of 2006 and EUR 595 million in the first half of 2005.

2.d NET INCOME FROM OTHER ACTIVITIES

In millions of euros	6 months to 30 June 2007			6 months to 30 June 2006			6 months to 30 June 2005
	Income	Expense	Net	Income	Expense	Net	Net
Net income from insurance activities	10,086	(8,813)	1,273	7,740	(6,590)	1,150	741
Net income from investment property	396	(114)	282	311	(88)	223	218
Net income from assets held under operating leases	1,945	(1,601)	344	1,707	(1,434)	273	276
Net income from property development activities	90	(16)	74	57	(9)	48	62
Other	487	(290)	197	286	(160)	126	43
Total net income from other activities	**13,004**	**(10,834)**	**2,170**	**10,101**	**(8,281)**	**1,820**	**1,340**

- Net income from insurance activities

In millions of euros	6 months to 30 June 2007	6 months to 30 June 2006	6 months to 30 June 2005
Gross premiums written	8,415	8,225	6,414
Movement in technical reserves	(4,749)	(3,195)	(3,934)
Claims and benefits expense	(3,731)	(3,509)	(2,706)
Reinsurance ceded, net	(16)	(2)	(4)
Change in value of admissible investments related to unit-linked business	1,358	(440)	951
Other income and expense	(4)	71	20
Total net income from insurance activities	**1,273**	**1,150**	**741**

"Claims and benefits expense" includes expenses arising from surrenders, maturities and claims relating to insurance contracts. "Movement in technical reserves" reflects changes in the value of financial contracts, in particular unit-linked contracts. Interest paid on such contracts is recognised in "Interest expense".

2.e COST OF RISK

"Cost of risk" represents the net amount of impairment losses recognised in respect of credit risks inherent in the Group's banking intermediation activities, plus any impairment losses relating to counterparty risks on over-the-counter derivative instruments.

- Cost of risk for the period

Cost of risk for the period In millions of euros	6 months to 30 June 2007	6 months to 30 June 2006	6 months to 30 June 2005
Additions to impairment provisions	(1,602)	(1,253)	(864)
Reversals of impairment provisions	1,019	1,040	676
Recoveries on loans and receivables previously written off	177	106	56
Irrecoverable loans and receivables not covered by impairment provisions	(112)	(130)	(80)
Total cost of risk for the period	**(518)**	**(237)**	**(212)**

Cost of risk for the period by asset type In millions of euros	6 months to 30 June 2007	6 months to 30 June 2006	6 months to 30 June 2005
Loans and receivables due from credit institutions	10	(4)	(4)
Loans and receivables due from customers	(526)	(245)	(198)
Available-for-sale financial assets	1	26	7
Off balance sheet commitments and other items	(3)	(14)	(17)
Total cost of risk for the period	**(518)**	**(237)**	**(212)**

2.f CORPORATE INCOME TAX

- Net corporate income tax expense

In millions of euros	6 months to 30 June 2007	6 months to 30 June 2006	6 months to 30 June 2005
Current tax expense for the period	(1,509)	(1,424)	(982)
Net deferred tax expense for the period	(219)	(219)	(170)
Net corporate income tax expense	**(1,728)**	**(1,643)**	**(1,152)**

3. SEGMENT INFORMATION

The Group is composed of five core businesses:

- French Retail Banking;
- Italian Retail Banking (BNL banca commerciale);
- International Retail Banking and Financial Services (IRBFS): financial services (consumer credit, leasing, equipment loans and home loans), plus retail banking activities in the United States (BancWest) and in emerging and overseas markets;
- Asset Management and Services (AMS): Securities Services, Private Banking, Asset Management, Online Savings and Brokerage, Insurance and Real Estate Services;
- Corporate and Investment Banking (CIB), comprising Advisory & Capital Markets (Equities, Fixed Income & Forex, Corporate Finance) and Financing (Structured Loans & Financing plus Commodity, Energy and Project Financing).

Other activities mainly comprise the Private Equity business of BNP Paribas Capital, the Klépierre property investment company, and the Group's corporate functions.

Inter-segment transactions are conducted at arm's length. The segment information presented includes agreed inter-segment transfer prices.

This capital allocation is made on the basis of risk exposure, taking account of various assumptions relating primarily to the capital requirement of the business as derived from the risk-weighted asset calculations required under capital adequacy rules. Normalised equity income by business segment is determined by attributing to each segment the income of its allocated equity.

The geographical split of income is based on the country/region in which the relevant activity is recognised for accounting purposes.

- Information by business segment

- Income by business segment

In millions of euros	French retail banking			BNL banca commerciale			IRBFS			AMS		
	6 months to 30 June 2007	6 months to 30 June 2006	6 months to 30 June 2005	6 months to 30 June 2007	6 months to 30 June 2006 [1]	6 months to 30 June 2005	6 months to 30 June 2007	6 months to 30 June 2006 [1]	6 months to 30 June 2005 [2]	6 months to 30 June 2007	6 months to 30 June 2006 [1]	6 months to 30 June 2005
NET BANKING INCOME	2,909	2,888	2,607	1,257	590	-	3,915	3,591	2,778	2,640	2,165	1,695
Operating expense	(1,870)	(1,817)	(1,750)	(829)	(415)	-	(2,248)	(2,013)	(1,549)	(1,594)	(1,327)	(1,092)
Cost of risk	(63)	(62)	(86)	(131)	(54)	-	(442)	(338)	(250)	(2)	7	(7)
OPERATING INCOME	976	1,009	771	307	121	-	1,225	1,240	979	1,044	845	596
Share of earnings of associates	-	-	-	-	1	-	41	44	63	18	7	-
Other non-operating income	-	-	-	(1)	(18)	-	9	38	5	5	(1)	54
PRE-TAX NET INCOME	976	1,009	771	306	104	-	1,275	1,322	1,047	1,067	851	650

(1): The creation of a new retail banking unit in Italy in the first half of 2007 led to certain transfers between business segments. In order to facilitate period-on-period comparisons of cost accounting figures, the data for 2006 have been restated to reflect the new organisational structure.

(2): As a result of the organisational changes implemented within the CIB and the IRBFS divisions over the first half of 2006, a number of activities were transferred between Advisory & Capital Markets and Financing businesses on one hand and between IRBFS and Other Activities on the other hand. To enhance comparability between 2005, 2006 and 2007 cost accounting figures, the data for 2005 were restated to reflect the new organisational structure. Following are the resulting adjustments:

- no effect on the total earnings reported by the CIB division. They amounted to EUR 63 million in respect of net banking income for the two CIB sub-groups, EUR 42 million in respect of general operating expenses, EUR 9 million for other non-operating items and EUR 30 million for pre-tax income
- decrease of the Net banking income, the Operating and the Pre-tax net incomes of the IRBFS division for EUR 13 million for the benefit of Other Activities for the same aggregates.

(3): including Klépierre and the former BNP Paribas Capital entities.

- Information by geographic area

- Net banking income by geographic area

In millions of euros	France			Other European countries			Americas		
	6 months to 30 June 2007	6 months to 30 June 2006	6 months to 30 June 2005	6 months to 30 June 2007	6 months to 30 June 2006	6 months to 30 June 2005	6 months to 30 June 2007	6 months to 30 June 2006	6 months to 30 June 2005
NET BANKING INCOME	8,007	7,723	6,243	4,990	3,361	2,227	2,149	1,940	1,588

Corporate and Investment Banking						Other activities [3]			Total		
Advisory & Capital Markets			Financing								
6 months to 30 June 2007	6 months to 30 June 2006 [1]	6 months to 30 June 2005 [2]	6 months to 30 June 2007	6 months to 30 June 2006 [1]	6 months to 30 June 2005 [2]	6 months to 30 June 2007	6 months to 30 June 2006 [1]	6 months to 30 June 2005 [2]	6 months to 30 June 2007	6 months to 30 June 2006	6 months to 30 June 2005
3,436	2,955	1,848	1,439	1,326	1,286	821	547	560	16,427	14,062	10,774
(2,045)	(1,872)	(1,319)	(591)	(552)	(498)	(257)	(154)	(130)	(9,434)	(8,150)	(6,338)
-			115	143	97	5	67	34	(518)	(237)	(212)
1,391	1,083	529	963	917	885	569	460	464	6,475	5,675	4,224
9	2	1	-	-	-	149	67	112	217	121	176
23	36	35	49	-	5	(25)	(22)	17	60	33	116
1,423	1,121	565	1,012	917	890	693	505	593	6,752	5,829	4,516

Asia - Oceania			Other countries			Total		
6 months to 30 June 2007	6 months to 30 June 2006	6 months to 30 June 2005	6 months to 30 June 2007	6 months to 30 June 2006	6 months to 30 June 2005	6 months to 30 June 2007	6 months to 30 June 2006	6 months to 30 June 2005
839	683	430	442	355	286	16,427	14,062	10,774

4. ADDITIONAL INFORMATION

4.a CHANGES IN SHARE CAPITAL AND EARNINGS PER SHARE

- Operations affecting share capital

Operations affecting share capital	Number of shares	Par value in euros	Date of authorisation by Shareholders' Meeting	Date of decision by Board of Directors
Number of shares outstanding at 31 December 2004	**884,700,444**	**2**		
Increase in share capital by exercise of stock subscription options on 25 January 2005	518,758	2	(1)	(1)
Reduction in share capital by cancellation of treasury shares on 10 May 2005	(13,994,568)	2	28 May 04	23 March 05
Number of shares outstanding at 30 June 2005	**871,224,634**	**2**		
Increase in share capital by exercise of stock subscription options on 20 July 2005	1,397,501	2	(1)	(1)
Capital increase reserved for members of the Company Savings Plan on 20 July 2005	5,000,000	2	14 May 03	04 Febr 04
Reduction in share capital by cancellation of treasury shares on 29 November 2005	(39,374,263)	2	18 May 05	13 June 05
Number of shares outstanding at 31 December 2005	**838,247,872**	**2**		
Increase in share capital by exercise of stock subscription options on 23 January 2006	1,369,623	2	(1)	(1)
Increase in share capital by exercise of stock subscription options on 27 March 2006	971,037	2	(1)	(1)
Increase in share capital by issue of new shares on 31 March 2006	84,058,853	2	28 May 04	14 Febr 06
Increase in share capital by issue of new shares on 6 June 2006	945	2	23 May 06	27 March 06
Number of shares outstanding at 30 June 2006	**924,648,330**	**2**		
Increase in share capital by exercise of stock subscription options on 26 July 2006	1,148,759	2	(1)	(1)
Capital increase reserved for members of the Company Savings Plan on 26 July 2006	4,670,388	2	14 May 03	14 Febr 06
Number of shares outstanding at 31 December 2006	**930,467,477**	**2**		
Increase in share capital by exercise of stock subscription options on 22 january 2007	2,411,013	2	(1)	(1)
Number of shares outstanding at 30 June 2007	**932,878,490**	**2**		

(1) Various resolutions voted in Shareholders' General Meetings and decisions of the Board of Directors authorising the granting of stock subscription options exercised during the period.

At 30 June 2007, the share capital of BNP Paribas SA consisted of 932,878,490 fully-paid ordinary shares with a par value of EUR 2 (compared with 930,467,477 ordinary shares at 31 December 2006). During the first half of 2007, under BNP Paribas stock subscription plans, employees subscribed 3,236,046 new shares with a par value of EUR 2 each, carrying dividend rights from 1 January 2006, and 584,819 new shares with a par value of EUR 2 each, carrying dividend rights from 1 January 2007. The corresponding capital increase was carried out on 20 July 2007.

Authorisations to carry out operations affecting share capital that were in force during the first half of 2007 resulted from the following resolutions of Shareholders' General Meetings:

The 16th and 17th resolutions of the Shareholders' General Meeting of 23 May 2006 authorised the Board of Directors to increase the share capital by up to EUR 1.32 billion, representing 500 million shares with pre-emptive rights and 160 million shares without pre-emptive rights. The aggregate nominal value of debt securities giving immediate and/or future access to BNP Paribas shares under these authorisations is limited to EUR 10 billion in the case of securities with pre-emptive rights, and EUR 7 billion in the case of securities without pre-emptive rights. These authorisations were granted for a period of 26 months.

The 19th resolution of the Shareholders' General Meeting of 23 May 2006 also authorised the Board of Directors to increase the share capital by capitalising reserves up to a maximum aggregate par value of EUR 1 billion. This authorisation allows the successive or simultaneous capitalisation of some or all of BNP Paribas SA's retained earnings, profits or additional paid-in capital by the issuance and allotment of consideration-free ordinary shares, by raising the par value of the shares, or by a combination of these two methods. This authorisation was granted for a period of 26 months.

Under the 20th resolution of the Shareholders' General Meeting of 23 May 2006, the aggregate par value of shares issued immediately or in the future under the authorisations given in the 16th, 17th and 19th resolutions is limited to EUR 1 billion and the aggregate nominal value of debt securities issued under these authorisations is limited to EUR 10 billion.

Under the 22nd resolution of the Shareholders' General Meeting of 23 May 2006, as amended by the 10th resolution of the Shareholders' General Meeting of 15 May 2007, the Board of Directors is authorised to increase the share capital on one or several occasions by issuing shares to employees who are members of the BNP Paribas Group's Savings Plan. The aggregate par value of shares issued under this authorisation is limited to EUR 36 million. The authorisation may also be used to sell existing shares to members of the BNP Paribas Group's Savings Plan. This authorisation was granted for a period of 26 months from 23 May 2006.

No shares or other securities were issued under these authorisations in the first half of 2007.

The 11th resolution of the Shareholders' General Meeting of 15 May 2007 authorised the Board of Directors to cancel, on one or several occasions and by means of reducing share capital, some or all of the own shares held or acquired under the authorisations granted by said Meeting, up to a maximum of 10% of the share capital in any 24-month period. The resolution also authorised the Board of Directors to cancel, by means of reducing share capital, the 2,638,403 own shares acquired at the time of the 23 May 2006 merger with Société Centrale d'Investissments. Lastly, the Board of Directors is authorised to charge the difference between the purchase cost of the cancelled shares and their par value against additional paid-in capital and distributable reserves, including the legal reserve provided that the amount charged against this reserve does not exceed 10% of the par value of the cancelled shares. These authorisations were granted for a period of 18 months and cancelled and replaced that granted under the 23rd resolution of 23 May 2006.

No shares were cancelled in the first six months of 2007.

The 12th resolution of the Shareholders' General Meeting of 15 May 2007 approving the merger of BNL into BNP Paribas, authorised the Board of Directors to issue BNP Paribas shares with a par value of EUR 2 each to BNL shareholders in payment for their BNL shares. A total of between 402,735 and 1,539,740 shares will be issued, depending on the number of BNL shares held by outside shareholders on the merger completion date, which will be no later than 31 December 2007.

- Preferred shares and equivalent instruments

- Preferred shares issued by Group companies

In December 1997, BNP US Funding LLC, a subsidiary under the exclusive control of the Group, made a USD 500 million issue of undated non-cumulative preferred shares governed by the law of the United States, which do not dilute ordinary BNP Paribas shares. The shares pay a fixed rate dividend for a period of ten years. Thereafter, the shares are redeemable at par at the issuer's discretion at the end of each calendar quarter, with unredeemed shares paying a Libor-indexed dividend. The issuer has the option of not paying dividends on these preferred shares if no dividends were paid on ordinary BNP Paribas SA shares and no coupons were paid on preferred share equivalents (Undated Super Subordinated Notes) in the previous year. Unpaid dividends are not carried forward.

In October 2000, a further USD 500 million undated non-cumulative preferred share issue was carried out by BNP Paribas Capital Trust, a subsidiary under the exclusive control of the Group. These shares pay a fixed rate dividend for a period of ten years. Thereafter, the shares are redeemable at par at the issuer's discretion at the end of each calendar quarter, with unredeemed shares paying a Libor-indexed dividend.

In October 2001, a further two undated non-cumulative preferred share issues, of EUR 350 million and EUR 500 million respectively, were carried out by two subsidiaries under the exclusive control of the Group, BNP Paribas Capital Trust II and III. Shares in the first issue pay a fixed rate dividend over five years minimum, and shares in the second issue pay a fixed rate dividend over ten years. Shares in the first issue were redeemed by the issuer in October 2006 at the end of the contractual five-year period. Shares in the second issue are redeemable at the issuer's discretion after a ten-year period, and thereafter at each coupon date, with unredeemed shares paying a Euribor-indexed dividend.

In January and June 2002, a further two undated non-cumulative preferred share issues, of EUR 660 million and USD 650 million respectively, were carried out by two subsidiaries under the exclusive control of the Group, BNP Paribas Capital Trust IV and V. Shares in the first issue pay a fixed rate dividend paid annually over ten years, and shares in the second issue pay a fixed rate dividend paid quarterly over 5 years. Shares in the first issue are redeemable at the issuer's discretion after a ten-year period, and thereafter at each coupon date, with unredeemed shares paying a Euribor-indexed dividend. Shares in the second issue were redeemed by the issuer in June 2007 at the end of the contractual five-year period.

In January 2003, a further non-cumulative preferred share issue of EUR 700 million was carried out by BNP Paribas Capital Trust VI, a subsidiary under the exclusive control of the Group. Shares in this issue pay an annual fixed rate dividend. The shares are redeemable after a ten-year period, and thereafter at each coupon date. Shares not redeemed in 2013 will pay a Euribor-indexed dividend quarterly.

In 2003 and 2004, the LaSer-Cofinoga sub-group – which is proportionately consolidated by BNP Paribas – carried out three issues of undated preferred shares through special purpose entities governed by UK law and exclusively controlled by the LaSer-Cofinoga sub-group. These shares pay a non-cumulative priority dividend for a ten-year period, at a fixed rate for those issued in 2003 and an indexed rate for the 2004 issue. After this ten-year period, they will be redeemable at par at the issuer's discretion at the end of each quarter on the coupon date, and the dividend payable on the 2003 issue will become Euribor-indexed.

Issuer	Date of issue	Currency	Amount	Rate and term before 1st call date		Rate after 1st call date
BNP US Funding	December 1997	USD	500 millions	7.738%	10 years	Weekly Libor + 2.8%
BNPP Capital Trust	October 2000	USD	500 millions	9.003%	10 years	3-month Libor + 3.26%
BNPP Capital Trust III	October 2001	EUR	500 millions	6.625%	10 years	3-month Euribor + 2.6%
BNPP Capital Trust IV	January 2002	EUR	660 millions	6.342%	10 years	3-month Euribor + 2.33%
BNPP Capital Trust VI	January 2003	EUR	700 millions	5.868%	10 years	3-month Euribor + 2.48%
Cofinoga Funding I LP	March 2003	EUR	100 millions (1)	6.820%	10 years	3-month Euribor + 3.75%
Cofinoga Funding II LP	January and May 2004	EUR	80 millions (1)	TEC 10 (2) + 1.35%	10 years	TEC 10 (2) + 1.35%

(1) Before application of the proportionate consolidation rate

(2) TEC 10 is the daily long-term government bond index, corresponding to the yield to maturity of a ficticious 10-year Treasury note

The proceeds of these issues are recorded under "Minority interests" in the balance sheet, and the dividends are reported under "Minority interests" in the profit and loss account.

- Undated Super Subordinated Notes (preferred share equivalents) issued by BNP Paribas SA

In June 2005, BNP Paribas SA carried out an issue of Undated Super Subordinated Notes representing USD 1,350 million. The notes pay an annual fixed-rate coupon. They are redeemable at the end of a 10-year period, and thereafter at each annual coupon date. If the notes are not redeemed in 2015, they will pay a quarterly Libor-indexed coupon.

In October 2005, BNP Paribas SA carried out two issues of Undated Super Subordinated Notes representing EUR 1,000 million and USD 400 million respectively. The notes in both issues pay an annual fixed rate coupon. They are redeemable at the end of a 6-year period, and thereafter at each annual coupon date. If the notes are not redeemed in October 2011, they will continue to pay the fixed-rate coupon.

In April 2006, BNP Paribas SA carried out two issues of Undated Super Subordinated Notes representing EUR 750 million and GBP 450 million respectively. The notes in both issues pay an annual fixed rate coupon. They are redeemable at the end of a 10-year period, and thereafter at each annual coupon date. If the notes are not redeemed in 2016, they will pay a quarterly Euribor-indexed coupon in the case of the first issue, and a Libor-indexed coupon in the case of the second issue.

In July 2006, BNP Paribas SA carried out two issues of Undated Super Subordinated Notes. The notes under the first issue – representing EUR 150 million – pay an annual fixed rate coupon. These euro-denominated notes are redeemable at the end of a 20-year period and thereafter at each annual coupon date. If these notes are not redeemed in 2026 they will pay a quarterly Euribor-indexed coupon . The notes under the second issue – representing GBP 325 million – pay an annual fixed rate coupon. These sterling-denominated notes are redeemable at the end of a 10-year period and thereafter at each annual coupon date. If these notes are not redeemed in 2016, they will pay a quarterly Libor-indexed coupon.

In April 2007, BNP Paribas SA carried out an issue of Undated Super Subordinated Notes representing EUR 750 million. The notes pay an annual fixed rate coupon. They are redeemable at the end of a 10-year period and thereafter at each annual coupon date. If the notes are not redeemed in 2017, they will pay a quarterly Euribor-indexed coupon.

In June 2007, BNP Paribas SA carried out two issues of Undated Super Subordinated Notes. The notes under the first issue – representing USD 600 million – pay an annual fixed rate coupon. The notes are redeemable at the end of a 5-year period. The notes under the second issue – representing USD 1,100 million – pay an annual fixed rate coupon. They are redeemable at the end of a 30-year period and thereafter at each annual coupon date. If the notes are not redeemed in 2037, they will pay a quarterly Libor-indexed coupon.

BNP Paribas has the option of not paying interest due on these Undated Super Subordinated Notes if no dividends were paid on ordinary BNP Paribas SA shares or on preferred shares in the previous year. Unpaid interest is not carried forward.

The contracts relating to these Undated Super Subordinated Notes contain a loss absorption clause. Accordingly, in the event of insufficient regulatory capital – which is not fully offset by a capital increase or any other equivalent measure – the nominal value of the notes may be reduced in order to serve as a new basis for the calculation of the related coupons until the capital deficiency is made up and the nominal value of the notes is increased to its original amount. However, in the event of the liquidation of BNP Paribas, the amount due to the holders of these notes will represent their original nominal value irrespective of whether or not their nominal value has been reduced.

Issuer	Date of issue	Currency	Amount	Rate and term before 1st call date		Rate after 1st call date
BNP Paribas SA	June 2005	USD	1 350 millions	5.186%	10 years	USD 3-month Libor + 1.68%
BNP Paribas SA	October 2005	EUR	1 000 millions	4.875%	6 years	4.875%
BNP Paribas SA	October 2005	USD	400 millions	6.250%	6 years	6.250%
BNP Paribas SA	April 2006	EUR	750 millions	4.730%	10 years	3-month Euribor + 1.69%
BNP Paribas SA	April 2006	GBP	450 millions	5.945%	10 years	GBP 3-month Libor + 1.13%
BNP Paribas SA	July 2006	EUR	150 millions	5.450%	20 years	3-month Euribor + 1.92%
BNP Paribas SA	July 2006	GBP	325 millions	5.945%	10 years	GBP 3-month Libor + 1.81%
BNP Paribas SA	April 2007	EUR	750 millions	5.019%	10 years	3-month Euribor + 1.72%
BNP Paribas SA	June 2007	USD	600 millions	6.500%	5 years	6.50%
BNP Paribas SA	June 2007	USD	1 100 millions	7.195%	30 years	USD 3-month Libor + 1.29%

The proceeds raised by these issues are recorded under "Retained earnings" as part of equity. In accordance with IAS 21, issues carried out in foreign currencies are recognised at their historical value based on their translation into euros at the issue date. Interest on the instruments is treated in the

same way as dividends.

- Own equity instruments (shares issued by BNP Paribas shares and held by the Group)

The 5th resolution of the Shareholders' Meeting of 15 May 2007 authorised the Board of Directors to buy back shares representing up to 10% of the Bank's issued capital at 22 January 2007. The shares could be acquired for the following purposes: for subsequent cancellation, on a basis to be determined by the shareholders in Extraordinary Meeting, to fulfil the Bank's obligations relative to the issue of shares or share equivalents, stock option plans, the award of consideration-free shares to employees, directors or corporate officers, and the allocation or sale of shares to employees in connection with the employee profit-sharing scheme, employee share ownership plans or corporate savings plans; to be held in treasury stock for subsequent remittance in exchange or payment for external growth, merger, demerger or share-swap transactions; within the scope of a liquidity agreement complying with a code of ethics recognised by the French securities regulator (*Autorité des Marchés Financiers*); or for asset and financial management purposes. The maximum buyback price is set at EUR 105 per share. This authorisation was given for a period of 18 months and cancelled and replaced the authorisation granted under the fifth resolution of the Shareholders' Meeting of 23 May 2006.

In addition, a BNP Paribas subsidiary involved in market index trading and arbitrage activities carries out, as part of these activities, short selling of shares issued by BNP Paribas SA.

At 30 June 2007, the Group held 33,156,988 BNP Paribas shares representing an amount of EUR 2,376 million, deducted from shareholders' equity in the balance sheet.

	Proprietary transactions		Trading account transactions		Total	
Own equity instruments (shares issued by BNP Paribas and held by the Group)	Number of shares	Carrying amount (in millions of euros)	Number of shares	Carrying amount (in millions of euros)	Number of shares	Carrying amount (in millions of euros)
Shares held at 1st January 2005	55,112,609	2,693	(599,870)	(32)	54,512,739	2,661
Acquisitions	7,217,977	393			7,217,977	393
Reduction in share capital	(13,994,568)	(691)			(13,994,568)	(691)
Other movements	(3,279,300)	(155)	(453,012)	(27)	(3,732,312)	(182)
Shares held at 30 June 2005	45,056,718	2,240	(1,052,882)	(59)	44,003,836	2,181
Acquisitions	4,459,091	283			4,459,091	283
Reduction in share capital	(39,374,263)	(2,003)			(39,374,263)	(2,003)
Other movements	(1,081,527)	(59)	(3,282,855)	(237)	(4,364,382)	(296)
Shares held at 31 December 2005	9,060,019	461	(4,335,737)	(296)	4,724,282	165
Acquisitions	6,635,173	472			6,635,173	472
Other movements	(1,576,032)	(73)	(1,177,008)	(116)	(2,753,040)	(189)
Shares held at 30 June 2006	14,119,160	860	(5,512,745)	(412)	8,606,415	448
Acquisitions	5,877,695	473			5,877,695	473
Other movements	(751,347)	(41)	11,479,146	906	10,727,799	865
Shares held at 31 December 2006	19,245,508	1,292	5,966,401	494	25,211,909	1,786
Acquisitions	20,275,837	1,690			20,275,837	1,690
Other movements	1,342,818	75	(13,673,576)	(1,175)	(12,330,758)	(1,100)
Shares held at 30 June 2007	40,864,163	3,057	(7,707,175)	(681)	33,156,988	2,376

- Earnings per share

Diluted earnings per share corresponds to net income for the year divided by the weighted average number of shares outstanding as adjusted for the maximum effect of the conversion of dilutive equity instruments into ordinary shares. Stock subscription options are taken into account in the diluted earnings per share calculation. Conversion of these instruments would have no effect on the net income figure used in this calculation.

	6 months to 30 June 2007	6 months to 30 June 2006	6 months to 30 June 2005
Net income used to calculate basic and diluted earnings per share (in millions of euros) (1)	4,707	3,863	3,176
Weighted average number of ordinary shares outstanding during the year	901,299,282	874,693,853	834,519,314
Effect of potentially dilutive ordinary shares:	8,174,299	9,743,799	6,842,851
Weighted average number of ordinary shares used to calculate diluted earnings per share	909,473,581	884,437,652	841,362,165
Basic earnings per share (in euros)	5.22	4.42	3.81
Diluted earnings per share (in euros)	5.18	4.37	3.77

(1) Net income used to calculate basic and diluted earnings per share is net income per the profit and loss account, adjusted for the remuneration on the Undated Super Subordinated Notes issued by BNP Paribas SA (treated as preferred share equivalents), which for accounting purposes are treated as dividends.

Further to the capital increase (with pre-emptive subscription rights for existing shareholders) carried out on 31 March 2006, in accordance with IAS 33 the reported earnings per share figures for the first half of 2005 and the first half of 2006 (corresponding to EUR 3.84 and EUR 4.43 respectively for basic earnings per share and EUR 3.82 and EUR 4.39 respectively for diluted earnings per share) have been adjusted in order to facilitate period-on-period comparisons.

A dividend of EUR 3.10 per share was paid in 2007 out of 2006 net income, compared with a dividend of EUR 2.60 per share paid in 2006 out of 2005 net income and a dividend of EUR 2.00 per share paid in 2005 out of 2004 net income.

4.b SCOPE OF CONSOLIDATION

Name	(A)	(B)	(C)	(D)	(E)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Consolidating company									
BNP Paribas SA						France	Full	100.00%	100.00%
French Retail Banking									
Banque de Bretagne						France	Full	100.00%	100.00%
BNP Paribas Developpement SA						France	Full	100.00%	100.00%
BNP Paribas Factor						France	Full	100.00%	100.00%
Compagnie pour le Financement des Loisirs - Cofiloisirs				2		France	Equity	33.33%	33.33%
Retail Banking - Italy (BNL Banca Commerciale)									
Artigiancassa SPA			1			Italy	Full	73.86%	73.19%
Artigiansoa - Org. Di Attestazione SPA			1		7	Italy	Equity	80.00%	58.56%
Banca Nazionale del Lavoro SPA			1			Italy	Full	99.10%	99.10%
BNL Broker Assicurazioni SPA			1		8	Italy	Full	100.00%	99.10%
BNL Direct Services SPA			1			Italy	Full	100.00%	99.10%
BNL Edizioni SRL			1		7	Italy	Equity	100.00%	99.10%
BNL Finance SPA			1			Italy	Full	100.00%	99.10%
BNL International Investment SA			1			Luxembourg	Full	100.00%	99.10%
BNL Partecipazioni SPA			1			Italy	Full	100.00%	99.10%
BNL Positivity SRL			1			Italy	Full	51.00%	50.54%
BNL Progetto SPA					2	Italy	Full	100.00%	99.10%
Creaimpresa SPA (Groupe)			1		7	Italy	Equity	76.90%	56.29%
Elep SPA			1		7	Italy	Equity	100.00%	56.29%
International Factors Italia SPA - Ifitalia			1			Italy	Full	99.51%	98.62%
Serfactoring SPA			1			Italy	Equity	27.00%	26.67%
Special Purpose Entities									
Vela ABS			1			Italy	Full		
Vela Home SRL			1			Italy	Full		
Vela Public Sector SRL			1			Italy	Full		
International Retail and Financial Services									
Retail Banking - United States of America									
BancWest Corporation						U.S.A	Full	100.00%	100.00%
Bank of the West						U.S.A	Full	100.00%	100.00%
FHL Lease Holding Company Incorporated						U.S.A	Full	100.00%	100.00%
First Hawaïan Bank						U.S.A	Full	100.00%	100.00%
Union Safe Deposit Bank	5					U.S.A			
Leasing - Finance Leases									
Albury Asset Rentals Limited						UK	Full	100.00%	100.00%
All In One Allemagne						Germany	Full	100.00%	100.00%
All In One Vermietung GmbH				12	8	Austria	Full	100.00%	100.00%
Antin Bail						France	Full	100.00%	100.00%
Aprolis Finance						France	Full	51.00%	51.00%
Avelingen Finance BV	1			4		Netherlands			
Barloword Heftruck BV	1					Netherlands	Equity	50.00%	50.00%
BNP Paribas Lease Group						France	Full	100.00%	100.00%
BNP Paribas Lease Group BV	1					Netherlands	Full	100.00%	100.00%
BNP Paribas Lease Group GmbH & Co KG					2	Austria	Full	100.00%	100.00%
BNP Paribas Lease Group Holding SPA						Italy	Full	100.00%	100.00%
BNP Paribas Lease Group KFT			2			Hungary	Full	100.00%	100.00%
BNP Paribas Lease Group Netherlands BV	1					Netherlands	Full	100.00%	100.00%

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(D) Movements for 6 months to 31 December 2006	
(E) Movements for 6 months to 30 June 2007	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	(14) First-time consolidation to comply with IFRS

Name	(A)	(B)	(C)	(D)	(E)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Leasing - Finance Leases (cont'd)									
BNP Paribas Lease Group Polska SP z.o.o				12	8	Poland	Full	100.00%	100.00%
BNP Paribas Lease Group RT			2			Hungary	Full	100.00%	100.00%
BNP Paribas Lease Group UK PLC						UK	Full	100.00%	100.00%
BNP Paribas Lease Group SA Belgium						Belgium	Full	100.00%	100.00%
BNP Paribas Lease Group SPA						Italy	Full	100.00%	100.00%
BNP Paribas Leasing Gmbh						Germany	Full	100.00%	100.00%
Bureau Services Limited						UK	Full	100.00%	100.00%
Centro Leasing SPA						Italy	Equity	43.54%	43.54%
Claas Financial Services						France	Full	60.11%	60.11%
Claas Financial Services Limited					2	UK	Full	51.00%	51.00%
Claas Leasing Gmbh						Germany	Full	100.00%	60.11%
CNH Capital Europe						France	Full	50.10%	50.10%
CNH Capital Europe Limited						UK	Full	100.00%	50.10%
Cofiplan				2		France	Full	99.99%	99.99%
Commercial Vehicle Finance Limited						UK	Full	100.00%	100.00%
Cooperleasing SPA			1		13	Italy	Equity	50.00%	49.55%
Diamond Finance UK Limited						UK	Full	60.00%	60.00%
Equipment Lease BV	1					Netherlands	Full	100.00%	100.00%
Finance et Gestion SA						France	Full	70.00%	70.00%
Geveke Rental BV	1			4		Netherlands			
H.F.G.L Limited						UK	Full	100.00%	100.00%
HIH Management Limited				4		UK			
Humberclyde Commercial Investments Limited						UK	Full	100.00%	100.00%
Humberclyde Commercial Investments N°1 Limited						UK	Full	100.00%	100.00%
Humberclyde Commercial Investments N° 4 Limited						UK	Full	100.00%	100.00%
Humberclyde Finance Limited						UK	Full	100.00%	100.00%
Humberclyde Industrial Finance Limited						UK	Full	100.00%	100.00%
Humberclyde Investments Limited						UK	Full	100.00%	100.00%
Humberclyde Management Services Limited				4		UK			
Humberclyde Spring Leasing Limited				4		UK			
Leaseco International BV	1					Netherlands	Full	100.00%	100.00%
Leasing J. Van Breda & Cie			1	5		Belgium			
Locafit SPA			1		13	Italy	Full	100.00%	99.10%
Locatrice Italiana SPA			1		13	Italy	Full	100.00%	99.10%
Locatrice Strumentale SRL			1		13	Italy	Equity	100.00%	99.10%
Manitou Finance Limited				2		UK	Full	51.00%	51.00%
Natiobail						France	Full	100.00%	100.00%
Natiocrédibail						France	Full	100.00%	100.00%
Natiocrédimurs						France	Full	100.00%	100.00%
Natioénergie						France	Full	100.00%	100.00%
Norbail Snc	4					France			
Norbail Location	4					France			
Paricomi						France	Full	100.00%	100.00%
SAS MFF						France	Full	51.00%	51.00%
Same Deutz-Fahr Finance						France	Full	99.97%	99.97%
Same Deutz Fahr Finance Limited						UK	Full	100.00%	100.00%
S C A U	4					France			
SAS MFF	4					France			
UFB Asset Finance Limited						UK	Full	100.00%	100.00%
United Care Group Limited						UK	Full	100.00%	100.00%
United Care (Cheshire) Limited						UK	Full	100.00%	100.00%
United Corporate Finance Limited				4		UK			
United Inns Management Limited				4		UK			

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(D) Movements for 6 months to 31 December 2006	
(E) Movements for 6 months to 30 June 2007	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	(14) First-time consolidation to comply with IFRS

Name	(A)	(B)	(C)	(D)	(E)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Consumer Credit									
Axa Banque Financement	4			2		France	Equity	35.00%	35.00%
Banco Cetelem Argentina	4				11	Argentina	Full	60.00%	60.00%
Banco Cetelem Portugal						Portugal	Full	100.00%	100.00%
Banco Cetelem SA						Spain	Full	100.00%	100.00%
Bieffe 5 SPA					2	Italy	Equity	50.00%	50.00%
Caisse d'Epargne Financement - CEFI						France	Equity	33.00%	33.00%
Carrefour Administration Cartos de Creditos - CACC						Brazil	Equity	40.00%	40.00%
Cetelem						France	Full	100.00%	100.00%
Cetelem Algérie				12	8	Algeria	Full	100.00%	100.00%
Cetelem America						Brazil	Full	100.00%	100.00%
Cetelem Asia					2	Hong-Kong	Full	100.00%	100.00%
Cetelem Bank Gmbh						Germany	Full	50.10%	50.10%
Cetelem Bank SA	2					Poland	Full	100.00%	100.00%
Cetelem Belgium						Belgium	Full	100.00%	100.00%
Cetelem Benelux BV						Netherlands	Full	100.00%	100.00%
Cetelem Brésil						Brazil	Full	100.00%	100.00%
Cetelem CR						Czech Rep.	Full	100.00%	100.00%
Cetelem IFN SA			1			Romania	Full	100.00%	100.00%
Cetelem Maroc	1					Morocco	Full	99.79%	92.82%
Cetelem Mexico SA de CV				12	8	Mexico	Full	100.00%	100.00%
Cetelem Polska Expansion SA						Poland	Full	100.00%	100.00%
Cetelem Processing Services (Shanghai) Limited				12	8	China	Full	100.00%	100.00%
Cetelem Serviços Limitada					2	Brazil	Equity	100.00%	100.00%
Cetelem Slovensko			2			Slovakia	Full	100.00%	100.00%
Cetelem Thailande						Thailand	Full	100.00%	100.00%
Cetelem UK						UK	Full	100.00%	100.00%
Cofica Bail						France	Full	100.00%	100.00%
Cofidis France						France	Equity	15.00%	15.00%
Cofinoga						France	Prop.	100.00%	50.00%
Cofiparc SNC						France	Full	100.00%	100.00%
Compagnie Médicale de financement de Voitures et matériels - CMV Médiforce						France	Full	100.00%	100.00%
Credial Italie SPA			2			Italy	Prop.	50.00%	50.00%
Credisson Holding Limited			1			Cyprus	Full	100.00%	100.00%
Crédit Moderne Antilles						France	Full	100.00%	100.00%
Crédit Moderne Guyane						France	Full	100.00%	100.00%
Crédit Moderne Océan Indien						France	Full	97.81%	97.81%
Domofinance SA	2					France			
Effico Iberia	2					Spain	Full	100.00%	100.00%
Effico Soreco						France	Full	99.95%	99.95%
Eurocredito						Spain	Full	100.00%	100.00%
Facet						France	Full	100.00%	100.00%
Fidem						France	Full	51.00%	51.00%
Fimestic Expansion SA						Spain	Full	100.00%	100.00%
Findomestic						Italy	Prop.	50.00%	50.00%
Findomestic Banka a.d				12		Serbia	Equity	50.00%	49.83%
Fortis Crédit		3				Belgium			
KBC Pinto Systems				2		Belgium	Equity	39.99%	39.99%
Laser (Groupe)			10			France	Prop.	50.00%	50.00%
Loisirs Finance						France	Full	51.00%	51.00%
Magyar Cetelem						Hungary	Full	100.00%	100.00%
Métier Regroupement de Crédits				12	8	France	Full	100.00%	100.00%
Monabank				2		France	Equity	34.00%	34.00%
Norrsken Finance						France	Full	51.00%	51.00%
Novacrédit				2		France	Equity	34.00%	34.00%
Projeo				2		France	Full	50.97%	50.97%
SA Domofinance			9			France	Prop.	55.00%	55.00%

(A) Movements for 6 months to 30 June 2005
(B) Movements for 6 months to 31 December 2005
(C) Movements for 6 months to 30 June 2006
(D) Movements for 6 months to 31 December 2006
(E) Movements for 6 months to 30 June 2007

(1) Acquisition
(2) Entity newly incorporated or passing qualifying threshold
(3) Disposal
(4) Deconsolidation
(5) Merger between consolidated entities
(6) Change of method - Proportionate method to full consolidation
(7) Change of method - Full consolidation to equity method
(8) Change of method - Equity method to full consolidation
(9) Change of method - Full consolidation to proportionate method
(10) Change of method - Equity method to proportionate method
(11) Reconsolidation
(12) Entities consolidated using a simplified equity method (non-material)
(13) Business transfers due to the creation of Italian retail banking segment
(14) First-time consolidation to comply with IFRS

Name	(A)	(B)	(C)	(D)	(E)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Consumer Credit (cont'd)									
Servicios Financieros Carrefour EFC						Spain	Equity	40.00%	40.00%
Société de Paiement Pass						France	Equity	40.01%	40.01%
Submarino Finance Promotora de Credito Limitada				2		Brazil	Prop.	50.00%	50.00%
Including Debt Investment Fund									
FCC Findomestic			4			Italy			
FCC Master Dolphin						Italy	Prop.	50.00%	0.00%
FCC Master Noria			4			France			
FCC Retail ABS Finance		2				France	Full	100.00%	100.00%
Property Loans									
Abbey National France	1	5				France			
Banca UCB SPA						Italy	Full	100.00%	100.00%
BNP Paribas Invest Immo						France	Full	100.00%	100.00%
SAS Prêts et Services						France	Full	100.00%	100.00%
UCB						France	Full	100.00%	100.00%
UCB Hypotheken						Netherlands	Full	100.00%	100.00%
UCB Suisse				12	8	Switzerland	Full	100.00%	100.00%
Union de Creditos Immobiliarios - UCI (Groupe)	9					Spain	Prop.	50.00%	50.00%
Including Debt Investment Fund									
FCC Domos 2003						France	Full	100.00%	100.00%
FCC Master Domos						France	Full	100.00%	100.00%
FCC Master Domos 4						France	Full	100.00%	100.00%
FCC Master Domos 5						France	Full	100.00%	100.00%
FCC U.C.I 4-17 (ex FCC 4-16)	9					Spain	Prop.	50.00%	50.00%
Contract Hire and Fleet Management									
Arius Finance Holding		5				France		100.00%	100.00%
Arius SA						France	Full	100.00%	100.00%
Arma Beheer BV						Netherlands	Full	100.00%	100.00%
Artegy Limited						UK	Full	100.00%	100.00%
Artegy SAS						France	Full	100.00%	100.00%
Arval Belgium						Belgium	Full	100.00%	100.00%
Arval Brasil Limitada				12		Brazil	Equity	100.00%	100.00%
Arval Business Services Limited						UK	Full	100.00%	100.00%
Arval BV						Netherlands	Full	100.00%	100.00%
Arval Deutschland GmbH						Germany	Full	100.00%	100.00%
Arval ECL SAS						France	Full	100.00%	100.00%
Arval Limited						UK	Full	100.00%	100.00%
Arval Luxembourg						Luxembourg	Full	100.00%	100.00%
Arval NV						Belgium	Full	100.00%	100.00%
Arval PHH Holding SAS						France	Full	100.00%	100.00%
Arval PHH Holdings Limited						UK	Full	100.00%	100.00%
Arval PHH Holdings UK Limited						UK	Full	100.00%	100.00%
Arval PHH Service Lease CZ				12	8	Czech Rep.	Full	100.00%	100.00%
Arval Portugal						Portugal	Full	100.00%	99.99%
Arval Russie				12		Russia	Equity	100.00%	100.00%
Arval Schweiz AG						Switzerland	Full	100.00%	100.00%
Arval Service Lease						France	Full	99.98%	99.97%
Arval Service Lease Espagne						Spain	Full	100.00%	100.00%
Arval Service Lease Italia						Italy	Full	100.00%	100.00%
Arval Service Lease Polska SP						Poland	Full	100.00%	100.00%
Arval Trading			2			France	Full	100.00%	100.00%
Arval UK Group Limited						UK	Full	100.00%	100.00%
Arval UK Limited						UK	Full	100.00%	100.00%

(A) Movements for 6 months to 30 June 2005
(B) Movements for 6 months to 31 December 2005
(C) Movements for 6 months to 30 June 2006
(D) Movements for 6 months to 31 December 2006
(E) Movements for 6 months to 30 June 2007

(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	(14) First-time consolidation to comply with IFRS

Name	(A)	(B)	(C)	(D)	(E)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Contract Hire and Fleet Management (cont'd)									
BNP Paribas Fleet Holdings Limited						UK	Full	100.00%	100.00%
Dialcard Fleet information Services Limited						UK	Full	100.00%	100.00%
Dialcard Limited						UK	Full	100.00%	100.00%
Gestion et Location Holding						France	Full	100.00%	100.00%
Harpur UK Limited	4					UK	Full	100.00%	100.00%
Overdrive Business Solutions Limited						UK	Full	100.00%	100.00%
Overdrive Credit Card Limited						UK	Full	100.00%	100.00%
PHH Financial services Limited						UK	Full	100.00%	100.00%
PHH Holdings (1999) Limited						UK	Full	100.00%	100.00%
PHH Investment Services Limited						UK	Full	100.00%	100.00%
PHH Leasing (N°9) Limited						UK	Full	100.00%	100.00%
PHH Treasury Services Limited						UK	Full	100.00%	100.00%
PHH Truck Management Services Limited						UK	Full	100.00%	100.00%
Pointeuro Limited						UK	Full	100.00%	100.00%
The Harpur Group UK Limited						UK	Full	100.00%	100.00%
Emerging and overseas markets									
Bank of Nanjing (ex Nanjing City Commercial Bank Corp Limited)			1			China	Equity	19.20%	19.20%
Banque Internationale du Commerce et de l'Industrie Burkina Faso						Burkina Faso	Full	51.00%	51.00%
Banque Internationale du Commerce et de l'Industrie Cote d'Ivoire						Ivory Coast	Full	67.49%	67.49%
Banque Internationale du Commerce et de l'Industrie Gabon						Gabon	Full	46.67%	46.67%
Banque Internationale du Commerce et de l'Industrie Guinée				2		Guinea	Equity	30.83%	30.83%
Banque Internationale du Commerce et de l'Industrie Mali				12	8	Mali	Full	85.00%	85.00%
Banque Internationale du Commerce et de l'Industrie Senegal						Senegal	Full	54.11%	54.11%
Banque Malgache de l'Ocean Indien						Madagascar	Full	75.00%	75.00%
Banque Marocaine du Commerce et de l'Industrie						Morocco	Full	64.75%	64.75%
Banque Marocaine du Commerce et de l'Industrie Crédit Conso					2	Morocco	Full	100.00%	78.50%
Banque Marocaine du Commerce et de l'Industrie Gestion				12		Morocco	Equity	100.00%	64.75%
Banque Marocaine du Commerce et de l'Industrie Leasing						Morocco	Full	72.03%	46.64%
Banque Marocaine du Commerce et de l'Industrie Offshore						Morocco	Full	100.00%	64.75%
Banque pour le Commerce et l'Industrie de la Mer Rouge						Djibouti	Full	51.00%	51.00%
BNP Intercontinentale - BNPI						France	Full	100.00%	100.00%
BNP Paribas BDDI Participations						France	Full	100.00%	100.00%
BNP Paribas Cyprus Limited						Cyprus	Full	100.00%	100.00%
BNP Paribas El Djazair						Algeria	Full	100.00%	100.00%
BNP Paribas Guadeloupe						France	Full	100.00%	100.00%
BNP Paribas Guyane						France	Full	100.00%	100.00%
BNP Paribas Le Caire						Egypt	Full	95.19%	95.19%
BNP Paribas Martinique						France	Full	100.00%	100.00%
BNP Paribas Nouvelle Caledonie						France	Full	100.00%	100.00%
BNP Paribas Réunion						France	Full	100.00%	100.00%
BNP Paribas Vostok Holdings			2			France	Full	70.00%	70.00%
SIFIDA					4	Luxembourg			
Société Financière pour pays d'Outre Mer - SFOM	4					Switzerland			
Turk Ekonomi Bankasi Yatirimlar Anonim Sirketi (Groupe)	1					Turkey	Prop.	50.00%	50.00%
Ukranian Insurance Alliance				12		Ukraine	Equity	99.99%	51.00%
UkrSibbank				1		Ukraine	Full	51.00%	51.00%
UkrSibbank LLC				12	8	Russia	Full	100.00%	51.00%
Union Bancaire pour le Commerce et l'Industrie						Tunisia	Full	50.00%	50.00%
Union Bancaire pour le Commerce et l'Industrie Leasing						Tunisia	Full	75.40%	37.70%
Special Purpose Entities									
Vela Lease SRL			1		13	Italy	Full		

(A) Movements for 6 months to 30 June 2005
(B) Movements for 6 months to 31 December 2005
(C) Movements for 6 months to 30 June 2006
(D) Movements for 6 months to 31 December 2006
(E) Movements for 6 months to 30 June 2007

(1) Acquisition
(2) Entity newly incorporated or passing qualifying threshold
(3) Disposal
(4) Deconsolidation
(5) Merger between consolidated entities
(6) Change of method - Proportionate method to full consolidation
(7) Change of method - Full consolidation to equity method
(8) Change of method - Equity method to full consolidation
(9) Change of method - Full consolidation to proportionate method
(10) Change of method - Equity method to proportionate method
(11) Reconsolidation
(12) Entities consolidated using a simplified equity method (non-material)
(13) Business transfers due to the creation of Italian retail banking segment
(14) First-time consolidation to comply with IFRS

Name	(A)	(B)	(C)	(D)	(E)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Asset Management & Services									
Insurance									
Assu-Vie SA				12		France	Equity	50.00%	50.00%
Banque Financiere Cardif			5			France			
BNL Vita SPA			1		13	Italy	Equity	50.00%	49.55%
BNP Paribas Assurance						France	Full	100.00%	100.00%
Cardif Assicurazioni SPA						Italy	Full	100.00%	100.00%
Cardif Assurance Vie						France	Full	100.00%	100.00%
Cardif Assurance Vie Polska	2					Poland	Full	100.00%	100.00%
Cardif do Brasil Seguros						Brazil	Full	100.00%	100.00%
Cardif do Brasil Seguros e Garantias				12		Brazil	Equity	100.00%	100.00%
Cardif Leven						Belgium	Full	100.00%	100.00%
Cardif Levensverzekeringen NV						Netherlands	Full	100.00%	100.00%
Cardif Mexico Seguros de Vida				12		Mexico	Equity	100.00%	100.00%
Cardif Mexico Seguros Generales SA				12		Mexico	Equity	100.00%	100.00%
Cardif Nederland Holding BV						Netherlands	Full	100.00%	100.00%
Cardif Pinnacle Insurance Holding Limited (ex Pinnafrica Holding Limited)				12		South Africa	Equity	98.00%	98.00%
Cardif RD						France	Full	100.00%	100.00%
Cardif Retraite Assurance Vie			11			France	Full	100.00%	100.00%
Cardif SA						France	Full	100.00%	100.00%
Cardif Schadeverzekeringen NV						Netherlands	Full	100.00%	100.00%
Cardivida Correduria de Seguros				12		Spain	Equity	100.00%	100.00%
Centro Vita Assicurazioni SPA						Italy	Prop.	49.00%	49.00%
Compagnie Bancaire Uk Fonds C						UK	Full	100.00%	100.00%
Compania de Seguros Generales						Chile	Full	100.00%	100.00%
Compania de Seguros Vida SA			11			Chile	Full	100.00%	100.00%
Cybele RE					5	Luxembourg			
Darnell Limited						Ireland	Full	100.00%	100.00%
GIE BNP Paribas Assurance						France	Full	100.00%	100.00%
Global Euro					2	France	Full	100.00%	100.00%
Investlife Luxembourg SA						Luxembourg	Full	100.00%	100.00%
Natio Assurance						France	Prop.	50.00%	50.00%
Natio Fonds Athenes Investissement 5					2	France	Full	100.00%	100.00%
Natio Fonds Collines Investissement 1					2	France	Full	100.00%	100.00%
Natio Fonds Collines Investissement 3					2	France	Full	100.00%	100.00%
Natiovie		5				France			
Patrimoine Management & Associés			1			France	Full	67.00%	67.00%
Pinnacle Insurance Holding PLC						UK	Full	100.00%	100.00%
Pinnacle Insurance Management Services PLC						UK	Full	100.00%	100.00%
Pinnacle Insurance PLC						UK	Full	100.00%	100.00%
Pinnafrica Insurance Company Limited				12		South Africa	Equity	100.00%	98.00%
Pinnafrica Insurance Life Limited				12		South Africa	Equity	100.00%	98.00%
Pojistovna Cardif Pro Vita				12		Czech Rep.	Equity	100.00%	100.00%
SARL Carma Grand Horizon						France	Full	100.00%	100.00%
SARL Reumal Investissements						France	Full	100.00%	100.00%
SCI 104-106 rue Cambronne						France	Full	99.90%	99.90%
SCI 14 rue Vivienne						France	Full	99.90%	99.90%
SCI 24-26 rue Duranton					3	France			
SCI 25 rue Abbe Carton					3	France			
SCI 25 rue Gutenberg					3	France			
SCI 40 rue Abbe Groult					3	France			
SCI 100 rue Lauriston						France	Full	99.90%	99.90%
SCI 6 Square Foch						France	Full	99.90%	99.90%
SCI 8-10 place du Commerce						France	Full	99.90%	99.90%
SCI Asnieres 1						France	Full	99.90%	99.90%

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(D) Movements for 6 months to 31 December 2006	
(E) Movements for 6 months to 30 June 2007	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	(14) First-time consolidation to comply with IFRS

Name	(A)	(B)	(C)	(D)	(E)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Insurance (cont'd)									
SCI Beausejour						France	Full	99.90%	99.90%
SCI BNP Paribas Pierre 2						France	Full	100.00%	100.00%
SCI Boulevard Malesherbes						France	Full	99.90%	99.90%
SCI Boulogne Centre						France	Full	99.90%	99.90%
SCI Boulogne Nungesser						France	Full	99.90%	99.90%
SCI Corosa						France	Full	100.00%	100.00%
SCI Courbevoie						France	Full	99.90%	99.90%
SCI Defense Etoile						France	Full	100.00%	100.00%
SCI Defense Vendome						France	Full	100.00%	100.00%
SCI Etoile						France	Full	99.00%	99.00%
SCI Immeuble Demours						France	Full	100.00%	100.00%
SCI Le Chesnay 1					3	France			
SCI Levallois 2						France	Full	99.90%	99.90%
SCI Maisons 1					3	France			
SCI Malesherbes Courcelles						France	Full	100.00%	100.00%
SCI Montrouge 2					3	France			
SCI Montrouge 3					3	France			
SCI Paris Cours de Vincennes						France	Full	99.90%	99.90%
SCI Moussorgski						France	Full	99.90%	99.90%
SCI Residence le Chatelard					4	France			
SCI rue Mederic						France	Full	99.90%	99.90%
SCI Rueil 1					3	France			
SCI Rueil Ariane						France	Full	99.90%	99.90%
SCI Rueil Caudron						France	Full	100.00%	100.00%
SCI Saint Maurice 2					3	France			
SCI Suresnes 2					3	France			
SCI Suresnes 3						France	Full	99.90%	99.90%
Shinan et Life Corée				2		South Korea	Prop.	50.00%	50.00%
State Bank India Life Cy				2		India	Equity	26.00%	26.00%
Thai Cardif Insurance Life Company Limited				2		Thailand	Equity	25.00%	25.00%
Valtres					2	France	Full	100.00%	100.00%
Private Banking									
Banque Privée Anjou (ex Dexia Banque Privée)					1	France	Full	100.00%	100.00%
Bank von Ernst	1	5				France			
Bergues Finance Holding						Bahamas	Full	100.00%	99.99%
BNL International Luxembourg			1		5	Luxembourg			
BNP Paribas Espana SA						Spain	Full	99.57%	99.57%
BNP Paribas Investment Services LLC						U.S.A	Full	100.00%	100.00%
BNP Paribas Private Bank						France	Full	100.00%	100.00%
BNP Paribas Private Bank Monaco						France	Full	100.00%	99.99%
BNP Paribas Private Bank Switzerland			5			Switzerland			
Conseil Investissement						France	Full	100.00%	100.00%
Lavoro Bank Ag Zurigo			1		5	Switzerland			
Nachenius, Tjeenk et Co NV		1				Netherlands	Full	100.00%	100.00%
Servizio Italia SPA			1		4	Italy			
Société Monégasque de Banque Privée	1	5				France			
United European Bank Switzerland				5		Switzerland			
United European Bank Trust Nassau						Bahamas	Full	100.00%	99.99%
Online Brokerage									
B*Capital						France	Full	99.96%	99.96%
Cortal Consors France						France	Full	100.00%	100.00%
Cortal Consors Luxembourg	5					Luxembourg			
FundQuest						France	Full	100.00%	100.00%

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(D) Movements for 6 months to 31 December 2006	
(E) Movements for 6 months to 30 June 2007	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	(14) First-time consolidation to comply with IFRS

Name	(A)	(B)	(C)	(D)	(E)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Asset Management									
BNL Fondi Immobiliari			1		13	Italy	Full	100.00%	99.10%
BNL Gestioni SGR			1		13	Italy	Full	100.00%	99.10%
BNP PAM Group						France	Full	100.00%	100.00%
BNP Paribas Asset Management GmbH				12		Germany	Equity	100.00%	100.00%
BNP Paribas Asset Management						France	Full	100.00%	100.00%
BNP Paribas Asset Management Brasil Limitada	2					Brazil	Full	100.00%	100.00%
BNP Paribas Asset Management Japan Limited	2		11			Japan	Full	100.00%	100.00%
BNP Paribas Asset Management Group Luxembourg						Luxembourg	Full	99.66%	99.66%
BNP Paribas Asset Management SGR Milan SPA	5			12		Italy	Full	100.00%	100.00%
BNP Paribas Asset Management UK Limited						UK	Full	100.00%	100.00%
BNP Paribas Asset Management Uruguay SA				12		Uruguay	Equity	100.00%	100.00%
BNP Paribas Epargne et Retraite Entreprise				5		France			
BNP Paribas Financière AMS (Fin'AMS)				2		France	Full	100.00%	100.00%
BNP Paribas Fund Services France	2					France	Full	100.00%	100.00%
BNP Paribas Private Equity				12		France	Equity	100.00%	100.00%
BNP Paribas SGIIC				12		Spain	Equity	100.00%	99.57%
Cardif Asset Management						France	Full	100.00%	100.00%
Cardif Gestion d'Actifs			11			France	Full	100.00%	100.00%
Charter Atlantic Corporation (ex Fischer Francis Trees & Watts)					8	U.S.A	Full	100.00%	100.00%
Charter Atlantic Capital corporation					2	U.S.A	Full	100.00%	100.00%
Charter Atlantic Securities Incorporation					2	U.S.A	Full	100.00%	100.00%
Cooper Neff Alternative Managers				12	8	France	Full	86.10%	86.10%
Fauchier Partners Management Limited (Groupe)						UK	Prop.	42.17%	50.00%
Fischer Francis Trees & Watts Incorporation					2	U.S.A	Full	100.00%	100.00%
Fischer Francis Trees & Watts Kabushiki Kaisha					2	Japan	Full	100.00%	100.00%
Fischer Francis Trees & Watts Limited					2	UK	Full	100.00%	100.00%
Fischer Francis Trees & Watts Pte Limited					2	Singapore	Full	100.00%	100.00%
Fischer Francis Trees & Watts UK					2	UK	Full	100.00%	100.00%
Fund Quest Incorporation		1				U.S.A	Full	100.00%	100.00%
Overlay Asset Management				12		France	Equity	100.00%	100.00%
Shinhan BNP Paribas Investment Trust Management Co Ltd				12	10	South Korea	Prop.	50.00%	50.00%
Sundaram BNP Paribas Asset Management Company Limited				2		India	Equity	49.90%	49.90%
Securities services									
BNP Paribas Fund Services						Luxembourg	Full	100.00%	100.00%
BNP Paribas Fund Services Australasia Limited						Australia	Full	100.00%	100.00%
BNP Paribas Fund Services Dublin Limited						Ireland	Full	100.00%	100.00%
BNP Paribas Fund Services Holdings						UK	Full	100.00%	100.00%
BNP Paribas Fund Services UK Limited						UK	Full	100.00%	100.00%
BNP Paribas Securities Services - BP2S						France	Full	100.00%	100.00%
BNP Paribas Securities Services International Holding SA						France	Full	100.00%	100.00%
Property services									
Asset Partenaires		1				France	Full	99.95%	93.59%
Atisreal Expertise						France	Full	100.00%	100.00%
Atisreal Auguste-Thouard						France	Full	100.00%	95.84%
Atisreal Auguste-Thouard Habitat Foncier				5		France			
Atisreal Belgium SA						Belgium	Full	100.00%	100.00%
Atisreal Benelux SA						Belgium	Full	100.00%	100.00%
Atisreal Consult					5	France			
Atisreal Consult (ex SAS Astrim)						France	Full	100.00%	100.00%
Atisreal Consult GmbH						Germany	Full	100.00%	100.00%
Atisreal Espana SA						Spain	Full	100.00%	100.00%
Atisreal GmbH						Germany	Full	100.00%	100.00%
Atisreal Holding Belgium SA				5		Belgium			
Atisreal Holding France						France	Full	100.00%	100.00%

(A) Movements for 6 months to 30 June 2005
(B) Movements for 6 months to 31 December 2005
(C) Movements for 6 months to 30 June 2006
(D) Movements for 6 months to 31 December 2006
(E) Movements for 6 months to 30 June 2007

(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	(14) First-time consolidation to comply with IFRS

Name	(A)	(B)	(C)	(D)	(E)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Property services (cont'd)									
Atisreal Holding GmbH						Germany	Full	100.00%	100.00%
Atisreal International						France	Full	100.00%	100.00%
Atisreal Irlande					1	Ireland	Full	100.00%	100.00%
Atisreal Italia					1	Italy	Full	100.00%	100.00%
Atisreal Limited						UK	Full	100.00%	100.00%
Atisreal Luxembourg SA						Luxembourg	Full	100.00%	100.00%
Atisreal Management GmbH		5				Germany			
Atisreal Netherlands BV			4			Netherlands			
Atisreal Property Management GmbH						Germany	Full	100.00%	100.00%
Atisreal Property Management Services						Belgium	Full	100.00%	100.00%
Atisreal Proplan GmbH						Germany	Full	100.00%	75.18%
Atisreal Services				4		France			
Atisreal USA Incorporated						U.S.A	Full	100.00%	100.00%
Atisreal Weatheralls Financial Limited						UK	Full	100.00%	100.00%
Auguste-Thouard Fimorem		5				France			
Auguste-Thouard Residencial SL		5				Spain			
Banque Centrale de Données Immobilières		5				France			
BNP Paribas Immobilier (ex Meunier Promotion)						France	Full	100.00%	100.00%
BNP Paribas Immobilier				5		France			
BNP Paribas Participations Finance Immobilier						France	Full	100.00%	100.00%
BNP Paribas Immobilier Property Management						France	Full	100.00%	100.00%
BNP Paribas Real Estate Investment Management						France	Full	96.77%	96.77%
BNP Paribas Real Estate Property Management Italia					1	Italy	Full	100.00%	100.00%
BSA Immobilier		1				France	Full	100.00%	100.00%
Cabinet Claude Sanchez					1	France	Full	100.00%	100.00%
Chancery Lane Management Services Limited						UK	Full	100.00%	100.00%
Compagnie Tertiaire			1		5	France			
F G Ingenierie et Promotion Immobilière						France	Full	100.00%	100.00%
Genisar Servicios Immobiliarios				1		Spain	Full	100.00%	100.00%
Immobilière des Bergues						France	Full	100.00%	100.00%
Partner's & Services					1	France	Full	100.00%	100.00%
Partenaires Gerance Soprofinance		1				France	Full	99.94%	93.58%
SA Comadim Hispania					1	Spain	Full	100.00%	100.00%
SA Gerer						France	Full	100.00%	100.00%
SA Meunier Hispania					1	Spain	Full	100.00%	100.00%
SA Procodis					5	France			
SAS BNP Paribas Real Estate Property Management (ex SA Comadim)						France	Full	100.00%	100.00%
SAS BRSI					1	France	Full	100.00%	100.00%
SAS ECM Real Estate						France	Full	100.00%	100.00%
SAS Meunier Developpements						France	Full	100.00%	100.00%
SAS Meunier Habitat						France	Full	100.00%	100.00%
SAS Meunier Immobilière d'Entreprises						France	Full	100.00%	100.00%
SAS Meunier Méditerranée						France	Full	100.00%	100.00%
SAS Meunier Rhône Alpes						France	Full	100.00%	100.00%
SAS Multi Vest (France) 4					1	France	Full	100.00%	100.00%
SAS Newport Management					1	France	Full	100.00%	100.00%
SAS Sofiane		1				France	Full	100.00%	100.00%
SAS Sudeltes (ex SNC Comadim Résidences Services)						France	Full	100.00%	100.00%
Sinvim		5				France			
SNC Cezanne	4					France			
SNC Espaces Immobiliers						France	Full	100.00%	100.00%
SNC Lot 2 Porte d'Asnières						France	Full	100.00%	100.00%
SNC Matisse	3					France			
SNC Meunier Gestion						France	Full	100.00%	100.00%
Sifonte SL				1		Spain	Full	100.00%	100.00%
Soprofinance		1		5		France			

(A) Movements for 6 months to 30 June 2005
(B) Movements for 6 months to 31 December 2005
(C) Movements for 6 months to 30 June 2006
(D) Movements for 6 months to 31 December 2006
(E) Movements for 6 months to 30 June 2007

(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	(14) First-time consolidation to comply with IFRS

Name	(A)	(B)	(C)	(D)	(E)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Property services (cont'd)									
Tasaciones Hipotecarias SA				1		Spain	Full	100.00%	100.00%
Valuation Consulting Limited				1		UK	Full	100.00%	100.00%
Weatheralls Consultancy Services Limited						UK	Full	100.00%	100.00%
Personal Investisor									
Geogit Financial Services Limited (Groupe)					1	India	Equity	27.18%	27.18%

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(D) Movements for 6 months to 31 December 2006	
(E) Movements for 6 months to 30 June 2007	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	(14) First-time consolidation to comply with IFRS

Name	(A)	(B)	(C)	(D)	(E)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Corporate & Investment Banking									
France									
Austin Finance			2			France	Full	100.00%	100.00%
BNP Paribas Arbitrage						France	Full	100.00%	100.00%
BNP Paribas Equities France						France	Full	99.96%	99.96%
BNP Paribas Equity Strategies France						France	Full	100.00%	100.00%
BNP Paribas Peregrine Group						France	Full	100.00%	100.00%
BNP Paribas Stratégies Actions						France	Full	100.00%	100.00%
Capstar Partners SAS France						France	Full	100.00%	100.00%
Harewood Asset Management				12		France	Equity	100.00%	100.00%
Paribas Dérivés Garantis Snc						France	Full	100.00%	100.00%
Parilergie						France	Full	100.00%	100.00%
SAS Esomet	2					France	Full	100.00%	100.00%
SAS Parilease						France	Full	100.00%	100.00%
Europe									
BNP AK Dresdner Bank AS	3					Turkey			
BNP AK Dresdner Financial Kiralama	3					Turkey			
BNP Capital Finance Limited			4			Ireland			
BNP Factor Portugal						Portugal	Full	100.00%	100.00%
BNP Paribas Ireland						Ireland	Full	100.00%	100.00%
BNP Paribas (Bulgaria) AD						Bulgaria	Full	100.00%	100.00%
BNP Paribas Bank (Hungaria) RT						Hungary	Full	100.00%	100.00%
BNP Paribas Bank (Polska) SA						Poland	Full	100.00%	100.00%
BNP Paribas Bank NV						Netherlands	Full	100.00%	100.00%
BNP Paribas Capital Investments Limited						UK	Full	100.00%	100.00%
BNP Paribas Capital Markets Group Limited						UK	Full	100.00%	100.00%
BNP Paribas Commodity Futures Limited						UK	Full	100.00%	100.00%
BNP Paribas E & B Limited						UK	Full	100.00%	100.00%
BNP Paribas Finance PLC						UK	Full	100.00%	100.00%
BNP Paribas Fixed Assets Limited			4			UK			
BNP Paribas Luxembourg SA						Luxembourg	Full	100.00%	100.00%
BNP Paribas Net Limited						UK	Full	100.00%	100.00%
BNP Paribas Services			5			Switzerland			
BNP Paribas Sviluppo					4	Italy			
BNP Paribas Suisse SA						Switzerland	Full	99.99%	99.99%
BNP Paribas UK Holdings Limited						UK	Full	100.00%	100.00%
BNP Paribas UK Limited						UK	Full	100.00%	100.00%
BNP PUK Holding Limited						UK	Full	100.00%	100.00%
BNP Paribas ZAO						Russia	Full	100.00%	100.00%
Capstar Partners Limited						UK	Full	100.00%	100.00%
Dealremote Limited			4			UK			
Delta Reinsurance Limited			2		8	Ireland	Full	100.00%	100.00%
Harewood Holdings Limited				2		UK	Full	100.00%	100.00%
ISIS Factor SPA					4	Italy			
Paribas Management Service Limited			4			UK			
Paribas Trust Luxembourg SA						Luxembourg	Full	100.00%	100.00%
Utexam Limited						Ireland	Full	100.00%	100.00%
Americas									
BNP Paribas Andes					4	Perou			
BNP Paribas Asset Management Incorporated						U.S.A	Full	100.00%	100.00%
BNP Paribas Brasil SA						Brazil	Full	99.99%	99.99%
BNP Paribas Brokerage Services Incorporated	5					U.S.A			
BNP Paribas Canada						Canada	Full	100.00%	100.00%

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(D) Movements for 6 months to 31 December 2006	
(E) Movements for 6 months to 30 June 2007	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	(14) First-time consolidation to comply with IFRS

Name	(A)	(B)	(C)	(D)	(E)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Americas (cont'd)									
BNP Paribas Capstar Partners Incorporated						U.S.A	Full	100.00%	100.00%
BNP Paribas Commodities Futures Incorporated						U.S.A	Full	100.00%	100.00%
BNP Paribas Leasing Corporation						U.S.A	Full	100.00%	100.00%
BNP Paribas North America Incorporated						U.S.A	Full	100.00%	100.00%
BNP Paribas Principal Incorporated						U.S.A	Full	100.00%	100.00%
BNP Paribas RCC Incorporation						U.S.A	Full	100.00%	100.00%
BNP Paribas Securities Corporation						U.S.A	Full	100.00%	100.00%
Capstar Partners LLC						U.S.A	Full	100.00%	100.00%
Cooper Neff Advisors Incorporated						U.S.A	Full	100.00%	100.00%
Cooper Neff Group Incorporated						U.S.A	Full	100.00%	100.00%
French American Banking Corporation - F.A.B.C						U.S.A	Full	100.00%	100.00%
Paribas North America						U.S.A	Full	100.00%	100.00%
Petits Champs Participaçoes e Servicios SA						Brazil	Full	100.00%	100.00%
Asia - Oceania									
BNP Equities Asia Limited						Malaysia	Full	100.00%	100.00%
BNP Paribas (China) Limited						China	Full	100.00%	100.00%
BNP Paribas Arbitrage (Hong-Kong) Limited						Hong-Kong	Full	100.00%	100.00%
BNP Paribas Capital (Asia Pacific) Limited						Hong-Kong	Full	100.00%	100.00%
BNP Paribas Capital (Singapore) Limited						Singapore	Full	100.00%	100.00%
BNP Paribas Finance (Hong-Kong) Limited						Hong-Kong	Full	100.00%	100.00%
BNP Paribas Futures (Hong-Kong) Limited						Hong-Kong	Full	100.00%	100.00%
BNP Paribas GRS (Hong Kong) Limited		11				Hong-Kong	Full	100.00%	100.00%
BNP Paribas India Solutions Private Limited			2			India	Full	100.00%	100.00%
BNP Paribas Japan Limited					2	Japan	Full	100.00%	100.00%
BNP Paribas Pacific (Australia) Limited						Australia	Full	100.00%	100.00%
BNP Paribas Peregrine Securities (Thailande) Limited			3			Thailand			
BNP Paribas Principal Investments Japan Limited					2	Japan	Full	100.00%	100.00%
BNP Paribas Securities (Asia) Limited						Hong-Kong	Full	100.00%	100.00%
BNP Paribas Securities (Japan) Limited						Hong-Kong	Full	100.00%	100.00%
BNP Paribas Securities (Taiwan) Co Limited	2					Taiwan	Full	100.00%	100.00%
BNP Paribas Securities Korea Company Limited						South Korea	Full	100.00%	100.00%
BNP Paribas Securities (Singapore) Pte Limited						Singapore	Full	100.00%	100.00%
BNP Paribas Services (Hong Kong) Limited						Hong-Kong	Full	100.00%	100.00%
Credit Agricole Indosuez Securities Limited		1	4			Japan			
Paribas Asia Equities Limited						Hong-Kong	Full	100.00%	100.00%
PT Bank BNP Paribas Indonésia						Indonesia	Full	100.00%	99.99%
PT BNP Lippo Utama Leasing	4					Indonesia			
PT BNP Paribas Securities Indonesia						Indonesia	Full	99.00%	99.00%
Special Purpose Entities									
54 Lombard Street Investments Limited						UK	Full		
Alectra Finance PLC				2		Ireland	Full		
APAC Finance Limited		2				New Zealand	Full		
APAC Investments Limited		2				New Zealand	Full		
APAC NZ Holdings Limited						New Zealand	Full		
ARV International Limited	2					Cayman Islds	Full		
Altels Investments Limited	2					Ireland	Full		
BNP Paribas Arbitrage Issuance BV						Netherlands	Full		
BNP Paribas Emissions und Handel. GmbH						Germany	Full		
BNP Paribas Finance Incorporated						U.S.A	Full		
BNP Paribas New Zealand Limited			4			New Zealand			
Bougainville BV						Netherlands	Full		
China Jenna Finance 1				2		France	Full		
China Jenna Finance 2				2		France	Full		
China Jenna Finance 3				2		France	Full		

(A) Movements for 6 months to 30 June 2005
(B) Movements for 6 months to 31 December 2005
(C) Movements for 6 months to 30 June 2006
(D) Movements for 6 months to 31 December 2006
(E) Movements for 6 months to 30 June 2007

(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	(14) First-time consolidation to comply with IFRS

Name	(A)	(B)	(C)	(D)	(E)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Special Purpose Entities (cont'd)									
China Lucie Finance 1		2				France	Full		
China Lucie Finance 2		2				France	Full		
China Lucie Finance 3		2				France	Full		
China Samantha Finance 1	2					France	Full		
China Samantha Finance 2	2					France	Full		
China Samantha Finance 3	2					France	Full		
China Samantha Finance 4		2				France	Full		
China Samantha Finance 5		2				France	Full		
China Samantha Finance 6		2				France	Full		
China Samantha Finance 7		2				France	Full		
China Samantha Finance 8		2				France	Full		
China Samantha Finance 9		2				France	Full		
China Samantha Finance 10			2			France	Full		
Crisps Limited						Cayman Islds	Full		
Ellopée Limited		4				Jersey			
Epimetheus Investments Limited					4	Cayman Islds			
Epsom Funding Limited		2				Cayman Islds	Full		
Euroliberté PLC					4	Ireland			
European Hedged Equity Limited						Cayman Islds	Full		
Fidex PLC						UK	Full		
Financière Paris Haussmann			2			France	Full		
Financière Taitbout			2			France	Full		
Forsete Investments SA						Luxembourg	Full		
Global Guaranteed Cliquet Investment Limited			4			Cayman Islds			
Global Guaranteed Equity Limited						Cayman Islds	Full		
Global Hedged Equity Investment Limited					4	Cayman Islds			
Global Liberté				2		France	Full		
Global Protected Alternative Investments Limited						Cayman Islds	Full		
Global Protected Equity Limited						Cayman Islds	Full		
Harewood Investments N°1 Limited						Cayman Islds	Full		
Harewood Investments N°2 Limited	2					UK	Full		
Harewood Investments N°3 Limited	2					UK	Full		
Harewood Investments N°4 Limited	2					UK	Full		
Harewood Investments N°5 Limited	2					Cayman Islds	Full		
Harewood Investments N°6 Limited			2			UK	Full		
Henarose Property Limited						Australia	Full		
Iliad Investments PLC	2					Ireland	Full		
Joconde Investments SA						Luxembourg	Full		
Laffitte Participation 2						France	Full		
Laffitte Participation 10		2				France	Full		
Laffitte Participation 12		2				France	Full		
Liquidity Trust	2					Cayman Islds	Full		
Lock-In Global equity Limited						Cayman Islds	Full		
Marc Finance Limited	2					Cayman Islds	Full		
Mexita Limited N° 2		4				Cayman Islds			
Mexita Limited N° 3			4			Cayman Islds			
Mexita Limited N° 4			4			Cayman Islds			
Olan 2 Enterprises PLC			4			Ireland			
Omega Capital Investments Plc			2			Ireland	Full		
Omega Investments Cayman Limited			2			Cayman Islds	Full		
Optichamps	2					France	Full		
Paregol					4	France			
Parritaye Property Limited						Australia	Full		
Participations Opéra			2			France	Full		
Robin Flight Limited	2					Ireland	Full		

(A) Movements for 6 months to 30 June 2005
(B) Movements for 6 months to 31 December 2005
(C) Movements for 6 months to 30 June 2006
(D) Movements for 6 months to 31 December 2006
(E) Movements for 6 months to 30 June 2007

(1) Acquisition
(2) Entity newly incorporated or passing qualifying threshold
(3) Disposal
(4) Deconsolidation
(5) Merger between consolidated entities
(6) Change of method - Proportionate method to full consolidation
(7) Change of method - Full consolidation to equity method
(8) Change of method - Equity method to full consolidation
(9) Change of method - Full consolidation to proportionate method
(10) Change of method - Equity method to proportionate method
(11) Reconsolidation
(12) Entities consolidated using a simplified equity method (non-material)
(13) Business transfers due to the creation of Italian retail banking segment
(14) First-time consolidation to comply with IFRS

Name	(A)	(B)	(C)	(D)	(E)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Special Purpose Entities (cont'd)									
Royal Neuve I SA			2			Luxembourg	Full		
SAS Esra 1					2	France	Full		
SAS Esra 2					2	France	Full		
SAS Financière des Italiens					2	France	Full		
Singapore Emma Finance 1 SAS						France	Full		
Singapore Emma Finance 2 SAS						France	Full		
Sirocco Investments SA						Luxembourg	Full		
SNC Atargatis	2					France	Full		
SNC Compagnie Investissement Italiens				2		France	Full		
SNC Compagnie Investissement Opéra				2		France	Full		
SNC Méditerranéa	2					France	Full		
St Maarten CDO Limited	2					Cayman Islds	Full		
Starbird Funding Corporation		4				U.S.A			
Sunny Funding Limited	2					Cayman Islds	Full		
Swallow Flight Limited	2					Ireland	Full		
Tender Option Bond Municipal program						U.S.A	Full		
Thésée Limited		4				Jersey			
Thunderbird Investments PLC	2					Ireland	Full		

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(D) Movements for 6 months to 31 December 2006	
(E) Movements for 6 months to 30 June 2007	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	(14) First-time consolidation to comply with IFRS

Name	(A)	(B)	(C)	(D)	(E)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Other Business Units									
Private Equity (BNP Paribas Capital)									
Banexi Société de Capital-Risque				5		France			
Carbonne Lorraine	3					France			
Clairville						Belgium	Full	100.00%	100.00%
Cobema						Belgium	Full	100.00%	100.00%
Cobepa Technology						Belgium	Full	100.00%	100.00%
Compagnie Benelux Paribas - COBEPA (Groupe)	3					Belgium			
Compagnie Financière Ottomane						Luxembourg	Full	96.73%	96.73%
Erbe						Belgium	Equity	47.01%	47.01%
Evialis			7		4	France			
Gepeco						Belgium	Full	100.00%	100.00%
Paribas Participation Limitée						Canada	Full	100.00%	100.00%
Property companies (property used in operations)									
Capefi					5	France			
Compagnie Immobilière de France					5	France			
Ejesur						Spain	Full	100.00%	100.00%
SAS 5 Kleber						France	Full	100.00%	100.00%
SAS Foncière de la Compagnie Bancaire						France	Full	100.00%	100.00%
SAS Noria				1		France	Full	100.00%	100.00%
SCI Immobilière Marché Saint-Honoré						France	Full	100.00%	100.00%
Société d'Etudes Immobilières de Constructions - Setic						France	Full	100.00%	100.00%
Antin Participation 4					5	France			
Antin Participation 5						France	Full	100.00%	100.00%
Investment companies and other subsidiaries									
Antin Participation 15			2			France	Full	100.00%	100.00%
BNL International Investment SA			1			Luxembourg	Full	100.00%	99.10%
BNL Multiservizi SPA			1		7	Italy	Equity	100.00%	99.10%
BNP Paribas Covered Bonds				2		France	Full	100.00%	100.00%
BNP Paribas de Réassurance au Luxembourg						Luxembourg	Full	100.00%	100.00%
BNP Paribas Emergis				5		France			
BNP Paribas International BV						Netherlands	Full	100.00%	100.00%
BNP Paribas Partners for Innovation (Groupe)						France	Equity	50.00%	50.00%
BNP Paribas UK Treasury Limited						UK	Full	100.00%	100.00%
Compagnie Auxiliaire d'Entreprises et de Chemins de Fer			5			France			
Compagnie Bancaire Uk Fonds B						UK	Full	100.00%	100.00%
Compagnie d'Investissements de Paris - C.I.P						France	Full	100.00%	100.00%
Financière BNP Paribas						France	Full	100.00%	100.00%
Financière Marché Saint Honoré						France	Full	100.00%	100.00%
Finaxa		3				France			
GIE Groupement Auxiliaire et de Moyens - GAM						France	Full	100.00%	100.00%
Kle 65				5		France			
Kle 66			5			France			
La Sphinx Assurances Luxembourg SA				12		Luxembourg	Equity	100.00%	100.00%
Luxpar-Ré				3		Luxembourg			
Omnium Gestion Developpement Immobilier						France	Full	100.00%	100.00%
Paribas International			5			France			
Placement, Gestion, Finance Holding - Plagefin						Luxembourg	Full	99.99%	99.99%
Quatch			5			France			
Sagip						Belgium	Full	100.00%	100.00%
SAS Klefinances				5		France			
SNC Bincoll	4					France			
Société Auxiliaire de Construction Immobilière - SACI						France	Full	100.00%	100.00%

(A) Movements for 6 months to 30 June 2005
(B) Movements for 6 months to 31 December 2005
(C) Movements for 6 months to 30 June 2006
(D) Movements for 6 months to 31 December 2006
(E) Movements for 6 months to 30 June 2007

(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	(14) First-time consolidation to comply with IFRS

Name	(A)	(B)	(C)	(D)	(E)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Investment companies and other subsidiaries (cont'd)									
Société Centrale d'Investissement				5		France			
Societe Française Auxiliaire - S.F.A.					5	France			
Société Jovacienne de Participations				5		France			
Société Orbaisienne de Participations					2	France	Full	100.00%	100.00%
UCB Bail						France	Full	100.00%	100.00%
UCB Entreprises						France	Full	100.00%	100.00%
UCB Locabail Immobilier						France	Full	100.00%	100.00%
Verner Investissements (Groupe)						France	Equity	48.40%	48.40%
Special Purpose Entities									
Antin Participation 7						France	Full	100.00%	100.00%
Antin Participation 13						France	Full	100.00%	100.00%
BNP Paribas Capital Trust LLC 1 - 2 -3 -4 - 6						U.S.A	Full	100.00%	0.00%
BNP Paribas Capital Trust LLC 1 - 5					4	U.S.A			
BNP Paribas US Medium Term Notes Program						U.S.A	Full	100.00%	100.00%
BNP Paribas US Structured Medium Term Notes LLC						U.S.A	Full	100.00%	0.00%
BNP US Funding LLC						U.S.A	Full	100.00%	100.00%
Klépierre									
Akciova Spolocnost Arcol						Slovakia	Full	100.00%	50.06%
AMAC SRO			2			Slovakia	Full	100.00%	52.54%
AMC - Prague SRO			2			Czech Rep.	Full	100.00%	52.54%
Besloten Vennotschap Capucine BV						Netherlands	Full	100.00%	50.06%
Bestes			1			Czech Rep.	Full	100.00%	49.56%
Duna Plaza Offices z.o.o					2	Hungary	Full	100.00%	50.06%
Entertainment Plaza			1			Czech Rep.	Full	100.00%	50.06%
GIE Klepierre Services						France	Full	100.00%	43.93%
I G C SPA						Italy	Prop.	50.00%	25.03%
ICD SPA						Italy	Full	100.00%	42.55%
Klecar Italia SPA						Italy	Full	100.00%	41.55%
Klefin Italia SPA						Italy	Full	100.00%	50.06%
Klepierre CZ SRO						Czech Rep.	Full	100.00%	50.06%
Klepierre Krakow SP z.o.o		1				Poland	Full	100.00%	50.06%
Klepierre Larissa Ltd					2	Greece	Full	100.00%	50.06%
Klepierre Lublin					2	Poland	Full	100.00%	50.06%
Klepierre Luxembourg					2	Luxembourg	Full	100.00%	50.06%
Klepierre Novo			2			Czech Rep.	Full	100.00%	50.06%
Klepierre Poznan SP z.o.o		1				Poland	Full	100.00%	50.06%
Klepierre Sadyba SP z.o.o		1				Poland	Full	100.00%	50.06%
Klepierre Sosnowiec					2	Poland	Full	100.00%	50.06%
Klepierre Rybnik					2	Poland	Full	100.00%	50.06%
Krakow Plaza SP z.o.o		1				Poland	Full	100.00%	50.06%
Les Boutiques de Saint Maximin					1	France	Full	100.00%	21.02%
Plaza Center Management Poland Sp. z.o.o		1				Poland			
Progest					1	France	Full	100.00%	50.06%
Ruda Slaska Plaza SP z.o.o		1				Poland	Full	100.00%	50.06%
Rybnik Plaza SP z.o.o					2	Poland	Full	100.00%	50.06%
SA Brescia				5		France			
SA Cap Nord					1	France	Full	100.00%	42.05%
SA Cinéma de l'Esplanade						Belgium	Full	100.00%	50.06%
SA Coimbra						Belgium	Full	100.00%	50.06%
SA Delcis CR						Czech Rep.	Full	100.00%	50.06%
SA Devimo Consult						Belgium	Equity	35.00%	18.39%
SA Finascente		1				Portugal	Prop.	50.00%	24.53%
SA Foncière de Louvain la Neuve						Belgium	Full	100.00%	50.06%
SA Galeria Parque Nascente						Portugal	Prop.	50.00%	24.53%

(A) Movements for 6 months to 30 June 2005
(B) Movements for 6 months to 31 December 2005
(C) Movements for 6 months to 30 June 2006
(D) Movements for 6 months to 31 December 2006
(E) Movements for 6 months to 30 June 2007

(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	(14) First-time consolidation to comply with IFRS

Name	(A)	(B)	(C)	(D)	(E)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Klépierre (cont'd)									
SA Gondobrico						Portugal	Prop.	50.00%	25.03%
SA Klecar Foncier Espana						Spain	Full	100.00%	41.55%
SA Klecar Foncier Iberica						Spain	Full	100.00%	41.55%
SA Klelou Immobiliare						Portugal	Full	100.00%	50.06%
SA Kleminho			2			Portugal	Full	100.00%	50.06%
SA Klenor Immobiliaria						Portugal	Full	100.00%	50.06%
SA Klepierre						France	Full	50.16%	50.06%
SA Klepierre Athinon AE						Greece	Full	100.00%	41.55%
SA Klépierre Foncier Makedonia						Greece	Full	100.00%	41.55%
SA Klepierre NEA Efkarpia AE						Greece	Full	100.00%	41.55%
SA Klepierre Peribola Patras AE						Greece	Full	100.00%	41.55%
SA Klepierre Portugal SGPS						Portugal	Full	100.00%	50.06%
SA Klepierre Vallecas						Spain	Full	100.00%	50.06%
SA Klepierre Vinaza						Spain	Full	100.00%	50.06%
SA Kletel Immobiliaria						Portugal	Full	100.00%	50.06%
SA Place de l'accueil		1				Belgium	Full	100.00%	50.06%
SA Poznan Plaza		1				Poland	Full	100.00%	50.06%
SA Reze Sud					1	France	Equity	15.00%	7.51%
SA Sadyba Center		1				Poland	Full	100.00%	50.06%
SA Sogecaec						Portugal	Full	100.00%	52.54%
SARL Belvedere Invest					1	France	Full	100.00%	31.04%
SARL Csepel 2002						Hungary	Full	100.00%	50.06%
SARL Debrecen 2002						Hungary	Full	100.00%	50.06%
SARL Duna Plaza						Hungary	Full	100.00%	50.06%
SARL Effe Kappa						Italy	Prop.	50.00%	25.03%
SARL Forwing					1	France	Full	100.00%	32.54%
SARL Galleria Commerciale Assago						Italy	Full	100.00%	50.06%
SARL Galleria Commerciale Cavallino		1				Italy	Full	100.00%	50.06%
SARL Galleria Commerciale Collegno						Italy	Full	100.00%	49.56%
SARL Galleria Commerciale Klepierre	2					Italy	Full	100.00%	50.06%
SARL Galleria Commerciale Seravalle						Italy	Full	100.00%	50.06%
SARL Galleria Commerciale Solbiate		1				Italy	Full	100.00%	50.06%
SARL Gyor 2002						Hungary	Full	100.00%	50.06%
SARL Immobiliare Magnolia						Italy	Full	100.00%	42.55%
SARL Kanizsa 2002						Hungary	Full	100.00%	50.06%
SARL Kaposvar 2002						Hungary	Full	100.00%	50.06%
SARL Klepierre Pologne		1				Poland	Full	100.00%	50.06%
SARL Leg II Hellenic Holdings					2	Luxembourg	Full	100.00%	50.06%
SARL Miskolc 2002						Hungary	Full	100.00%	50.06%
SARL Novate						Italy	Full	100.00%	42.05%
SARL Nyiregyhaza Plaza						Hungary	Full	100.00%	50.06%
SARL Proreal					1	France	Full	100.00%	25.53%
SARL Szeged Plaza						Hungary	Full	100.00%	50.06%
SARL Szolnok Plaza						Hungary	Full	100.00%	50.06%
SARL Uj Alba						Hungary	Full	100.00%	50.06%
SARL Zalaegerszeg Plaza						Hungary	Full		
SAS 192 avenue Charles De Gaulle			5			France			
SAS 21 Kleber			5			France			
SAS 21 la Perouse			5			France			
SAS 43 Grenelle			5			France			
SAS 43 Kleber				5		France			
SAS 46 Notre-Dame des victoires			5			France			
SAS 5 Turin						France	Full	100.00%	50.06%
SAS Baudot Massy	5					France			
SAS Cande			5			France			
SAS CB Pierre						France	Full	100.00%	50.06%

(A) Movements for 6 months to 30 June 2005
(B) Movements for 6 months to 31 December 2005
(C) Movements for 6 months to 30 June 2006
(D) Movements for 6 months to 31 December 2006
(E) Movements for 6 months to 30 June 2007

(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	(14) First-time consolidation to comply with IFRS

Name	(A)	(B)	(C)	(D)	(E)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Klépierre (cont'd)									
SAS Cecobil						France	Prop.	50.00%	25.03%
SAS Cecoville						France	Full	100.00%	49.56%
SAS Centre Jaude Clermont						France	Full	100.00%	50.06%
SAS Concorde Puteaux			5			France			
SAS Doumer Caen			5			France			
SAS du 23 avenue Marignan			5			France			
SAS Espace Cordeliers						France	Prop.	50.00%	25.03%
SAS Espace Dumont D'Urville			5			France			
SAS Espace Kleber			5			France			
SAS Flandre			5			France			
SAS Holding Gondomar 1						France	Full	100.00%	49.56%
SAS Holding Gondomar 3						France	Full	100.00%	50.06%
SAS Issy Desmoulins			5			France			
SAS Kle Projet 1					1	France	Full	100.00%	50.06%
SAS Kle Projet 2					2	France	Full	100.00%	50.06%
SAS Klecapnor					2	France	Full	100.00%	42.05%
SAS KLE 1						France	Full	100.00%	50.06%
SAS Kleber Levallois			5			France			
SAS Klecar Participations Italie						France	Full	100.00%	41.55%
SAS Klemurs						France	Full	100.00%	42.05%
SAS Klepierre Finance						France	Full	100.00%	50.06%
SAS Klepierre Participations et Financements (ex SAS Klepierre Hongrie)						France	Full	100.00%	50.06%
SAS Le Havre Capelet						France	Full	100.00%	50.06%
SAS Le Havre Tourneville						France	Full	100.00%	50.06%
SAS Leblanc Paris 15				5		France			
SAS LP7						France	Full	100.00%	50.06%
SAS Marseille Le Merlan			5			France			
SAS Melun Saint-Peres			5			France			
SAS Odysseum Place de France						France	Full	50.00%	25.03%
SAS Opale						France	Full	100.00%	50.06%
SAS Poitiers Alienor						France	Full	100.00%	50.06%
SAS Saint-Andre Pey berland			5			France			
SAS Soaval						France	Prop.	50.00%	18.77%
SAS Socoseine					4	France			
SAS Strasbourg La Vigie			5			France			
SAS Suffren Paris 15				5		France			
SAS Toulouse Mermoz	5					France			
SAS Tours Nationale			5			France			
SC Antin Vendome	4					France			
SC Centre Bourse						France	Full	100.00%	50.06%
SC Solorec						France	Full	100.00%	39.55%
SCI Acheres 2000					1	France	Equity	30.00%	15.02%
SCI Aulnes Développement					1	France	Full	100.00%	12.51%
SCI Aurora	5					France			
SCI Bassin Nord						France	Prop.	50.00%	25.03%
SCI Beausevran		1				France	Full	100.00%	41.55%
SCI Bègles Papin						France	Full	100.00%	50.06%
SCI Champs de Mais					2	France	Equity	25.00%	12.51%
SCI Champs des Haies					2	France	Prop.	50.00%	25.03%
SCI Combault			2			France	Full	100.00%	50.06%
SCI Des Dunes					1	France	Prop.	50.00%	25.03%
SCI Des Salines					1	France	Prop.	50.00%	25.03%
SCI Du Plateau					1	France	Equity	26.00%	8.51%
SCI Girardin					1	France	Prop.	33.00%	16.52%
SCI Haies Hautes Pommeraie					1	France	Equity	43.00%	21.53%
SCI Halles Plerin					1	France	Equity	25.00%	12.51%

(A) Movements for 6 months to 30 June 2005
(B) Movements for 6 months to 31 December 2005
(C) Movements for 6 months to 30 June 2006
(D) Movements for 6 months to 31 December 2006
(E) Movements for 6 months to 30 June 2007

(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	(14) First-time consolidation to comply with IFRS

Name	(A)	(B)	(C)	(D)	(E)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Klépierre (cont'd)									
SCI Immobilière de la Pommeraie					2	France	Prop.	50.00%	25.03%
SCI l'Emperl					1	France	Equity	15.00%	7.51%
SCI La Française					1	France	Prop.	50.00%	25.03%
SCI La Plaine du Moulin à vent		2				France	Prop.	50.00%	25.03%
SCI La Rive					1	France	Full	100.00%	23.53%
SCI La Rocade					1	France	Equity	38.00%	19.02%
SCI La Rocade Ouest					1	France	Equity	36.00%	18.02%
SCI LC					2	France	Full	100.00%	16.52%
SCI Le Grand Pré					1	France	Prop.	50.00%	25.03%
SCI Le Mais					2	France	Full	50.00%	25.03%
SCI Les Bas Champs					1	France	Prop.	50.00%	25.03%
SCI Les Boutiques d'Osny					1	France	Full	100.00%	19.02%
SCI Les Roseaux					2	France	Full	100.00%	50.06%
SCI Maximeuble					1	France	Full	100.00%	50.06%
SCI Noble Cafetaria	5					France			
SCI Noble Galerie	5					France			
SCI Noble Restauration	5					France			
SCI Orengal	5					France			
SCI Osny Invest					1	France	Full	100.00%	28.53%
SCI Plateau de Plerin					1	France	Equity	25.00%	12.51%
SCI Plateau des Haies					1	France	Full	100.00%	45.05%
SCI Pommeraie Parc					2	France	Prop.	50.00%	25.03%
SCI Rebecca					1	France	Full	100.00%	35.04%
SCI Saint Maximin Construction					1	France	Prop.	50.00%	25.03%
SCI Sandri-Rome					1	France	Equity	15.00%	7.51%
SCI Secovalde						France	Full	100.00%	27.53%
SCI Sogegamar					1	France	Equity	23.00%	11.51%
SCI Tour Marcel Brot				4		France			
SCS Begles Arcins						France	Prop.	50.00%	25.03%
SCS Klecar Europe Sud						France	Full	100.00%	41.55%
SCS Ségécé						France	Full	90.00%	52.54%
Ségécé Ceska Republika (ex SRO FMC Central Europe)						Czech Rep.	Full	100.00%	52.54%
Ségécé Espana (ex SL Centros Shopping Gestion)						Spain	Full	100.00%	52.54%
Ségécé Hellas Réal Estate Management	2					Greece	Full	100.00%	52.55%
Ségécé Italia (ex SARL P S G)			6			Italy	Full	100.00%	52.54%
Ségécé Magyarorszag (ex SARL Plaza Center Management)						Hungary	Full	100.00%	52.54%
Ségécé Polska (ex Plaza Center Management Poland SP z.o.o)						Poland	Full	100.00%	52.79%
SNC Angoumars		2				France	Full	100.00%	50.06%
SNC Fonciere Saint Germain						France	Full	100.00%	50.06%
SNC Galae						France	Full	100.00%	51.18%
SNC General Leclerc 11-11bis Levallois						France	Full	100.00%	50.06%
SNC Gier Services Entreprises - GSE					2	France	Full	100.00%	50.06%
SNC Jardins des Princes						France	Full	100.00%	50.06%
SNC KC 1 à 12						France	Full	100.00%	41.55%
SNC KC20						France	Full	100.00%	41.55%
SNC Kleber la Perouse						France	Full	100.00%	50.06%
SNC Klecar France						France	Full	100.00%	41.55%
SNC Klegestion						France	Full	100.00%	50.06%
SNC Klepierre Conseil						France	Full	100.00%	50.06%
SNC Kletransactions						France	Full	100.00%	50.06%
SNC Le Barjac Victor						France	Full	100.00%	50.06%
SNC Le Havre Lafayette						France	Prop.	50.00%	25.03%
SNC Le Havre Vauban						France	Prop.	50.00%	25.03%
SNC Parc de Coquerelles					1	France	Prop.	50.00%	25.03%
SNC Pasteur			11			France	Full	100.00%	50.06%
SNC Ségécé Loisirs Transactions						France	Full	100.00%	52.55%

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(D) Movements for 6 months to 31 December 2006	
(E) Movements for 6 months to 30 June 2007	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	(14) First-time consolidation to comply with IFRS

Name	(A)	(B)	(C)	(D)	(E)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Klépierre (cont'd)									
SNC Soccendre						France	Full	100.00%	37.67%
SNC Société des Centres d'Oc et d'Oïl - SCOO						France	Full	100.00%	60.08%
SNC Sodevac						France	Full	100.00%	50.06%
Sosnowiec Plaza z.o.o					2	Poland	Full	100.00%	50.06%
SRO Klepierre CZ		1				Czech Rep.			

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(D) Movements for 6 months to 31 December 2006	
(E) Movements for 6 months to 30 June 2007	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	(14) First-time consolidation to comply with IFRS

4.c BUSINESS COMBINATIONS

- Business combinations in the first half of 2007

- Acquisition of Banque Privée Anjou (AMS and French Retail Banking divisions)

In May 2007, BNP Paribas SA acquired the entire capital of Dexia Banque Privée France, subsequently renamed Banque Privée Anjou, for EUR 185 million, including EUR 140 million paid in the first half of 2007. Banque Privée Anjou manages over EUR 3.1 billion in assets, mainly for individual clients and not-for-profit organisations.

Its assets and liabilities, recognised at fair value as of the acquisition date, mainly comprised:

- Assets: loans to other banks totalling EUR 45 million and customer loans totalling EUR 273 million.
- Liabilities: loans from other banks totalling EUR 29 million and customer deposits totalling EUR 292 million.

Based on the provisional accounting for the business combination, goodwill of EUR 70 million was recognised as an asset in the balance sheet at 30 June 2007. Banque Privée Anjou has been consolidated as from the acquisition date. Its contribution to consolidated net income for the first half of 2007 was not material. The acquisition led to a net cash outflow of EUR 63 million for the BNP Paribas Group in the first half of 2007.

- Other acquisitions (AMS division)

In June 2007, BNP Paribas acquired the entire capital of RBS International Securities Services Limited for GBP 117 million (EUR 173 million at the acquisition date). RBS International Securities Services Limited offers global custody, fund administration and corporate trustee services to fund managers and private asset managers in the offshore markets of Jersey, Guernsey and the Isle of Man. It has over EUR 44 billion of assets in custody and EUR 9 billion in assets under administration. At 31 December 2006, its balance sheet total amounted to EUR 2.6 billion, mainly comprising:

- Assets : loans to banks of EUR 2.1 billion;
- Liabilities: customer deposits of EUR 2.5 billion.

In June 2007, BNP Paribas Securities Services, a subsidiary of BNP Paribas, acquired the entire capital of Exelbank for EUR 66 million. This Spanish bank offers settlement-delivery, custody and depositary services and private banking outsourcing services. At 31 December 2006, its balance sheet total amounted to EUR 539 million, mainly comprising:

- Assets : loans to banks of EUR 523 million;
- Liabilities: customer deposits of EUR 494 million.

RBS International Securities Services Limited and Exelbank will be fully consolidated in the BNP Paribas Group's consolidated financial statements upon completion of the action plans launched to enable them to prepare financial information complying with the Group's disclosure requirements, no later than 31 December 2007.

- Business combinations in the first half of 2006

- Acquisition of Banca Nazionale del Lavoro (BNL)

On 3 February 2006, BNP Paribas announced that it had entered into several conditional agreements with a group of BNL shareholders, including Unipol, to acquire a 48% stake in BNL. As of 5 April 2006, BNP Paribas held a 50.4% interest in BNL, and had effectively obtained control of the company. BNP Paribas subsequently launched a public tender offer for the remaining shares held by minority shareholders. On 16 May 2006, BNP Paribas held 95.5% of BNL's ordinary shares further to the tender offer, representing a holding in excess of the 91.5% threshold set by the Italian securities regulator for a residual offer on outstanding shares. The residual offer for the outstanding shares ran from 30 June 2006 to 20 July 2006. BNL's ordinary shares were delisted on 26 July 2006. The acquisition of BNL therefore took place in several stages: the acquisition of a 50.4% controlling interest, followed by subsequent acquisitions of minority interests, thereby giving BNP Paribas a 99.10% stake in the bank.

BNL is Italy's sixth largest bank in terms of deposit and loan volumes. Its network spans across the whole of the country, with 17,000 employees and around 800 branches and outlets located in all major Italian cities. BNL has some 3 million private individual customers, 39,000 corporate clients, and 16,000 public-sector clients. BNL is particularly active in specialised financing solutions such as factoring and leasing, and also offers consumer credit, asset management services (EUR 26 billion in assets under management), private banking and life insurance solutions.

The cost of the 99.10% interest held by BNP Paribas in BNL at 30 June 2007 amounted to EUR 9,017million, and was paid in cash.

The BNP Paribas Group restated BNL's balance sheet at 31 March 2006 in order to bring BNL's accounting methods into line with those applied by the BNP Paribas Group and to comply with the purchase accounting rules prescribed by IFRS (see Note 1.b, "Business combinations and measurement of goodwill").

These adjustments represented a negative EUR 877 million after the tax impact. They primarily concerned the following:

- the measurement of provisions for credit risk on individual loans and loan portfolios – mainly including the effect of reclassifying loans more than 90 days past due as doubtful – as well as provisions for litigation and contingent liabilities (negative impact of EUR 536 million);
- employee benefit obligations (negative impact of EUR 325 million), primarily relating to contingent liabilities;
- the measurement of property, plant and equipment (EUR 144 million positive impact), the BNL brand (EUR 50 million positive impact) and the application of the Group's rules relating to depreciation/amortisation of assets (EUR 113 million negative impact), representing in all a net positive impact of EUR 81 million;
- the valuation of market transactions in accordance with the rules applicable within the BNP Paribas Group (EUR 112 million negative impact);
- the fair value measurement of loans, securities and other assets, as well as debt, other liabilities and insurance contracts (EUR 40 million positive impact);
- the tax effect of the above adjustments (EUR 293 million net deferred tax asset) and of contingent liabilities (EUR 318 million negative impact, including EUR 260 million recognised in the first half of 2007), representing a net negative impact of EUR 25 million.

As part of the purchase price allocation, the BNL brand was recognised separately from goodwill. It was measured on initial recognition using standard practices in the banking industry for valuing this type of asset and by comparisons with other listed banks of a comparable size. The calculation also took into account the recent changes in BNL brand recognition during the years preceding the acquisition.

BNP Paribas did not recognise an intangible asset for BNL's contractual customer relationships corresponding to account and deposit agreements entered into with customers. In addition, other than business combinations, no transactions were identified in Italy relating to similar assets which could be used as a basis of estimation. In accordance with paragraph 16 of IAS 38, these contractual customer relationships cannot be identified separately from BNL's goodwill as the bank does not have any legal or contractual rights to control the future relationships with its customers, or the loyalty of the customers to the bank. In any event, the value of this asset is not material as the interest rates on the vast majority of the bank's demand deposits do not result in material economic benefits. The economic benefit compared with alternative refinancing in the market is minimal due to the management costs and regulatory restrictions concerning the management of said deposits.

These adjustments reduced the Group share of BNL's equity at 31 March 2006 by the same amount, and gave rise to residual goodwill of EUR 2,295 million at 5 April 2006, the date BNP Paribas obtained effective control of BNL.

In accordance with the accounting policies described in note 1.c, "Own equity instruments and own equity instrument derivatives", the difference between the acquisition cost and the Group's equity in BNL's net assets held by minority shareholders and acquired after the date of acquisition (i.e. between 5 April 2006 and 31 December 2006) was recorded as a deduction from retained earnings attributable to BNP Paribas shareholders in an amount of EUR 2,224 million at 30 June 2007.

BNP Paribas financed the BNL acquisition by means of (i) a EUR 5,567 million issue of shares with pre-emptive subscription rights for existing shareholders; (ii) a EUR 2,023 million issue of undated super subordinated notes; and (iii) its own funds. Details of these issues are provided in note 8.a, "Changes in share capital and earnings per share".

The table below shows (i) BNL's consolidated balance sheet at 31 March 2006 prepared in accordance with IFRS before taking into account the controlling interest acquired by the Group in its capital; and (ii) BNL's balance sheet at the same date after adjustments recorded to comply with applicable rules on business combinations as prescribed by IFRS and with BNP Paribas Group accounting policies.

In millions of euros	31 March 2006	31 March 2006
	After acquisition-related adjustments	Prior to acquisition
ASSETS		
Financial assets at fair value through profit or loss	7,730	7,541
Available-for-sale financial assets	1,160	1,157
Loans and receivables due from credit institutions	8,705	8,705
Loans and receivables due from customers	63,860	63,763
Property, plant & equipment and intangible assets	2,682	2,600
Non-current assets held for sale	-	850
Other assets	5,318	4,284
TOTAL ASSETS	89,455	88,900
LIABILITIES		
Financial liabilities at fair value through profit or loss	8,303	8,007
Due to credit institutions	10,549	10,549
Due to customers	37,085	37,100
Debt securities	20,509	20,199
Non-current liabilities held for sale	-	784
Other liabilities	8,534	6,909
TOTAL LIABILITIES	84,980	83,548
CONSOLIDATED EQUITY		
Shareholders' equity	4,434	5,311
Minority interests	41	41
Total consolidated equity	4,475	5,352
TOTAL LIABILITIES AND EQUITY	89,455	88,900

The BNL sub-group has been fully consolidated as from the acquisition date. For the second quarter of 2006 BNL contributed EUR 140 million to the BNP Paribas Group's net income before minority interests and EUR 97 million to net income attributable to equity holders. If the acquisition had taken place on 1 January 2006, the BNL sub-group would have contributed EUR 1,480 million to net banking income and EUR 241 million to net income for the first half of 2006. The BNL acquisition led to a net cash outflow of EUR 11,490 million for the BNP Paribas Group in 2006.

During the first half of 2007, the BNP Paribas SA Shareholders' General Meeting of 15 May voted an extraordinary resolution (12th resolution) approving the merger of BNL into BNP Paribas, through the transfer to BNP Paribas of all BNL's assets, in exchange for BNP Paribas SA shares, and the assumption by BNP Paribas of all of BNL's debts. Provided that the restructuring is carried out in 2007 and that the necessary formal authorisation is obtained from the US Internal Revenue Service, the tax losses that have become utilisable by virtue of these transactions and the change of control of BNL will be available for set off against the future profits of BNP Paribas' New York branch. It will then be possible to determine the portion of the total EUR 1.2 billion tax loss carryforwards that can be utilised, the timing of the utilisations and the potential tax saving. A deferred tax asset will be recognised for this potential tax saving for BNP Paribas - which results from the acquisition of BNL and the current restructuring and would not have been available to BNL if the change of control had not taken place – only to the extent that it is probable that taxable profit will be available against which the tax loss carryforwards can be utilised.

- Acquisition of UkrSibbank (International Retail Banking and Financial Services)

On 14 April 2006, BNP Paribas acquired 51% of UkrSibbank. Existing shareholders of UkrSibbank

signed a long-term agreement with BNP Paribas and will retain a 49% interest in the Ukrainian entity.

UkrSibbank offers a wide range of services in the retail, corporate and investment banking arenas. At the acquisition date it was Ukraine's fifth-largest bank in terms of assets and had a network of 830 branches and outlets, employing close to 9,500 people.

The UkrSibbank Group's assets and liabilities – which were recognised at fair value at the acquisition date – primarily comprised customer loans amounting to EUR 1,423 million and customer deposits representing EUR 929 million.

Goodwill representing the local currency equivalent of EUR 201 million at 31 December 2006 was recorded on the consolidation of the UkrSibbank Group.

UkrSibbank has been consolidated since the acquisition date and its contribution to the BNP Paribas Group's net income for the first half of 2006 was not material. This acquisition led to a net cash outflow in 2006 of EUR 161 million for the BNP Paribas Group.

- Business combinations in the first half of 2005

- Acquisition of TEB Mali (International Retail Banking and Financial Services)

In February 2005, BNP Paribas acquired a 50% interest in the holding company TEB Mali, which owns 84.25% of the Turkish bank Turk Ekonomi Bankasi (TEB). The Colakoglu group retained a 50% interest in TEB Mali.

TEB is a mid-sized universal bank which, via its subsidiaries, offers corporate and retail customers a full range of financial services and products including export financing, leasing, factoring, consumer credit, deposit-taking, treasury and asset management, insurance, investment banking and brokerage. On the acquisition date, TEB had a network of 85 branches and also owned two banks outside Turkey.

The assets and liabilities of TEB Mali, recognised at fair value as of the acquisition date, mainly comprised:

- assets: customer loans of EUR 1,476 million (BNP Paribas share: EUR 738 million);
- liabilities: customer deposits of EUR 1,781 million (BNP Paribas share: EUR 891 million).

The acquisition price was USD 252 million, or an equivalent value of EUR 198 million at the acquisition date. An earn-out payment contingent on the future profitability of TEB, payable at the start of 2008, was agreed by the parties. Acquisition costs of EUR 6 million were incurred. Goodwill on this acquisition represented the local currency equivalent of EUR 128 million at 31 December 2005, and was recognised as an asset in the balance sheet. The value of this goodwill is supported by the highly favourable growth prospects of TEB. In addition, the acquisition by BNP Paribas of an interest in the TEB Group's holding company provides an opportunity to forge many operational alliances in a wide variety of fields such as export and commodity financing, consumer credit, mortgage lending, leasing and retail banking, thereby enhancing the TEB group's expertise and product range.

TEB Mali has been consolidated since the acquisition date, and contributed EUR 9 million to consolidated net income for the first half of 2005. The acquisition generated a net cash inflow of EUR 42 million for the BNP Paribas Group in 2005.


END